   As filed with the Securities and Exchange Commission on February 18, 2000

                                                      Registration No. 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------
                        National Commerce Bancorporation
             (Exact name of registrant as specified in its charter)

                               ----------------

            Tennessee                        6711                        62-0784645
 (State or other jurisdiction of (Primary Standard Industrial         (I.R.S. Employer
  incorporation or organization)  Classification Code Number)      Identification Number)
                                      One Commerce Square
                                   Memphis, Tennessee 38150
                                        (901) 523-3434

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ----------------
                             CHARLES A. NEALE, ESQ.
                       Vice President and General Counsel
                        National Commerce Bancorporation
                              One Commerce Square
                            Memphis, Tennessee 38150
                                 (901) 523-3371
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                with copies to:

         JOHN A. GOOD, ESQ.                          EDWARD C. WINSLOW, ESQ.
       Bass, Berry & Sims PLC         Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.
    100 Peabody Place, Suite 950          2000 Renaissance Plaza, 230 North Elm Street,
      Memphis, Tennessee 38103                       P. O. Box 26000 (27420)
     Telephone: (901) 543-5901                  Greensboro, North Carolina 27401
     Facsimile: (888) 543-4644                      Telephone: (336) 373-8850
    E-Mail: jgood@bassberry.com                     Facsimile: (336) 378-1001
                                                E-Mail: ewinslow@brookspierce.com

                               ----------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable following the effectiveness of this Registration Statement.

   If any securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                              Proposed        Proposed
                                Amount        maximum          maximum
  Title of each class of         to be     offering price     aggregate          Amount of
securities to be registered  registered(1)  per share(2)  offering price(2) registration fee(2)
-----------------------------------------------------------------------------------------------
 Common Stock, $2.00 par
  value.................       1,514,108       $9.875        $24,714,163         $6,525.00

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) This amount is based upon the maximum number of shares anticipated to be issued pursuant to an Agreement and Plan of Reorganization dated as of December 27, 1999 between the Registrant and Piedmont Bancorp, Inc.
(2) Computed in accordance with Rule 457(f) under the Securities Act of 1933, as amended, based on the average of the high and low sales price on the American Stock Exchange as of February 16, 2000 of the securities to be received by the Registrant in exchange for the securities registered hereby. On the date hereof, there were 2,502,700 shares of Common Stock, no par value, of Piedmont Bancorp, Inc. outstanding.
                               ----------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          To be held on March 31, 2000

                               ----------------

   Notice is hereby given that a special meeting of the shareholders of
Piedmont Bancorp, Inc. will be held on March 31, 2000, at     , local time,
at    , Hillsborough, North Carolina, for the following purposes:

  1. To consider and act upon a proposal to approve the Agreement and Plan of Reorganization dated as of December 27, 1999, between National Commerce Bancorporation and Piedmont Bancorp, Inc. and the related Plan of Merger, copies of which are attached as Appendix A to the proxy statement/prospectus accompanying this notice. The agreement provides for the merger of Piedmont with and into NCBC. If the merger is completed each outstanding share of Piedmont common stock will be converted into the right to receive a number of shares of NCBC common stock equal to the ratio of $12.52 (based on currently outstanding shares of common stock and options to purchase Piedmont common stock) divided by the average closing price of NCBC common stock on the Nasdaq National Market for the five trading days ending two trading days prior to the special meeting. However, if the five day average NCBC closing price is less than $20.70 per share, the exchange ratio will be fixed at .60499 shares of NCBC common stock for each share of Piedmont common stock, and if the five day average NCBC closing price is greater than $25.30 per share, the exchange ratio will be fixed at .49499 shares of NCBC common stock for each share of Piedmont common stock. The closing
     price of NCBC common on the Nasdaq National Market on February   , 2000
     was $       per share. The calculation of the exchange ratio is
     described in more detail in the proxy statement/prospectus. The exchange ratio is also subject to adjustment under certain circumstances described in the agreement. It is anticipated that the merger generally will be tax-free to Piedmont shareholders for U.S. federal income tax purposes.

  2. To transact such other business as may properly be brought before the special meeting or at any postponement or adjournment thereof.

   Piedmont's Board is not aware of any other business to come before the special meeting.

   The merger is conditioned upon approval by the holders of a majority of the outstanding shares of Piedmont common stock. The Piedmont Board has fixed the close of business on February 25, 2000 as the record date for the determination of the shareholders entitled to receive notice of and to vote at the special meeting and at any postponement or adjournment of the meeting. A list of shareholders who are entitled to vote at the special meeting will be available for inspection by any shareholder, his or her agent or attorney at the time and place of the meeting.

   Your vote is important regardless of the number of shares you own. A form of proxy is enclosed. Please complete, date and sign the proxy card and return it promptly in the enclosed postage prepaid envelope whether or not you plan to attend the special meeting. If you attend the special meeting, you may vote in person if you wish, even if you have previously returned your proxy card, by revoking your proxy as described in the proxy statement/prospectus.

                                          By Order of the Board of Directors

                                                /s/ Peggy S. Walker
                                          By: _________________________________
                                             Peggy S. Walker, Secretary


Hillsborough, North Carolina
February  , 2000

Piedmont Shareholders:

   This document is being furnished to shareholders of Piedmont Bancorp, Inc. in connection with the solicitation of proxies by Piedmont's board of directors for use at a special meeting of the Piedmont shareholders to be held March 31, 2000. The purpose of the special meeting is to approve an Agreement and Plan of Reorganization dated as of December 27, 1999 and related plan of merger providing for the merger of Piedmont with and into National Commerce Bancorporation. If the proposed merger occurs, the combined company expects to be better positioned to compete in the financial services industry in North Carolina due to expanded operations and market coverage. We expect that the merger generally will be tax-free to our shareholders for federal income tax purposes.

   If you approve the merger agreement, we will be merged with and into NCBC. The merger agreement provides that our shareholders will receive, for each share of Piedmont common stock they own, a number of shares of NCBC common stock based on a floating exchange ratio equal to $12.52 (based on currently outstanding shares of Piedmont common stock and options to purchase Piedmont common stock) divided by the average closing price of NCBC common stock on the Nasdaq National Market for the five trading days ending two trading days prior to the special meeting. However, if the five day average NCBC closing price is less than $20.70 per share, the exchange ratio will be fixed at .60499 shares of NCBC common stock for each share of Piedmont common stock, and if the five day average NCBC closing price is greater than $25.30 per share, the exchange ratio will be fixed at .49499 shares of NCBC common stock for each share of Piedmont common stock. The closing price of the NCBC common stock on the Nasdaq
National Market on February   , 2000 was $      per share. The calculation of
the exchange ratio is described in more detail in this proxy statement/prospectus.

   Your vote is important. We cannot complete the merger unless the holders of a majority of the outstanding shares of Piedmont common stock approve the merger agreement.

   The special meeting will be held on March 31, 2000, at    a.m., local time,
at          , Hillsborough, North Carolina. It is important that your shares be represented at the special meeting either in person or by proxy. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card to us in the enclosed postage prepaid envelope.

   If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote for approval of the merger agreement. If you do not sign and send in your proxy or you abstain and do not attend the special meeting and vote in person, the effect will be a vote against approval of the merger agreement. If your shares are held in "street name," you must instruct your broker in order to vote. Failure of your broker to vote your shares will effectively be a vote against approval of the merger agreement. If you attend the special meeting, you may vote in person if you wish, even if you have previously returned your proxy card.

   This proxy statement/prospectus contains a detailed description of the entire transaction. Please read it carefully. You can also obtain more information about NCBC and Piedmont in documents they each file with the Securities and Exchange Commission.

   After careful consideration, Piedmont's Board of Directors has determined that the merger is in the best interests of its shareholders, and unanimously recommends voting FOR approval of the merger agreement and the transactions provided for in the merger agreement.

                                          Sincerely,

                                                  /s/ D. Tyson Clayton
                                          By: _________________________________
                                                     D. Tyson Clayton
                                              Chairman, President and Chief
                                                    Executive Officer

    Neither the Securities and Exchange Commission nor any state securities commission has approved the NCBC common stock to be issued under this prospectus or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The shares of NCBC common stock offered by this prospectus are not savings accounts, deposits or other obligations of a bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

   This proxy statement/prospectus is dated February   , 2000 and was mailed to
Piedmont shareholders with a proxy card on or about March   , 2000.

                               TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE MERGER..................................... iii

SUMMARY....................................................................   1
 The Companies.............................................................   1
 The Merger................................................................   1
 Our Reasons for the Merger................................................   2
 The Merger Consideration Will Be Shares of NCBC Common Stock, the Number
  of Which Will Depend on the NCBC Average Closing Stock Price of the
  Nasdaq National Market for the Five Trading Day Period Ending Two Trading
  Days Before the Special Meeting..........................................   2
 Share Information and Market Prices.......................................   3
 Generally, the Merger Will Be a Tax-Free Transaction for Piedmont
  Shareholders.............................................................   3
 Piedmont's Board of Directors Unanimously Recommends Shareholder Approval
  of the
  Merger Agreement.........................................................   3
 Trident Securities Says the Merger Consideration is Fair to Piedmont
  Shareholders.............................................................   3
 Piedmont to Hold Meeting on March 31, 2000................................   4
 No Dissenters' Appraisal Rights...........................................   4
 Pooling of Interests Accounting Treatment.................................   4
 Interests of Piedmont Management in the Merger............................   4
 The Merger Agreement......................................................   4
 Stock Option Granted to NCBC by Piedmont..................................   5
 Recent NCBC Financial Information.........................................   6
 Recent Piedmont Financial Information.....................................   6
 Comparative Market Prices and Dividends...................................   7
 NCBC and Piedmont Selected Historical Financial Data......................   8
 NCBC and Piedmont Equivalent Pro Forma Per Common Share Data..............  11
INFORMATION CONCERNING THE SPECIAL MEETING.................................  13
 Date, Time and Place; Matters to be Considered............................  13
 Vote Required.............................................................  13
 Voting of Proxies.........................................................  13
 Revocability of Proxies...................................................  13
 Solicitation of Proxies...................................................  14

THE MERGER.................................................................  15
 General...................................................................  15
 Background of the Merger..................................................  15
 Recommendation of Piedmont Board of Directors.............................  18
 Opinion of Financial Advisor to Piedmont..................................  19
 Interests of Certain Persons in the Merger................................  25
 Management and Operations of NCBC After the Merger........................  25
 Public Trading Markets....................................................  25
 Absence of Dissenters' Appraisal Rights...................................  25
 Resale of NCBC Common Stock by Piedmont Shareholders and Affiliates.......  26

THE MERGER AGREEMENT.......................................................  26
 Conditions to Completion of the Merger....................................  26
 Piedmont Covenants........................................................  27
 Representations and Warranties............................................  29
 Amendment and Termination.................................................  29
 Exchange of Certificates Representing Piedmont Common Stock...............  30
 Treatment of Piedmont Stock Options.......................................  30
 Bank Regulatory and Other Legal Considerations............................  30

 Accounting Treatment.......................................................  31
 Material Federal Income Tax Considerations.................................  32
STOCK OPTION AGREEMENT......................................................  33
EXPENSES....................................................................  35
COMPARISON OF RIGHTS OF PIEDMONT AND NCBC SHAREHOLDERS......................  35
DESCRIPTION OF NCBC COMMON STOCK............................................  39
WHERE YOU CAN FIND MORE INFORMATION.........................................  40
FORWARD-LOOKING STATEMENTS..................................................  40
INCORPORATION OF DOCUMENTS FILED WITH THE SEC...............................  41
LEGAL MATTERS...............................................................  42
EXPERTS.....................................................................  42

APPENDIX A  AGREEMENT AND PLAN OF REORGANIZATION (without
              exhibits other than Plan of Merger)................ Appendix A-1
APPENDIX B  FAIRNESS OPINION OF TRIDENT SECURITIES............... Appendix B-1
APPENDIX C  STOCK OPTION AGREEMENT............................... Appendix C-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHY IS PIEDMONT MERGING WITH NCBC?

A: Our companies are proposing to merge because we believe that the merger will benefit our shareholders, customers and employees. We believe the merger will create a more diversified financial services company that will be better positioned to compete in the financial services industry in North Carolina through expanded operations and market coverage. If the merger is completed, you will have a more liquid investment because NCBC common stock is more actively traded than Piedmont common stock. In addition, the market value of the NCBC common stock to be issued in the merger in exchange for the Piedmont common stock represents a premium over the market and book value of Piedmont common stock. To review the background and reasons for the merger in greater detail, see pages 14 through 17.

Q: WHAT AM I BEING ASKED TO VOTE ON AND HOW DOES MY BOARD RECOMMEND THAT I
   VOTE?

A: You are being asked to vote FOR approval of the agreement and plan of reorganization providing for the merger of Piedmont with and into NCBC. The Piedmont Board has unanimously approved and adopted the merger agreement and recommends that you also vote for approval.

Q: WHAT VOTE IS REQUIRED TO APPROVE THE PROPOSAL?

A: Approval of the proposal requires the affirmative vote of a majority of the outstanding shares of Piedmont common stock.

Q: WHAT WILL I RECEIVE IN THE MERGER?

A: Under the merger agreement, you will receive shares of NCBC common stock in exchange for shares of Piedmont common stock you own. Each share of Piedmont common stock you own will be exchanged for NCBC common stock at the exchange ratio. The exchange ratio is a floating ratio equal to $12.52 (based on currently outstanding shares of Piedmont common stock and options to purchase Piedmont common stock) divided by the average closing price of NCBC common stock on the Nasdaq National Market for the five trading days ending two trading days prior to the effective date of the merger. However, if the five day average NCBC closing price is less than $20.70 per share, the exchange ratio will be fixed at .60499 shares of NCBC common stock for each share of Piedmont common stock and if the five day average NCBC closing price is greater than $25.30 per share, the exchange ratio will be fixed at .49499 shares of NCBC common stock for each share of Piedmont common stock. The closing price of the NCBC common stock on the Nasdaq National Market on
   February   , 2000 was $        per share.

   NCBC will not issue fractional shares in the merger. Instead, you will receive a cash payment, without interest, for the value of any fraction of a share of NCBC common stock that you would otherwise be entitled to receive.

Q: WHAT HAPPENS AS THE MARKET PRICE OF NCBC COMMON STOCK FLUCTUATES?

A: Under the merger agreement the exchange ratio will fluctuate as the market price of NCBC common stock fluctuates so long as the average closing price for NCBC common stock on the Nasdaq National Market for the five trading day period ending two days before the special meeting is between $20.70 and $25.30 per share. However, if the five day average closing price is less than $20.70 per share, the exchange ratio will be fixed at .60499 shares of NCBC common stock for each share of Piedmont common stock and if the five day average closing price is greater than $25.30, then the exchange ratio will be fixed at .49499 shares of NCBC common stock for each share of Piedmont common stock. After the close of business on the last day of the five day period during which the average NCBC closing price is determined, Piedmont shareholders may obtain information about the exchange ratio by calling (800) 737-3426.

Q: WHAT WILL MY DIVIDENDS BE AFTER THE MERGER?

A: After the merger, you will receive any dividends that are declared by the NCBC Board with respect to the NCBC common stock. During 1999, NCBC paid quarterly dividends at the annual rate of $0.375 per share. NCBC has paid regular dividends on the NCBC common stock without interruption since its incorporation.

Q: MAY I SELL THE SHARES OF NCBC COMMON STOCK THAT I WILL RECEIVE IN THE
   MERGER?

A: Yes. Shares of NCBC common stock that you receive in the merger will be freely transferable, unless you are an "affiliate" of Piedmont under applicable federal securities laws. Affiliates include directors, certain executive officers and holders of 10% or more of Piedmont common stock. Generally, all shares of NCBC common stock received by affiliates (including shares they beneficially own for others) may be sold by them only in compliance with the Securities Act of 1933, as amended, and applicable accounting rules governing pooling of interests. Shares of NCBC common stock received by non-affiliates in connection with the merger will be freely transferable under the Securities Act. For more detail regarding this subject, see page 25.

Q: WHEN IS THE MERGER EXPECTED TO BE COMPLETED?

A: We expect to complete the merger as soon as practicable after the special meeting.

Q: WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO ME?

A: Generally the exchange of your shares of Piedmont common stock for NCBC common stock will be tax-free to you for U.S. federal income tax purposes. You will, however, have to pay taxes on cash received for fractional shares. To review the federal tax consequences to Piedmont shareholders in greater detail, see pages 32 and 33. Your tax consequences will depend on your personal situation. You should consult your tax advisor for a full understanding of the tax consequences of the merger to you. We cannot give you tax, accounting, legal or investment advice.

Q: WHAT SHOULD I DO NOW?

A: Indicate on your proxy card how you want to vote. Sign and mail the proxy card in the enclosed postage prepaid envelope as soon as possible, so that your shares will be represented at the special meeting. If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be voted in favor of the proposal to approve and adopt the merger agreement. If you do not sign and send in your proxy or if you abstain and you do not attend the special meeting and vote in person, it will have the effect of a vote against the merger. The special meeting will take place on March 31,
   2000, at    , local time, at               , Hillsborough, North Carolina,
   subject to any adjournments or postponements thereof. You may attend the special meeting and vote your shares in person, rather than voting by proxy. In addition, you may withdraw your proxy up to and including the day of the special meeting by following the directions on pages 13 and 14 and either change your vote or attend the special meeting and vote in person.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY
   SHARES FOR ME?

A: Yes. Your broker will vote your shares of Piedmont common stock if you provide instructions on how to vote. You should instruct your broker how to vote your shares, following the directions your broker provides. If you do not provide instructions to your broker, your shares will not be voted and this will have the effect of voting against the merger. Please contact your broker about this transaction.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After the merger is completed we will send you written instructions for exchanging your Piedmont common stock certificates for NCBC common stock certificates.

Q: WHO CAN HELP ANSWER MY QUESTIONS?

A: If you want additional copies of this document, or if you want to ask any questions about the merger, you should contact:

                         D. Tyson Clayton, Chairman, President
                         and Chief Executive Officer
                         Piedmont Bancorp, Inc.
                         260 South Churton Street
                         Hillsborough, North Carolina 27278-2507
                         Telephone: (919) 732-2143
                                       or
                         Thomas W. Wayne, Vice President,
                         Treasurer and Chief Financial Officer
                         Piedmont Bancorp, Inc.
                         260 South Churton Street
                         Hillsborough, North Carolina 27278-2507
                         Telephone: (919) 732-2143

                                      SUMMARY

   This summary contains selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger fully and to obtain a more completed description of the legal terms of the merger, you should carefully read this entire document, including the appendices and the documents incorporated by reference or otherwise referred to. See "Where You Can Find More Information" on page 40.

The Companies

National Commerce Bancorporation
One Commerce Square
Memphis, Tennessee 38150
Telephone: (901) 523-3242

   National Commerce Bancorporation is a bank holding company that provides diverse financial services. NCBC provides financial services through a regional network of banking affiliates and a national network of non-banking affiliates. NCBC operates 162 bank locations in Tennessee, North Carolina, Georgia, Virginia, West Virginia, Mississippi and Arkansas. NCBC has three principal lines of business: retail banking, commercial banking and financial services. Financial services include transaction processing, in-store licensing and consulting, capital markets, trust and asset management and treasury services.

   As of December 31, 1999 NCBC had total consolidated assets of approximately $6.8 billion, total consolidated deposits of approximately $4.5 billion, consolidated shareholders' equity of approximately $557 million, and had consolidated net income of approximately $107 million, or $.99 per diluted share, for the year ended December 31, 1999.

   The Bank of New York, 101 Barclay Street, New York, New York acts as transfer agent and registrar for NCBC common stock.

Piedmont Bancorp, Inc.
260 South Churton Street
Hillsborough, North Carolina 27278-2507
Telephone: (919) 732-2143

   Piedmont Bancorp, Inc. is a bank holding company. Piedmont's wholly owned banking subsidiary, Hillsborough Savings Bank, Inc., SSB is a North Carolina savings bank established in 1913. Hillsborough is primarily a home mortgage lender which conducts a full service banking business centered in Orange County, North Carolina, with branches in Durham County, North Carolina.

   As of December 31, 1999 Piedmont had total consolidated assets of approximately $148.1 million, total consolidated deposits of approximately $109.5 million, consolidated shareholders' equity of approximately
$19.0 million. Piedmont's consolidated net income for the year ended June 30, 1999 was approximately $1.2 million, or $.46 per diluted share.

   Registrar and Transfer Company, Commerce Drive, Cranford, New Jersey, acts as transfer agent and registrar for Piedmont common stock.

The Merger (See Page 15)

   The merger agreement is attached as Appendix A to this proxy statement/prospectus. You should read the merger agreement in its entirety because it is the legal document that governs the merger of Piedmont and NCBC.

   As a result of the merger, Piedmont will be merged with and into NCBC in accordance with the provisions of the Tennessee Business Corporation Act and the North Carolina Business Corporation Act. When the merger is completed:

  .  NCBC will be the surviving corporation;

  . the Board of Directors of NCBC will continue as the Board of Directors of the surviving corporation;

  .  the separate existence of Piedmont will cease;

  .  Hillsborough will operate as a wholly owned banking subsidiary of NCBC;
     and

  .  shareholders of Piedmont will become shareholders of NCBC.

Our Reasons for the Merger (See Pages 15 through 18)

   We believe that the merger will enable us to be a stronger competitor in the financial services industry in North Carolina through expanded operations and market coverage. The merger will allow us to:

  . establish additional "hubs" for NCBC's network of in-store supermarket branches in North Carolina; and

  .  provide enhanced financial services to Hillsborough customers.

   Piedmont shareholders will benefit from:

  . enhanced liquidity in their investment because NCBC common stock is more actively traded than Piedmont common stock; and

  . the premium over the book and market value of Piedmont common stock represented by the NCBC common stock to be issued in the merger.

The Merger Consideration Will Be Shares of NCBC Common Stock, the Number of Which Will Depend on the NCBC Average Closing Stock Price on the Nasdaq National Market for the Five Trading Day Period Ending Two Trading Days Before the Special Meeting.

   At the effective time of the merger, shares of Piedmont common stock will be converted into the right to receive shares of NCBC common stock based on an exchange ratio determined two trading days prior to the special meeting. The exchange ratio will be based in part on the average closing price for the NCBC common stock on the Nasdaq National Market for the five trading day period ending two trading days before the special meeting. After the close of business on the last day of the five day period during which the average NCBC closing price is determined, Piedmont shareholders may obtain information about the exchange ratio by calling (800) 737-3426.

   If the five day average closing price of the NCBC common stock is between $20.70 and $25.30 per share, the exchange ratio will be a floating exchange ratio equal to $12.52 (based on currently outstanding shares of Piedmont common stock and options to purchase Piedmont common stock) divided by the five day average closing price per share of the NCBC common stock.

   If, however, the five day average closing price of the NCBC common stock is less than $20.70 per share, the exchange ratio will be fixed at .60499 shares of NCBC common stock for each share of Piedmont common stock. If the five day average closing price of the NCBC common stock is greater than $25.30 per share, the exchange ratio will be fixed at .49499 shares of NCBC common stock for each share of Piedmont common stock. Consequently, fluctuations in the market price of the NCBC common stock outside the $20.70 to $25.30 per share collar may result in the value of NCBC common stock received by Piedmont shareholders in the merger being significantly higher or lower than at the date the merger was publicly announced.

   Cash payments will be made instead of issuing fractional shares. For example, if you hold 100 shares of Piedmont common stock and the exchange ratio is .60499 (the fixed exchange ratio at the lower end of the collar), you will receive 60 shares of NCBC common stock (100 x .60499 = 60.499), plus a cash payment equal to the value of .499 of a share of NCBC common stock based upon the average closing price for NCBC common stock for the five trading days ending two trading days before the special meeting.

Share Information and Market Prices (See Pages 7 and 8)

   NCBC common stock is traded on the Nasdaq National Market under the symbol "NCBC." Piedmont common stock is traded on the American Stock Exchange under the symbol "PDB." On December 27, 1999, the last trading day before we announced the merger, NCBC common stock closed at $22.75 per share on the Nasdaq National Market, and Piedmont common stock closed at $7.375 per share on
the American Stock Exchange. On February   , 2000, NCBC common stock closed at
$    per share and Piedmont common stock closed at $    per share.

Generally, the Merger Will Be a Tax-Free Transaction for Piedmont Shareholders (See Pages 32 and 33)

   NCBC and Piedmont have each received a tax opinion from Bass, Berry & Sims PLC to the effect that, based on certain facts, representations and assumptions, the merger will be treated as a "reorganization" for federal income tax purposes. It is a condition to completing the merger that each party receives an updated legal opinion to that effect at closing.

   Therefore, we expect that for United States federal income tax purposes, Piedmont shareholders generally will not recognize any gain or loss on the conversion of shares of Piedmont common stock into shares of NCBC common stock, except in connection with any cash received instead of a fractional share. We also expect the merger will not cause Piedmont, NCBC or NCBC's shareholders to recognize any gain or loss for federal income tax purposes.

   This federal income tax treatment may not apply to certain Piedmont shareholders. Determining the actual tax consequences of the merger to you may be complex, depending on your specific situation and factors outside our control. You should consult your own tax advisor for a full understanding of the merger's tax consequences to you.

Piedmont's Board of Directors Unanimously Recommends Shareholder Approval of the Merger Agreement (See Page 18)

   Piedmont's board of directors believes that the merger is in the best interests of Piedmont and its shareholders and has unanimously approved the merger agreement. Piedmont's board of directors unanimously recommends that you vote "FOR" approval of the merger agreement and the related plan of merger.

Trident Securities Says the Merger Consideration is Fair to Piedmont Shareholders (See Pages 19 through 24 and Appendix B)

   Trident Securities, a division of McDonald Investments, Inc., has delivered to Piedmont's Board of Directors its opinion that, as of the date of this document, the exchange ratio is fair to the holders of Piedmont common stock from a financial point of view. A copy of this opinion is attached to this document as Appendix B. You should read this opinion completely to understand the assumptions made, matters considered and limitations on the review made by Trident Securities in providing its opinion.

Piedmont to Hold Meeting on March 31, 2000 (See Page 13)

   Piedmont shareholders will hold a special meeting at    , local time, on
March 31, 2000, at     , Hillsborough, North Carolina. Piedmont shareholders
will be asked to vote to approve the merger agreement and related plan of merger and the merger of Piedmont with and into NCBC.

   You can vote at the special meeting if you owned Piedmont common stock at the close of business on February 25, 2000. As of February 25, 2000, there were
approximately     shares of Piedmont common stock outstanding which were held
by approximately           shareholders of record. Approval of the merger
agreement requires a favorable vote by a majority of the outstanding shares of Piedmont common stock.

No Dissenters' Appraisal Rights (See Page 25)

   Piedmont shareholders will not have dissenters' appraisal rights in connection with the merger.

Pooling of Interests Accounting Treatment (See Page 31)

   NCBC will account for the merger as a pooling of interests. This means that, for accounting and financial reporting purposes, we will treat Piedmont as if it had always been combined with NCBC.

Interests of Piedmont Management in the Merger (See Page 25)

   In addition to their interests as shareholders, D. Tyson Clayton, Ted R. Laws and Danny C. Lloyd will each enter into a three year employment agreement with NCBC providing for a base salary, incentive compensation and employee benefits.

   Under certain circumstances, Mr. Clayton has the right to retire and become a consultant to NCBC and continue receiving full benefits for the remaining term of his employment agreement. In addition, seven other employees of Hillsborough will enter into employment agreements which have two-year terms.

   All of the existing directors of Piedmont will be appointed to a local advisory board and, for service on that board, such directors are expected to receive fees totaling $4,000 per year. Piedmont's existing emeritus directors will also serve on the advisory board and will receive annual fees of $3,111.

   In addition, consistent with Piedmont's past practices, NCBC will provide certain post retirement health insurance benefits to three members of Piedmont's Board of Directors who are current or former Hillsborough employees. The cost of these health insurance benefits will not exceed $2,000 per year for each recipient.

   NCBC has agreed to indemnify present and former directors, officers, employees and agents of Piedmont and its subsidiaries against liabilities arising from their services to the Piedmont companies.

   The Piedmont Board of Directors was aware of these interests and took them into account in their decision to approve the merger agreement.

The Merger Agreement

 Conditions That Must Be Satisfied for the Merger to Occur (See Pages 26 and
27)

   Completion of the merger is subject to various conditions, including:

  .  approval of the merger agreement by Piedmont shareholders;

  .  receipt of all necessary regulatory and other consents and approvals;

  . execution of an employment agreement by D. Tyson Clayton and execution of non-competition agreements by each member of the Piedmont Board of Directors; and

  . receipt of legal and tax opinions and a negative assurance letter from Piedmont's independent auditors (as to Piedmont only).

   Conditions to the merger may be waived by NCBC.

 Termination of the Merger Agreement (See Pages 29 and 30)

   NCBC and Piedmont can mutually agree to abandon the merger (and terminate the merger agreement) at any time before the merger is completed, even after obtaining shareholder approval. Also, either NCBC or Piedmont can decide, without the consent of the other, to abandon the merger (and terminate the merger agreement) if:

  . the other party materially breaches a provision contained in the merger agreement and does not (or cannot) correct the breach within 30 days;

  . any regulatory authority fails to grant an approval we need to complete the merger or issues an order preventing the merger;

  .  the merger has not been completed by September 30, 2000; or

  .  the Piedmont shareholders fail to approve the merger agreement.

   In addition, Piedmont may terminate the merger agreement if its Board of Directors has determined in good faith and as permitted by the merger agreement to pursue an alternative acquisition proposal.

 Merger Expected to Occur as Soon as Practicable After the Special Meeting

   The merger will occur as soon as practicable after the approval of the merger agreement by the Piedmont shareholders at the special meeting.

 Regulatory Approvals We Must Obtain for the Merger (See Pages 30 and 31)

   We cannot complete the merger unless it is approved by the Board of Governors of the Federal Reserve System and the Administrator of the Savings Institutions Division, North Carolina Department of Commerce. NCBC filed an application with the Federal Reserve Board on January 19, 2000 and the Administrator on January 20, 2000 seeking their approval. After those approvals have been obtained and after expiration of a 15 day statutory waiting period following Federal Reserve approval, the merger may be completed. We are not aware of any other material governmental or other approvals or actions required to complete the merger. Should any other approval or action be required, it is presently contemplated that the approval or action would be sought.

Stock Option Granted to NCBC by Piedmont (See Pages 33 through 35 and Appendix
C)

   In connection with the merger agreement, Piedmont granted NCBC an option to purchase shares of Piedmont common stock. Under this option, NCBC may purchase up to 19.5% of the outstanding shares of Piedmont common stock at an exercise price of $7.65 per share. The option limits NCBC's profit from its exercise of the option in all cases to $1,035,000.

   NCBC cannot exercise the option unless certain events occur within a specified time period. These events can generally be described as business combinations or acquisition transactions relating to Piedmont and certain related events (other than the merger we are proposing in this document). We do not know of any event that has occurred as of the date of this document that would allow NCBC to exercise the option.

   Piedmont agreed to grant the option to NCBC in order to induce NCBC to enter into the merger agreement. The option could have the effect of discouraging other companies from trying to acquire Piedmont.

                              Recent Developments

Recent NCBC Financial Information

   On January 13, 2000, NCBC announced its earnings and other financial data as of and for the year ended December 31, 1999. NCBC had net income for 1999 of $107.2 million, or $.99 per diluted share, compared to $88 million, or $.83 per diluted share for 1998. The 1999 results included approximately $.01 per diluted share of non-recurring merger charges primarily incurred in the fourth quarter.

   NCBC's return on average assets for 1999 was 1.66%, compared to 1.64% for 1998. Return on average equity was 21.51% for 1999, compared to 22.07% for 1998. Excluding the non-recurring merger charges, 1999 returns on average assets and equity would have been 1.68% and 21.77%, respectively.

   Consolidated assets were approximately $6.8 billion at December 31, 1999, an 11.8% increase over consolidated assets of approximately $6.1 billion at December 31, 1998. Net loans at December 31, 1999 were $4 billion, an increase of 18.2% over the $3.4 billion net loans at December 31, 1998.

Recent Piedmont Financial Information

   On January 24, 2000, Piedmont announced its earnings and other financial data as of and for the quarter and six month period ended December 31, 1999. Piedmont had net income of $417,000, or $.17 per diluted share for the six months ended December 31, 1999 compared to net income of $751,000, or $.28 per diluted share for the same period in 1998. Piedmont's earnings for the six months ended December 31, 1999 were lower than during the comparable 1998 period as a result of costs associated with opening two new branch offices.

   Piedmont's return on average assets for the six month period ended December 31, 1999 was approximately .58%, compared to 1.16% for the same period in 1998. Return on average equity was 4.28% for the six month period ended December 31, 1999, compared to 6.99% for the same period in 1998.

   Consolidated assets were approximately $148.1 million at December 31, 1999, a 14.6% increase over consolidated assets of approximately $129.2 million at December 31, 1998. Net loans at December 31, 1999 were approximately $108.5 million, a 4.6% increase over the approximately $103.7 million of net loans at December 31, 1998.

                    Comparative Market Prices and Dividends

NCBC

   NCBC common stock is quoted on the Nasdaq National Market under the symbol "NCBC." The following table sets forth for the periods indicated the high and low closing sale prices for NCBC common stock as reported at its regular close on the Nasdaq National Market and the cash dividends declared per share of NCBC common stock.

                               NCBC Common Stock

                                                          Price Range
                                                           of Common
                                                             Stock
                                                         ------------- Dividends
   Fiscal Year/Quarter                                    High   Low   Declared
   -------------------                                   ------ ------ ---------
   1998
    First Quarter....................................... $21.56 $15.13  $ 0.07
    Second Quarter......................................  23.38  19.69    0.08
    Third Quarter.......................................  25.75  16.50    0.08
    Fourth Quarter......................................  19.06  13.94    0.09

   1999
    First Quarter....................................... $24.38 $17.56  $ 0.09
    Second Quarter......................................  25.69  21.88    0.09
    Third Quarter.......................................  23.88  20.50    0.09
    Fourth Quarter......................................  26.44  21.50   0.105

   2000
    First Quarter (through February 17, 2000)........... $21.94 $18.13  $0.105

   NCBC has paid regular dividends on its common stock without interruption since its incorporation. NCBC's Board has the discretion to decide whether or not to pay dividends in the future and the amount of any such dividends. NCBC's ability to pay dividends to its shareholders may be limited by certain factors including regulatory capital requirements and broad enforcement powers of the Board of Governors of the Federal Reserve System.

Piedmont

   Piedmont common stock is traded on the American Stock Exchange and is quoted under the symbol "PDB". The following table sets forth for the periods indicated the high and low closing sales prices for the Piedmont common stock as reported on the American Stock Exchange and the cash dividends declared per share of Piedmont common stock.

                             Piedmont Common Stock

                                                          Price Range
                                                           of Common
                                                             Stock
                                                         ------------- Dividends
   Fiscal Year/Quarter                                    High   Low   Declared
   -------------------                                   ------ ------ ---------
   1998
    First Quarter....................................... $11.13 $10.13   $0.10
    Second Quarter......................................  11.63  10.38    0.10
    Third Quarter.......................................  11.38  10.63    0.10
    Fourth Quarter......................................  10.56   9.50    0.10

   1999
    First Quarter....................................... $10.13 $ 9.25   $0.10
    Second Quarter......................................   9.75   8.88    0.12
    Third Quarter.......................................   9.25   8.50    0.12
    Fourth Quarter......................................   9.00   8.07    0.12

   2000
    First Quarter....................................... $ 8.94 $ 7.63   $0.12
    Second Quarter......................................  11.32   7.25    0.12
    Third Quarter (through February 17, 2000)...........  11.00   9.56     --

   On December 27, 1999, the last trading day before the public announcement of the merger, the high and low sales prices per share reported on the Nasdaq National Market for the NCBC common stock were $23.47 and $22.13, respectively (approximately $12.52 on an equivalent share basis for each share of Piedmont common stock based on the exchange ratio computed as described elsewhere in this proxy statement/ prospectus), and the high and low sales prices per share reported on the American Stock Exchange for Piedmont common stock were $7.38 and $7.00, respectively.

   On February 17, 2000, the high and low sales prices per share reported on the Nasdaq National Market for the NCBC common stock were $18.375 and $17.875, respectively. Piedmont shareholders are urged to obtain current quotations for the market prices of NCBC common stock. See "The Merger--General."

NCBC and Piedmont Selected Historical Financial Data

   NCBC Selected Historical Financial Data. The selected consolidated financial data of NCBC for and as of the end of each of the periods indicated in the five-year period ended December 31, 1998 have been derived from the audited consolidated financial statements of NCBC which have been restated for subsequent poolings of interests with First Financial Corporation on August 4, 1999 and Southeastern Mortgage of Tennessee, Inc. on August 20, 1999. The selected consolidated financial data for each of the nine-month periods ended September 30, 1999 and 1998, and as of September 30, 1999 and 1998, have been derived from the unaudited consolidated financial statements of NCBC, which reflect, in the opinion of management of NCBC, all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the financial data for such periods. The results for these interim periods are not necessarily indicative of the results for the full year. The selected financial data should be read in conjunction with the consolidated financial statements of NCBC and the notes thereto which have been incorporated by reference in this proxy statement/prospectus. All common share data have been restated to reflect a two-for-one stock split, effective as of May 16, 1997, and a subsequent two-for-one stock split effective on July 1, 1998. Pro forma data reflecting the merger are not presented because the merger would not have a material effect on the data as presented.

                                                                           Nine Months Ended
                               For the Year Ended December 31,               September 30,
                         ------------------------------------------------  -----------------
                           1994      1995      1996      1997      1998      1998      1999
                         --------  --------  --------  --------  --------  --------  --------
                                (dollars in thousands, except per share amounts)
Income Statement Data:
 Total interest income.. $204,187  $259,120  $301,560  $353,958  $403,108  $294,519  $342,714
 Total interest
  expense...............   89,062   132,462   158,025   182,151   200,212   145,703   169,531
                         --------  --------  --------  --------  --------  --------  --------
 Net interest income....  115,125   126,658   143,535   171,807   202,896   148,816   173,183
 Provision for loan
  losses................    7,402    10,106    14,444    17,363    10,079     6,819    10,902
                         --------  --------  --------  --------  --------  --------  --------
 Net interest income
  after provision for
  loan losses...........  107,723   116,552   129,091   154,444   192,817   141,997   162,281
 Total other income.....   53,821    56,706    72,701    85,929    87,992    66,040    69,046
 Total other expenses...   94,185    98,247   111,128   131,581   148,899   110,971   115,104
                         --------  --------  --------  --------  --------  --------  --------
 Income before income
  taxes.................   67,359    75,011    90,664   108,792   131,910    97,066   116,223
 Income taxes...........   21,671    24,163    30,778    36,338    43,890    32,224    37,561
                         --------  --------  --------  --------  --------  --------  --------
 Net income............. $ 45,688  $ 50,848  $ 59,886  $ 72,454  $ 88,020  $ 64,842  $ 78,662
                         ========  ========  ========  ========  ========  ========  ========
Per Common Share Data:
 Earnings per share-
  basic................. $   0.45  $   0.50  $   0.59  $   0.72  $   0.85  $   0.62  $   0.74
 Earnings per share-
  diluted............... $   0.44  $   0.49  $   0.58  $   0.69  $   0.83  $   0.61  $   0.73
 Cash dividends
  declared.............. $   0.16  $   0.18  $   0.20  $   0.23  $   0.32  $   0.23  $   0.27
Performance Ratios:
 Return on average
  assets................     1.54%     1.52%     1.50%     1.57%     1.64%     1.66%     1.64%
 Return on average
  equity................    18.37%    18.09%    19.45%    20.86%    22.07%    21.87%    21.84%


                                               December 31,                          September 30,
                          ------------------------------------------------------ ---------------------
                             1994       1995       1996       1997       1998       1998       1999
                          ---------- ---------- ---------- ---------- ---------- ---------- ----------
                                                     (dollars in thousands)
Balance Sheet Data:
 Total cash and cash
  equivalents...........  $  171,972 $  393,571 $  205,285 $  263,137 $  335,862 $  242,383 $  273,403
 Available-for-sale
  securities............     887,922    560,286    743,248    448,098    777,615    841,723    500,811
 Held-to-maturity
  securities............     302,646    762,023    817,124  1,210,071  1,377,102  1,059,857  1,706,812
                          ---------- ---------- ---------- ---------- ---------- ---------- ----------
 Total securities.......   1,190,568  1,322,309  1,560,372  1,658,169  2,154,717  1,901,580  2,207,623
 Trading account
  securities............      13,507     20,159     31,812     98,332     62,737     38,362     18,723
 Loans, net of unearned
  discounts.............   1,672,180  2,032,195  2,472,285  2,753,130  3,372,044  3,224,302  3,859,508
 Less allowance for loan
  losses................      27,317     32,331     39,130     47,076     53,018     50,496     58,119
                          ---------- ---------- ---------- ---------- ---------- ---------- ----------
 Net loans..............   1,644,863  1,999,864  2,433,155  2,706,054  3,319,026  3,173,806  3,801,389
Premises and equipment
 net....................      22,038     22,926     27,321     34,259     45,527     41,192     46,637
 Broker/dealer customer
  receivables...........       1,130     13,444     11,699      7,695      2,505      4,266     13,959
 Other assets...........      88,533     85,290    119,209    145,319    169,917    152,671    181,835
                          ---------- ---------- ---------- ---------- ---------- ---------- ----------
 Total assets...........  $3,132,611 $3,857,563 $4,388,853 $4,912,965 $6,090,291 $5,554,260 $6,543,569
                          ========== ========== ========== ========== ========== ========== ==========
 Total deposits.........  $2,267,428 $2,717,692 $3,143,875 $3,444,502 $4,194,986 $3,803,604 $4,396,315
Short-term borrowings
 and other liabilities..     305,681    456,649    369,826    507,993    683,236    553,107    529,280
 Federal Home Loan Bank
  advances..............     323,118    372,799    396,109    389,884    731,610    733,324  1,017,982
 Long term debt.........       6,783      6,381    156,065    156,252      6,372      6,372      6,372
                          ---------- ---------- ---------- ---------- ---------- ---------- ----------
 Total liabilities......   2,903,010  3,553,521  4,065,875  4,498,631  5,616,204  5,096,407  5,949,949
 Capital trust pass-
  through securities....         --         --         --      49,884     49,896     49,893     49,906
 Total shareholders'
  equity................     229,601    304,042    322,978    364,450    424,191    407,960    543,714
                          ---------- ---------- ---------- ---------- ---------- ---------- ----------
 Total liabilities and
  shareholders' equity..  $3,132,611 $3,857,563 $4,388,853 $4,912,965 $6,090,291 $5,554,260 $6,543,569
                          ========== ========== ========== ========== ========== ========== ==========

   Piedmont Selected Historical Financial Data. The selected consolidated financial data, except for performance ratios, of Piedmont for each of the periods indicated in the five-year period ended June 30, 1999 have been derived from the audited consolidated financial statements of Piedmont. The selected consolidated financial data for each of the six-month periods ended December 31, 1999 and 1998 have been derived from the unaudited consolidated financial statements of Piedmont, which reflect, in the opinion of management of Piedmont, all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the financial data for such periods. The results of such interim periods are not necessarily indicative of the results for the full year. The selected financial data should be read in conjunction with Piedmont's consolidated financial statements, including the notes thereto, incorporated by reference into this proxy statement/prospectus.

                                                                               Six Months Ended
                                  For the Year Ended June 30,                    December 31,
                          ---------------------------------------------------  ----------------
                            1995      1996      1997         1998      1999      1998      1999
                          --------  --------  --------     --------  --------  --------  --------
                                 (dollars in thousands, except per share amounts)
Summary of Operating
 Results Data:
 Net interest income....  $  4,129  $  4,834  $  4,932     $  5,026  $  5,088  $  2,511  $  2,554
 Provision for possible
  loan and lease
  losses................       120        96       658           96        33        27         9
 Net income (loss)......     1,243     1,695      (534)       1,643     1,200       751       417
Period End Balance Sheet
 Data:
 Total assets...........  $104,013  $128,711  $122,761     $130,541  $140,089  $129,244  $148,114
 Total deposits.........    76,745    73,361    84,860       89,840    99,339    91,900   109,480
 Shareholders' equity...    13,646    37,050    20,416       21,606    19,561    20,694    18,997
Per Common Share Data:
 Basic earnings per
  common share..........       n/a      0.45     (0.20)        0.61      0.48      0.28      0.17
 Diluted earnings per
  common share..........       n/a      0.45     (0.20)        0.61      0.46      0.28      0.17
 Cash dividends
  declared..............       n/a      0.22      7.42 (1)     0.42      0.48      0.24      0.24
 Book value.............       n/a     14.01      7.42         7.85      7.73      7.91      7.59
Performance Ratios:
 Return on average
  assets................      1.24%     1.42%    (0.43)%       1.27%     0.91%     1.16%     0.58%
 Return on average
  equity................      9.70%     6.15%    (1.95)%       7.75%     5.77%     6.99%     4.28%

--------
(1)Includes special dividend of $7.00 per share.

NCBC and Piedmont Equivalent Pro Forma Per Common Share Data (1)
   The following unaudited table presents selected historical per common share data for NCBC and Piedmont, NCBC pro forma per common share data and Piedmont equivalent pro forma per common share data. NCBC pro forma per share data and Piedmont equivalent pro forma per share data are presented assuming (1) an exchange ratio of .5627 shares of NCBC common stock for each share of Piedmont common stock assuming an average closing price for NCBC common stock on the Nasdaq National Market for the five trading day period ending two trading days prior to the special meeting equal to $22.25, which was the NCBC closing price on the day prior to public announcement of the merger; (2) an exchange ratio of
 .60499 shares of NCBC common stock for each share of Piedmont common stock assuming a five day average NCBC closing price below $20.70 per share; and (3) an exchange ratio of .49499 shares of NCBC common stock for each share of Piedmont common stock assuming a five day average NCBC closing price above $25.30 per share. All common share data have been restated to reflect stock splits and stock dividends during the periods presented. This data should be read in conjunction with the historical financial statements of NCBC and of Piedmont, both of which have been incorporated by reference in this proxy statement/prospectus.

                                           Per Share of Common Stock
                          -----------------------------------------------------------
                               Net           Net
                          Income (Loss) Income (Loss)      Cash         Book Value
                           (Basic)(2)   (Diluted)(2)  Dividends(3)(4) (End of Period)
                          ------------- ------------- --------------- ---------------
NCBC--Historical
 Year ended December 31,
  1996..................     $ 0.59        $ 0.58          $0.20           $3.21
 Year ended December 31,
  1997..................     $ 0.72        $ 0.69          $0.23           $3.62
 Year ended December 31,
  1998..................     $ 0.85        $ 0.83          $0.32           $4.06
 Nine months ended
  September 30, 1999....     $ 0.74        $ 0.73          $0.27           $5.03

Piedmont--Historical (5)
 Year ended December 31,
  1996..................     $(0.07)       $(0.07)         $7.44           $7.14
 Year ended December 31,
  1997..................     $ 0.55        $ 0.55          $0.40           $7.66
 Year ended December 31,
  1998..................     $ 0.62        $ 0.59          $0.46           $7.91
 Nine months ended
  September 30, 1999....     $ 0.29        $ 0.28          $0.36           $7.71

NCBC--Pro forma at .5627
 exchange ratio (6)
 Year ended December 31,
  1996..................     $ 0.58        $ 0.57          $0.20           $3.36
 Year ended December 31,
  1997..................     $ 0.72        $ 0.70          $0.23           $3.77
 Year ended December 31,
  1998..................     $ 0.85        $ 0.83          $0.32           $4.20
 Nine months ended
  September 30, 1999....     $ 0.73        $ 0.72          $0.27           $5.14

Piedmont--Equivalent pro
 forma at .5627 exchange
 ratio (1)
 Year ended December 31,
  1996..................     $ 0.33        $ 0.32          $0.11           $1.89
 Year ended December 31,
  1997..................     $ 0.41        $ 0.39          $0.13           $2.12
 Year ended December 31,
  1998..................     $ 0.48        $ 0.47          $0.18           $2.36
 Nine months ended
  September 30, 1999....     $ 0.41        $ 0.41          $0.15           $2.89

NCBC--Pro forma at
 .60499 exchange ratio
 (6)
 Year ended December 31,
  1996..................     $ 0.58        $ 0.57          $0.20           $3.35
 Year ended December 31,
  1997..................     $ 0.72        $ 0.70          $0.23           $3.77
 Year ended December 31,
  1998..................     $ 0.85        $ 0.83          $0.32           $4.20
 Nine months ended
  September 30, 1999....     $ 0.73        $ 0.72          $0.27           $5.13

Piedmont--Equivalent pro
 forma at .60499
 exchange ratio (1)
 Year ended December 31,
  1996..................     $ 0.35        $ 0.34          $0.12           $2.03
 Year ended December 31,
  1997..................     $ 0.44        $ 0.42          $0.14           $2.28
 Year ended December 31,
  1998..................     $ 0.51        $ 0.50          $0.19           $2.54
 Nine months ended
  September 30, 1999....     $ 0.44        $ 0.44          $0.16           $3.10

NCBC--Pro forma at
 .49499 exchange ratio
 (6)
 Year ended December 31,
  1996..................     $ 0.58        $ 0.57          $0.20           $3.36
 Year ended December 31,
  1997..................     $ 0.72        $ 0.70          $0.23           $3.78
 Year ended December 31,
  1998..................     $ 0.85        $ 0.84          $0.32           $4.21
 Nine months ended
  September 30, 1999....     $ 0.73        $ 0.72          $0.27           $5.15

Piedmont-Equivalent pro
 forma at .49499
 exchange ratio (1)
 Year ended December 31,
  1996..................     $ 0.29        $ 0.28          $0.10           $1.66
 Year ended December 31,
  1997..................     $ 0.36        $ 0.35          $0.11           $1.87
 Year ended December 31,
  1998..................     $ 0.42        $ 0.42          $0.16           $2.08
 Nine months ended
  September 30, 1999....     $ 0.36        $ 0.36          $0.13           $2.55

--------
   (footnotes on following page)

Footnotes to preceding page

(1) Represents NCBC data equivalent to one share of Piedmont common stock computed by multiplying NCBC pro forma data by the exchange ratios of .5627, .60499 and .49499 described in the lead-in paragraph to this table.

(2) Net income per common share (basic) is based on the average number of common shares outstanding during the periods presented. Diluted net income per common share includes an adjustment for the assumed conversion of all potentially dilutive securities.

(3) NCBC declared quarterly dividends per share of $0.07 beginning the fourth quarter of 1997. In the second quarter of 1998, the dividend was increased to $0.08 per common share and was increased to $0.09 per common share in the fourth quarter of 1998.

(4) Piedmont has consistently paid quarterly dividends since 1995. In December 1996, Piedmont's Board of Directors paid a $7.00 per share special dividend. In December 1998, Piedmont increased its regular quarterly dividend to $0.12 per share.

(5) Piedmont's fiscal year end is June 30. Piedmont historical data has been converted to and presented on a calendar year basis consistent with NCBC's historical data.

(6) NCBC pro forma gives effect to the merger of Piedmont with and into NCBC, accounted for as a pooling of interests for the periods indicated.

                   INFORMATION CONCERNING THE SPECIAL MEETING

   We are mailing this document to you on or about March , 2000. We are also sending you a notice of the Piedmont special meeting and a form of proxy for use at the special meeting.

Date, Time and Place; Matters to be Considered

   The special meeting will be held at                    , Hillsborough, North
Carolina, on March 31, 2000 at    , local time. The purpose of the special
meeting is to consider and vote upon the approval and adoption of the merger agreement and related plan of merger. Only holders of Piedmont common stock of record at the close of business on February 25, 2000, the record date, will be entitled to receive notice of and to vote at the special meeting.

Vote Required

   Under the North Carolina Business Corporation Act, the affirmative vote of the holders of a majority of the outstanding shares of Piedmont common stock entitled to vote is required to approve and adopt the merger agreement. On the
record date, there were approximately        holders of record of Piedmont
common stock and       shares of Piedmont common stock outstanding and entitled
to vote. Each share is entitled to one vote. On the record date, the directors and officers of Piedmont beneficially owned, and expressed their intent to vote in favor of the merger, a total of approximately 9.8% of the outstanding shares of Piedmont common stock. In addition, Hillsborough's Employee Stock Ownership Plan and Trust held approximately 8.45% of the outstanding shares of Piedmont common stock (composed of 167,285 allocated and 44,315 unallocated shares), and three Piedmont directors are trustees of the Plan, with the discretionary power to vote unallocated shares and all allocated shares for which voting instructions are not received from Plan participants. At the date of this proxy statement/prospectus, neither NCBC nor any of its affiliates owned any shares of Piedmont common stock.

Voting of Proxies

   Shares of Piedmont common stock represented by properly executed proxies received at or prior to the special meeting will be voted at the special meeting in the manner specified. If you make no specification on your returned proxy form, your proxy will be voted FOR approval and adoption of the merger agreement and related plan of merger. If you abstain from voting your shares at the special meeting, your shares will be counted solely for purposes of determining whether a quorum exists. Otherwise failures to vote, abstentions and broker non-votes have the same effect as a vote AGAINST the proposal.

   You are requested to complete, date and sign the accompanying proxy and return it promptly to Piedmont in the enclosed postage prepaid envelope even if you plan to attend the special meeting in person.

   We have no knowledge of any matters to be presented at the special meeting, other than the matters described in this proxy statement/prospectus. If other matters do properly come before the special meeting, we intend that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies in the proxy card.

Revocability of Proxies

   The grant of a proxy on the enclosed form of proxy does not preclude you from voting in person or otherwise revoking a proxy. If your shares are held in your name and not through a broker or bank, you can change your vote at any time before your proxy is voted at the special meeting by:

  . prior to the exercise of the proxy delivering to Peggy S. Walker, Secretary of Piedmont, a duly executed revocation or a new proxy card bearing a later date; or

  .  voting in person at the special meeting.

   If you instructed a broker to vote your shares, you must follow your broker's directions for changing your instructions. Attendance at the special meeting will not in and of itself constitute revocation of a proxy.

Solicitation of Proxies

   NCBC and Piedmont will share the cost of printing and mailing this proxy statement/prospectus based on relative asset sizes of the parties as of September 30, 1999. Piedmont will bear the cost of the solicitation of proxies in connection with the special meeting. In addition to solicitation by mail and by the paid solicitor, the directors, officers and employees of Piedmont may solicit proxies by telephone or telegram or in person. These people will not be additionally compensated, but will be reimbursed for reasonable out-of-pocket expenses incurred in connection with the solicitation. Arrangements may also be made with brokerage firms, nominees, fiduciaries and other custodians, for the forwarding of solicitation materials to the beneficial owners of shares held of record by those persons, and Piedmont will reimburse those persons for their reasonable out-of-pocket expenses in connection with the solicitation. Piedmont has engaged Regan & Associates, Inc. to consult with Piedmont and to assist in the delivery of proxy materials and the solicitation of proxy votes. For these services, Piedmont will pay Regan $5,750 and will reimburse Regan's expenses if the merger is approved by Piedmont shareholders. If the merger is not approved by Piedmont's shareholders, Regan will only receive reimbursement for its expenses.

                                   THE MERGER

   The descriptions of the terms and conditions of the merger, the merger agreement, and any related documents in this proxy statement/prospectus are qualified in their entirety by reference to the copy of the merger agreement and related plan of merger attached as Appendix A to this proxy statement/prospectus, to the registration statement of which this proxy statement/prospectus is a part and to the exhibits to the registration statement.

General

   The merger agreement provides for the merger of Piedmont with and into NCBC. NCBC will be the surviving corporation of the merger. Hillsborough will become a wholly owned subsidiary of NCBC as a result of the merger.

   Under the merger agreement, you will receive shares of NCBC common stock in exchange for shares of Piedmont common stock you own. Each share of Piedmont common stock you own will be exchanged for NCBC common stock at the exchange ratio. The exchange ratio is a floating ratio equal to $12.52 (based on currently outstanding shares of Piedmont common stock and options to purchase Piedmont common stock) divided by the average closing price of NCBC common stock on the Nasdaq National Market for the five trading days ending two trading days prior to the special meeting. However, if the five day average NCBC closing price per share is less than $20.70, the exchange ratio will be fixed at .60499 shares of NCBC common stock for each share of Piedmont common stock and if the five day average NCBC closing price per share is more than $25.30, the exchange ratio will be fixed at .49499 shares of NCBC common stock for each share of Piedmont common stock.

   NCBC will not issue fractional shares in the merger. Instead, you will receive a cash payment, without interest, for the value of any fraction of a share of NCBC common stock that you would otherwise be entitled to receive.

   If Piedmont or NCBC effects any stock split, reverse stock split, stock dividend or similar change in its capital accounts prior to the effective time, the exchange ratio will be appropriately adjusted in order to give effect to such change. Each of the shares of Piedmont common stock held by Piedmont or any of its subsidiaries or by NCBC or any of its subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted, will be canceled and retired at the effective time and no exchange or payment will be made with respect to such shares.

   The merger will be effected under the corporate laws of Tennessee and North Carolina. The merger will become effective when a certificate of merger has been duly filed by the Secretary of State of North Carolina and articles of merger have been duly filed by the Secretary of State of Tennessee. We anticipate this will occur as soon as practicable after the special meeting.

   The transaction is intended to qualify as both (1) a "pooling-of-interests" for accounting and financial reporting purposes and (2) a tax-free "reorganization" for federal income tax purposes.

Background of the Merger

   Initial Contacts Between NCBC and Piedmont. In June 1999, three officers of NCBC called on D. Tyson Clayton, President of Piedmont, at Piedmont's offices. The NCBC representatives described NCBC to Mr. Clayton, asked general questions about Piedmont, and expressed an interest in a combination of the two companies. Following that meeting, an NCBC representative called Mr. Clayton by telephone and tentatively proposed that NCBC acquire Piedmont and mentioned a range of values that NCBC was willing to consider in a share exchange transaction. After conferring with M. Marion Clark, Chairman of the Board,
Mr. Clayton rejected the proposal, which was regarded as not sufficiently favorable to justify further discussion.

   In the late summer of 1999, an investment banker representing NCBC called on Mr. Clayton and expressed NCBC's interest in making a proposal to acquire Piedmont on terms that would be more favorable to Piedmont's shareholders than what had been discussed earlier. Clayton told NCBC's representative that

Piedmont would consider a proposal in the range of values mentioned, and NCBC made a tentative, oral proposal. NCBC subsequently submitted a written proposal in September 1999.

   Board Meeting on October 5, 1999 to Consider Proposal. Piedmont then contacted Trident Securities, a division of McDonald Investments, Inc. Trident is an experienced business and financial advisor to banks and savings associations. On October 5, 1999, Piedmont's Board of Directors met with Trident to discuss NCBC's proposal.

   Trident advised the Board that NCBC is a strong company and that its proposal was attractive from a financial point of view. The Board decided to pursue discussions with NCBC but with reservations and questions (i) because Piedmont's earnings in current periods were down due to investments in two new branch offices and other new business initiatives, which might result in lower current values that undervalue the company's long term prospects; (ii) because Trident advised the Board that NCBC should be able to increase the value of its offer based on Trident's analysis of potential cost savings, contribution analysis and other factors; and (iii) because the Board wanted more information about the possibility of higher competing offers from other potential acquirers. The Board directed Trident to study these issues; to discuss with NCBC the prospects of increasing its offer; and to report to the Board at a future meeting.

   Board Meeting on October 25, 1999 with Business and Legal Advisors. On October 25, 1999, the Board met with its legal counsel and Trident. Legal counsel reviewed with the directors the legal and fiduciary obligations relevant to the consideration of proposed changes-of-control, mergers and acquisitions and similar transactions.

   Trident reported to the Board that NCBC had agreed to increase its offer in terms of the number of shares it was willing to exchange for Piedmont's shares, but that NCBC had stated (i) that its modified offer was its best and final offer as to the share exchange ratio; and (ii) that its offer was conditioned on Piedmont negotiating exclusively with NCBC and not soliciting other, competitive offers. If Piedmont elected to solicit competitive offers, the NCBC offer would be withdrawn.

   Trident reviewed with the Board the possibility that a superior offer might be obtained from another company. It identified each company which had both the ability and a likely interest in making an attractive offer to acquire Piedmont. Trident then discussed with the Board each company's ability to acquire Piedmont without diluting its own shareholders' interests in their companies and the likelihood that each one may wish to acquire Piedmont. The two companies deemed most likely to have an interest were companies that had approached Piedmont about possible mergers in the past. In both cases, discussions had been terminated. Trident advised the Board that both of those companies were unlikely to be able or willing to make offers now that would be superior to the NCBC proposal from a financial point of view in light of the factors that had caused discussions to be terminated in the past, and in light of subsequent developments in the markets for the stocks of those companies.

   Trident reviewed the advantages and disadvantages of the NCBC offer with the Board and advised the Board that, on balance (i) the NCBC offer was an attractive offer from a financial point of view; (ii) in Trident's view, it was unlikely that another company would be willing or able to make a more attractive offer; and (iii) based on Trident's analysis, Piedmont would likely not be able to create equivalent values for its shareholders within the foreseeable future, if it continued to operate as an independent company with its current business plan. After considering these and other issues, the Board of Directors agreed to meet with representatives of NCBC for further discussions.

   Meeting Between Board of Directors and NCBC Officers. On October 27, 1999, the Board of Directors met with three senior executives of NCBC. The NCBC executives discussed with the Board NCBC's operating strategies and philosophies, its financial performance, its North Carolina operations and its plans for a possible combination with Piedmont. Those representatives reiterated and explained NCBC's pending proposal. They emphasized that NCBC's proposal was subject to a satisfactory examination of Piedmont's books and records. NCBC asked the Board to enter into a non-binding letter of intent that would provide terms for acquisition of Piedmont after examination of books and records and subject to the negotiation of a definitive agreement.

   Following this meeting with NCBC, the Board met separately. The directors discussed Piedmont's prospects as an independent company and the advantages and disadvantages of the NCBC proposal. The proposed letter of intent provided for Piedmont to grant to NCBC an option to acquire Piedmont common stock in the event that Piedmont terminated discussions with NCBC in order to pursue discussions with another company. Trident and legal counsel reviewed with the Board the financial effect of the option and legal counsel explained legal and fiduciary issues presented by such option agreements.

   The Board did not reach a final decision at this meeting.

   Agreement to Letter of Intent. The Board met with Trident and legal counsel on November 1, 1999. It reviewed NCBC's proposed letter of intent closely. It discussed the merits of the NCBC proposal and concluded based on Trident's advice that it was unlikely that a superior proposal would be obtained from another company. The Board also agreed that the long term best interests of Piedmont's shareholders would be served better if Piedmont combines with NCBC than if it continues to operate as an independent company. It therefore agreed to sign the letter of intent and to permit NCBC to perform a due diligence examination of Piedmont's books and records.

   Due Diligence Examination of Both Companies. During November 1999, NCBC conducted a detailed examination of Piedmont's books and records, and there were extensive discussions between the parties and their representatives about questions arising from that process. Ultimately, all issues were resolved satisfactorily to both parties.

   Also during November 1999, Trident representatives acting on Piedmont's behalf traveled to NCBC's headquarters in Memphis, Tennessee and interviewed NCBC's chief financial officer and other NCBC senior officers.

   Board of Directors Meeting on December 2, 1999. The Board of Directors met with Trident on December 2, 1999. On that occasion, management reported to the Board the outcome of NCBC's examination of Piedmont. Trident reported to the Board the outcome of its interviews and investigation at the NCBC offices in Tennessee. Trident's report to the Board was favorable. The Board also reviewed alternative approaches for the share exchange. Different alternatives were discussed with Trident's advice.

   Following the December 2 meeting, Piedmont received drafts of a proposed merger agreement and other legal documents. Copies were distributed to the Board of Directors. The Board met again on December 14, 1999. On that occasion, with the assistance of Trident and legal counsel, the Board (i) reviewed the proposed merger agreement and related documents; (ii) discussed in detail granting the stock option to NCBC and (iii) discussed alternative approaches to an agreed ratio for the exchange of NCBC shares for Piedmont shares.

   As for the exchange ratio, the Board recognized that it could not predict the future course of NCBC stock prices. With Trident's advice, the Board considered the advantages and disadvantages of a fixed price, a fixed exchange ratio and a fixed price with collars. It reviewed current general market trends and the history of the market prices of NCBC's common stock in relevant periods. After discussing the issues, the Board directed management and Trident to seek to negotiate a fixed price with collars with NCBC.

   At the December 14 meeting, the Board agreed with NCBC to extend the letter of intent for an additional period so that agreement could be reached on open terms and final documents could be prepared for review by the Board.

   Final Agreement Reached on December 27, 1999. On December 27, the Board met with Trident and Piedmont's legal counsel. Trident reviewed the proposed financial terms in detail. It then provided the Board with detailed comparative data, including:

  . comparative financial and pricing ratios for mergers and acquisitions of savings banks and savings associations during the last twelve months nationally, regionally, and in North Carolina;

  . detailed financial and pricing ratios for North Carolina transactions during the past three years; and

  . an analysis of Piedmont's pro forma contributions to NCBC's assets, loans, deposits, equity and net income.

   Trident advised the Board that, in its judgment, it was very unlikely that any other prospective acquirer could make an offer that would be more favorable to Piedmont's shareholders than the NCBC offer. This was based on dilution analyses, Piedmont's past experience with the two most likely acquirers and recent market trends which Trident reviewed. Trident also advised the Board that, based on Piedmont's growth rate and other factors reviewed by Trident, Trident believed that Piedmont would not be able to achieve values for its shareholders in the intermediate future that would equal what could be achieved by entering into the proposed merger agreement. Further, Trident provided the Board of Directors with its opinion that the terms of the proposed transaction were fair to Piedmont and its shareholders from a financial point of view.

   Based on its earlier determinations, reports received from advisors, and its own review, the Board concluded that the proposed agreement was the result of arm's-length negotiations and that entering it was in the best interests of the shareholders. The Board's conclusions were based on the directors' consideration of the following factors:

  .  the financial terms of the proposed agreement;

  . the Board's conclusion, based on Trident's advice, that it was unlikely that other prospective acquirers could match or exceed NCBC's proposal from a financial point of view;

  . a comparison of the terms of the agreement with comparable transactions in North Carolina and elsewhere;

  . information concerning the business, financial condition, results of operations and prospects of NCBC;

  . competitive factors and trends in the banking industry and the Board's assessment of Piedmont's and NCBC's strategic prospects in Piedmont's market areas;

  . the Board's review with its legal and financial advisors of the provisions of the merger agreement, including the expected treatment of the merger as a tax-free "reorganization" for federal tax purposes;

  . Trident's opinion that the consideration to be received under the agreement is fair from a financial point of view to the holders of Piedmont's common stock;

  . alternatives to acquisition, including continued operation as an independent company in light of possible economic conditions and Piedmont's likely prospects, banking markets, the competitive environment and the economy generally; and

  . the value to be received by holders of Piedmont's shares in relation to the historical trading prices, book value and earnings per share of Piedmont's common stock.

   The Board also considered provisions made in the agreement for benefits to employees, management and members of the Board. It concluded that those terms were fair and reasonable.

   While Piedmont's directors considered the foregoing and other factors individually, the Board did not collectively assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. The Board collectively made its determination with respect to the merger agreement based on the unanimous conclusion reached by its members, in light of the factors that each of them considered appropriate, that the agreement is in the best interests of Piedmont's shareholders.

Recommendation of Piedmont Board of Directors

   The Board of Directors of Piedmont believes that the proposed merger is in the best interests of Piedmont and Piedmont's shareholders and recommends that Piedmont shareholders vote FOR approval and adoption of the merger agreement and related plan of merger. The Board of Directors of Piedmont unanimously approved the merger agreement at its meeting on December 27, 1999, which was attended by all of the Piedmont directors.

Opinion of Financial Advisor to Piedmont

   Pursuant to an engagement letter dated December 2, 1999 between Piedmont and Trident, Piedmont retained Trident to act as its financial advisor in connection with a possible merger and related matters. As part of its engagement, Trident agreed, if requested by Piedmont, to render an opinion with respect to the fairness, from a financial point of view, to the holders of Piedmont common stock, of the exchange ratio as set forth in the agreement. Trident is a nationally recognized specialist for the financial services industry, in general, and for thrifts in particular. Trident is regularly engaged in evaluations of similar businesses and in advising institutions with regard to mergers and acquisitions, as well as raising debt and equity capital for such institutions. Piedmont selected Trident as its financial advisor based upon Trident's qualifications, expertise and reputation in such capacity.

   Trident delivered a written opinion dated December 27, 1999 that the exchange ratio was fair to Piedmont shareholders, from a financial point of view, as of the date of such opinion. Trident updated its December 27, 1999 opinion as of the date of this proxy statement/prospectus. No limitations were imposed by Piedmont on Trident with respect to the investigations made or the procedures followed in rendering its opinion.

   The full text of Trident's written opinion to the Piedmont Board, dated as of the date of this proxy statement/prospectus, which sets forth the assumptions made, matters considered and extent of review by Trident, is attached as Appendix B and is incorporated herein by reference. You should read the opinion carefully and in its entirety in conjunction with this proxy statement/prospectus. The following summary of Trident's opinion is qualified in its entirety by reference to the full text of the opinion. Trident's opinion is addressed to the Piedmont Board and does not constitute a recommendation to any shareholder of Piedmont as to how such shareholder should vote at the Piedmont special meeting described in this document.

   Trident, in connection with rendering its opinion:

  . reviewed Piedmont's Annual Reports to Shareholders and Annual Reports on Form 10-K for each of the years ended June 30, 1999, June 30, 1998 and June 30, 1997, including the audited financial statements contained therein; and Piedmont's Quarterly Report on Form 10-Q for the six month period ended December 31, 1999;

  . reviewed NCBC's Annual Reports to Shareholders and Annual Reports on Form 10-K for each of the years ended December 31, 1998, December 31, 1997 and December 31, 1996, including the audited financial statements contained therein, and unaudited financial information from publicly-available sources for the year ended December 31, 1999;

  . reviewed certain other public and non-public information, primarily financial in nature, relating to the businesses, earnings, assets and prospects of Piedmont and NCBC provided to Trident or publicly available;

  . participated in meetings and telephone conferences with members of senior management of Piedmont and NCBC concerning the financial condition, business, assets, financial forecasts and prospects of the companies, as well as other matters Trident believed relevant to its inquiry;

  . reviewed certain stock market information for Piedmont common stock and NCBC common stock and compared it with similar information for certain companies whose securities are publicly traded;

  . compared the results of operations and financial condition of Piedmont and NCBC with that of certain companies which Trident deemed to be relevant for purposes of its opinion;

  . reviewed the financial terms, to the extent publicly available, of certain acquisition transactions which Trident deemed to be relevant for purposes of its opinion;

  . reviewed the merger agreement and its schedules and exhibits and certain related documents; and

  .  performed such other reviews and analyses as Trident deemed appropriate.

   The oral and written opinions provided by Trident to Piedmont were necessarily based upon economic, monetary, financial market and other relevant conditions as of the dates thereof.

   In connection with its review and arriving at its opinion, Trident relied upon the accuracy and completeness of the financial information and other pertinent information provided by Piedmont and NCBC to Trident for purposes of rendering its opinion. Trident did not assume any obligation to independently verify any of the provided information as being complete and accurate in all material respects. With regard to the financial forecasts established and developed by Trident with the input of management of Piedmont and NCBC, as well as projections of cost savings and operating synergies, Trident assumed that this information reflects the best available estimates and judgments of Piedmont and NCBC as to the future performance of the separate and combined entities and that the projections provided a reasonable basis upon which Trident could formulate its opinion. Neither Piedmont nor NCBC publicly discloses such internal management projections of the type utilized by Trident in connection with Trident's role as financial advisor to Piedmont. Therefore, such projections cannot be assumed to have been prepared with a view towards public disclosure. The projections were based upon numerous variables and assumptions that are inherently uncertain, including, among others, factors relative to the general economic and competitive conditions facing Piedmont and NCBC. Accordingly, actual results could vary significantly from those set forth in the respective projections.

   Trident does not claim to be an expert in the evaluation of loan portfolios or the allowance for loan losses with respect thereto and therefore assumes that such allowances for Piedmont and NCBC are adequate to cover such losses. In addition, Trident does not assume responsibility for the review of individual credit files and did not make an independent evaluation, appraisal or physical inspection of the assets or individual properties of Piedmont or NCBC, nor was Trident provided with such appraisals. Furthermore, Trident assumes that the merger will be consummated in accordance with the terms set forth in the agreement, without any waiver of any material terms or conditions by Piedmont, and that obtaining the necessary regulatory approvals for the merger will not have an adverse effect on either institution separately or the combined entity. Moreover, in each analysis that involves per share data for Piedmont, Trident adjusted the data to reflect full dilution, i.e., the effect of the exercise of all outstanding stock options. In particular, Trident assumed that the merger will be accounted for as a "pooling-of-interests" in accordance with generally accepted accounting principles.

   In connection with rendering its opinion to the Piedmont Board, Trident performed a variety of financial and comparative analyses, which are briefly summarized below. Such summary of analyses does not purport to be a complete description of the analyses performed by Trident. Moreover, Trident believes that these analyses must be considered as a whole and that selecting portions of the analyses and the factors Trident considered, without considering all such analyses and factors, could create an incomplete understanding of the scope of the process underlying the analyses and, more importantly, the opinion derived from them. The preparation of a financial advisor's opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or a summary description of such analyses. In its full analysis, Trident also included assumptions with respect to general economic, financial market and other financial conditions. Furthermore, Trident drew from its past experience in similar transactions, as well as its experience in the valuation of securities and its general knowledge of the banking industry as a whole. Any estimates in Trident's analyses were not necessarily indicative of actual future results or values, which may significantly diverge more or less favorably from such estimates. Estimates of company valuations do not purport to be appraisals nor to necessarily reflect the prices at which companies or their respective securities actually may be sold. None of the analyses performed by Trident were assigned a greater significance by Trident than any other in deriving its opinion.

   Comparable Transaction Analysis: Trident reviewed and compared financial performance and pricing information for groups of comparable pending and completed thrift merger transactions (through December 21, 1999) it deemed pertinent to an analysis of the merger. The pricing ratios for the merger were compared to the average and median ratios of (i) price to last twelve months earnings, (ii) price to tangible book value, (iii) price to capital-adjusted tangible book value, and (iv) tangible book value premium to core deposits for each of the following comparable transaction groups:

  . all recent thrift acquisitions in the United States announced within the preceding 12 months ("All Recent Median");

  . all thrift acquisitions in the United States announced within the preceding 90 days ("Last 90 Days Median");

  . all pending thrift acquisitions in the United States that have been announced but have yet to close ("All Pending Median");

  . all Southeast thrift acquisitions announced within the preceding 12 months ("Southeast Recent Median");

  . all North Carolina thrift acquisitions announced within the preceding 12 months ("North Carolina Recent Median");

  . all thrift acquisitions in the United States announced within the preceding 12 months involving acquired thrifts with assets of $100-$200 Million ("Assets $100mm-$200mm Median")

  . all thrift acquisitions in the United States announced within the preceding 12 months with a total deal size of $20-$50 Million ("Deal Size $20mm-$50mm Median")

  . all thrift acquisitions in the United States announced within the preceding 12 months involving acquired thrifts with returns on average assets of 70bp-90bp ("ROAA 70bp-90bp Median")

  . all thrift acquisitions in the United States announced within the preceding 12 months involving acquired thrifts with returns on average equity of 5%-7% ("ROAE 5%-7% Median")

  . all thrift acquisitions in the United States announced within the preceding 12 months involving acquired thrifts with tangible capital of 12%-16% ("Tangible Capital 12%-16% Median")

  . all thrift acquisitions in the United States announced within the preceding 12 months involving acquired thrifts with non-performing assets/assets of 0.5%-1.0% ("NPAs/Assets 0.5%-1.0% Median")

  . Guideline thrift acquisitions announced since January 1, 1998 involving acquired thrifts with asset sizes, capital levels, and returns on average equity similar to Piedmont ("Guideline Median")

   The following table represents a summary analysis of the comparable transactions analyzed by Trident based on the announced transaction values:

                                                 Price/Capital                Tangible Book
                                Price/Tangible     Adjusted       Price/LTM   Premium/Core
                          Deals   Book Value   Tangible Book (2) Earnings (3) Deposits (4)
                          ----- -------------- ----------------- -----------  -------------
All Recent Median.......    71      173.4%           208.5%         23.6x         11.2%
Last 90 Days Median.....    15      160.4%           199.6%         25.6x         10.9%
All Pending Median......    38      171.7%           199.6%         24.5x         10.9%
Southeast Recent
 Median.................    14      129.9%           206.1%         23.0x          9.3%
North Carolina Recent
 Median.................     6      120.9%           165.0%         22.8x          6.2%
Assets $100mm-$200mm
 Median.................    19      155.8%           194.3%         21.5x         10.8%
Deal Size $20mm-$50mm
 Median.................    17      140.7%           211.3%         24.0x         11.2%
ROAA 70bp-90bp Median...    12      186.6%           233.7%         23.1x         13.6%
ROAE 5%-7% Median.......    13      160.4%           206.1%         25.3x         10.8%
Tangible Capital 12%-16%
 Median.................    14      157.9%           206.1%         24.5x          9.3%
NPAs/Assets 0.5%-1.0%
 Median.................    17      140.7%           170.4%         18.3x          7.1%
Guideline Median........    12      127.7%           168.1%         22.6x          6.2%
Piedmont (1) ...........            158.9%           240.6%         33.2x         14.1%

--------
(1) Piedmont pricing data based on per share consideration of $12.52
(2) Price and capital adjusted to eliminate the impact of excess capital (assumes 7% capital is adequate)
(3) Last 12 months earnings per share
(4) Tangible book value premium as a percentage of core deposits

   Based on multiples of tangible book value, the value of this transaction falls within the range of similar transactions represented by the comparable groups. The price to capital-adjusted tangible book value, price to twelve months earnings, and tangible book value premium to core deposits ratios for the merger all exceed the median ratios for the comparable groups. In addition, when compared to the Guideline Median comparable group, this transaction is valued higher by all methods of comparison used.

   Contribution Analysis: Trident compared the contribution of Piedmont to the pro forma company relative to the approximate ownership of the pro forma company. The analysis indicated that Piedmont shareholders would hold approximately 1.2% of the pro forma shares of NCBC. Piedmont's approximate contributions are listed below by category:

                                                                      Piedmont
                                                                    Contribution
                                                                    ------------
      Assets.......................................................     2.1%
      Loans........................................................     2.6%
      Deposits.....................................................     2.3%
      Equity.......................................................     3.3%
      Tangible equity..............................................     3.4%
      Last twelve month reported earnings (1)......................     1.5%
      Pro Forma Ownership..........................................     1.2%

     --------
     (1) Includes estimated cost savings of 20% attributable to the merger

   Accretion/Dilution Analysis: On the basis of financial projections developed with the assistance of management, and estimates of on-going cost savings accruing to the pro forma company, as well as estimated one-time costs related to the transaction, Trident compared pro forma equivalent earnings, cash dividends, book value and tangible book value to the stand-alone projections for Piedmont and NCBC. No assumptions were made regarding revenue enhancements and capital management following the completion of the transaction.

   The accretion/dilution analysis demonstrated, among other things, the merger would result in:

  . 46% accretion to earnings for Piedmont shareholders in the first year of combined operations, and increasing over the period of the analysis;

  . zero dilution to earnings for NCBC shareholders in the first year of combined operations;

  . 52% lower cash dividends for Piedmont shareholders, assuming the NCBC Board maintained its current dividend policy;

  .  no change in cash dividends for NCBC shareholders;

  . 65% dilution to book value and tangible book value for Piedmont shareholders; and

  . 2.2% accretion to book value and tangible book value for NCBC shareholders.

   Discounted Cash Flow Analysis: Trident prepared a discounted cash flow analysis with regard to Piedmont's estimated acquisition value through September 2004. This analysis utilized a discount rate of 15%; assumed asset growth rates between 8.9% and 15.1%; assumed return on average assets of 0.70% to 0.82%; and assumed earnings multiples of between 23x and 28x. The analyses resulted in a range of present values of between $10.21 and $11.53 for acquisition values. This analysis was based on estimates by Trident in determining the earnings multiples used in projecting Piedmont's acquisition value and is not necessarily indicative of actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. Trident noted that the discounted cash flow analysis was included because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend pay-out rates and discount rates.

   Due Diligence Examination of NCBC: Trident reviewed its on-site due diligence examination of NCBC. Trident examined NCBC's historical balance sheets and income statements, along with recent operating results and a variety of financial ratios through September 30, 1999. Trident discussed NCBC's business strategy, strengths and weaknesses, profitability, growth, net interest margin, non-interest income, operating expenses, intangible assets, borrowed funds, market area, capital, asset quality and reserve coverage, concentrations of credit and loan portfolio composition, interest-rate risk, year 2000 preparations, subsidiary activities, culture, use of technology, stock pricing, recent bank analysts' reports, and other issues.

   Comparable Company Analysis: Trident reviewed and compared stock market data and selected financial information for NCBC with corresponding information for actively-traded banks possessing similar financial and performance characteristics as NCBC. The comparison banks ("Comparable Groups") were grouped according to the parameters listed below:

                                                                       Companies
          Comparable Groups                                            in Group
          -----------------                                            ---------
   Median for All U.S. Banks..........................................    454
   Median for Southeast Banks.........................................    104
   Median for Tennessee Banks.........................................      5
   Median for Banks with Assets--$5-$10 Billion.......................     33
   Median for Banks with Market Capitalization--$2-$3 Billion.........     10
   Median for Banks with Return on Average Assets--150bp-175bp........     45
   Median for Banks with Return on Average Equity--20%-25%............     26
   Median for Banks with Tangible Capital Median--7%-9%...............    146
   Median for Guideline Companies*....................................      6

--------
* consists of actively-traded companies of similar asset size, tangible capital levels, and return on equity with emphasis placed upon regional banks

   The table below represents a summary analysis of all of the comparable groups based on market prices as of December 20, 1999 and the latest publicly available financial data as of or for the last twelve months ended September 30, 1999:

                                                           Mean   Median  NCBC
                                                           -----  ------  -----
   Price to last twelve months reported earnings..........  13.7x  13.6x   24.1x
   Price to last twelve months adjusted earnings (1)......  14.8x  14.6x   25.4x
   Price to last twelve months core earnings (2)..........  13.1x  12.7x   23.2x
   Price to book value.................................... 209.8% 195.4%  455.4%
   Price to tangible book value........................... 235.9% 242.1%  467.9%
   Dividend yield.........................................   2.9%   2.8%    1.8%
   Return on average assets...............................  1.44%  1.53%   1.65%
   Return on average equity...............................  16.5%  16.4%   22.2%

--------
(1) Adjusted earnings are defined as pre-tax earnings, minus non-recurring gains, plus non-recurring losses, taxed at a 35% rate.
(2) Core earnings are defined as pre-tax earnings, minus non-recurring gains, plus non-recurring losses, plus loan loss provisions, taxed at a 35% rate.

   The analysis reveals that NCBC trades at a premium to banks included in comparable groups based on price to earnings for the last twelve months as well as price to book and price to tangible book value. NCBC's high stock price may be explained by its superior profitability, in terms of return on average assets and return on average equity, relative to the comparable groups. However, due to its high stock price, NCBC has a lower dividend yield.

   Based on the foregoing analyses and Trident's experience with numerous mergers involving thrift institutions, it is Trident's opinion that the exchange ratio to be received by Piedmont shareholders in the merger is fair from a financial point of view.

   No company used as a comparison in the above analyses is identical to Piedmont, NCBC or the combined entity and no other transaction is identical to the merger. Accordingly, an analysis of the results of the foregoing is not purely mathematical; rather, such analysis involves complex considerations and judgments concerning differences in financial market and operating characteristics of the companies and other factors that could affect the public trading volume of the companies to which Piedmont, NCBC and the combined entity are being compared.

   In connection with delivery of its opinion dated as of the date of this proxy statement/prospectus, Trident performed procedures to update, as necessary, certain of the analyses described above and reviewed the assumptions on which the analyses described above were based and the factors considered in connection therewith. Trident did not perform any analyses in addition to those described above in updating the opinion.

   For its financial advisory services provided to Piedmont, Trident has been paid fees of $35,000 to date and will be paid an additional fee that will amount to 0.70% of the aggregate consideration received by Piedmont stockholders (less the $35,000 previously paid) at the time the merger is completed. In addition, Piedmont has agreed to reimburse Trident for all reasonable out-of-pocket expenses incurred in connection with its engagement, and to indemnify Trident against certain liabilities, including any which may arise under the federal securities laws.

   Trident/McDonald Investments is a member of all principal securities exchanges in the United States and in the conduct of its broker-dealer activities has from time to time purchased securities from, and sold securities to, Piedmont and/or NCBC. As a market maker, Trident may also have purchased and sold the securities of Piedmont and/or NCBC for Trident's own account and for the accounts of its customers. Additionally, Trident served as Piedmont's sales agent in Hillsborough Savings' mutual-to-stock conversion in 1995, and received total fees and commissions of $631,985 for that transaction.

Interests of Certain Persons in the Merger

   Hillsborough and NCBC, as the corporate successor to Piedmont, will enter into employment agreements with D. Tyson Clayton, Ted R. Laws and Danny C. Lloyd, who serve as President, Vice President and Chief Lending Officer and Vice President of Hillsborough, respectively. The agreement with Mr. Clayton provides for a beginning salary of $107,000 per year. The agreement with Mr. Laws provides for a beginning salary of $80,000 per year. The agreement with Mr. Lloyd provides for a beginning salary of $53,000 per year. Each of the employment agreements has a three year term which will be automatically renewed for one additional year at the end of the term and at the end of each calendar year thereafter unless terminated as provided in the agreement. Each agreement provides for possible termination for cause and for termination by the employee upon 90 days written notice. The employment agreements provide that each employee will receive benefits provided by NCBC to its executives in similar positions. Each agreement provides that the employee would be entitled to receive a bonus of up to 30% of his base salary upon the attainment of certain pre-arranged performance goals. NCBC and Mr. Clayton have agreed that he may retire and become a consultant of NCBC if he chooses to do so not sooner than 18 months after the consummation of the merger. If Mr. Clayton should choose to become a consultant, he would receive the same compensation and benefits as during the period for which he is an employee. In addition, seven other employees of Hillsborough will enter into employment agreement which have two year terms.

   All of the existing directors of Piedmont will be appointed to a local advisory board and, for service on that board, such directors are expected to receive fees totaling $4,000 per year. Piedmont's existing emeritus directors will also serve on the advisory board and will receive annual fees of $3,111.

   In addition, consistent with Piedmont's past practices, NCBC will provide certain post retirement health insurance benefits to three members of Piedmont's Board of Directors who are current or former Hillsborough employees. The cost of these health insurance benefits will not exceed $2,000 per year for each recipient.

   NCBC has agreed to indemnify present and former directors, officers, employees and agents of Piedmont and its subsidiaries against liabilities arising from their services to the Piedmont companies.

Management and Operations of NCBC After the Merger

   NCBC will be the surviving corporation in the merger. NCBC will continue to be governed by the laws of the State of Tennessee and will continue to operate in accordance with its charter and bylaws, neither of which will be amended in connection with the merger. The board of directors of NCBC will continue as the board of directors of the surviving corporation. After the merger, Hillsborough will operate as a wholly owned banking subsidiary of NCBC.

Public Trading Markets

   NCBC common stock is listed on the Nasdaq National Market under the symbol "NCBC." Piedmont common stock is listed on the American Stock Exchange under the symbol "PDB." Upon completion of the merger, the Piedmont common stock will be delisted from the American Stock Exchange. It is a condition precedent to consummation of the merger that NCBC cause the shares of NCBC common stock to be issued in the merger to be approved for listing on the Nasdaq National Market, subject to official notice of issuance.

Absence of Dissenters' Appraisal Rights

   Appraisal rights are statutory rights that enable shareholders who object to certain extraordinary transactions, such as the merger, to demand that the acquiring corporation pay the fair value for their shares, as determined by a court in a judicial proceeding, instead of receiving the consideration offered to shareholders in connection with the transaction. Appraisal rights are not available in all circumstances.

   Piedmont shareholders are not entitled to appraisal rights under North Carolina law in connection with the merger.

Resale of NCBC Common Stock by Piedmont Shareholders and Affiliates

   The shares of NCBC common stock to be issued in the merger will be freely transferable under the Securities Act of 1933, except for shares issued to any Piedmont shareholder who may be deemed an "affiliate" (generally directors, certain executive officers, and beneficial owners of 10% or more of any class of capital stock) of Piedmont, within the meaning of Rule 145 under the Securities Act as of the date of the special meeting.

   Affiliates of Piedmont may not sell their shares of NCBC common stock acquired in connection with the merger except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act. In general, under Rule 145 for one year following the effective time of the merger, an affiliate and certain related persons are entitled to sell shares of NCBC common stock acquired in the merger only through unsolicited "broker transactions" or in transactions directly with a "market maker," as those terms are defined in Rule 144 under the Securities Act. Moreover, the affiliate and related persons, together with persons acting in concert with them, within any three-month period during the restricted period may not sell shares of NCBC common stock exceeding the greater of (1) one percent of the outstanding shares of NCBC common stock or (2) the average weekly trading volume of NCBC common stock during the four calendar weeks preceding such sale. Rule 145 is available to affiliates only if NCBC remains current with its information filings with the SEC under the Securities Exchange Act of 1934. Following the restricted period, an affiliate may sell NCBC common stock free of the foregoing manner of sale or volume limitations, provided that NCBC is current with its Exchange Act information filings and the affiliate is not then an affiliate of NCBC. Two years after the effective time, an affiliate may sell shares of NCBC common stock without any restrictions so long as such affiliate was not and had not been for at least three months prior to sale an affiliate of NCBC.

   Piedmont has agreed in the merger agreement to use its reasonable efforts to cause each person who may be deemed to be an affiliate of Piedmont to execute and deliver to NCBC an agreement by that person not to offer to sell, transfer or otherwise dispose of any of the shares of NCBC common stock distributed to him or her in the merger until NCBC publishes at least 30 days of the combined results of operations of NCBC and Piedmont. In addition, the affiliate agreement will provide that no shares may be sold, transferred or otherwise disposed of except or unless (1) the shares are covered by an effective registration statement under the Securities Act, (2) the shares are sold in compliance with Rules 144 or 145 under the Securities Act, or (3) the shares are sold in accordance with a legal opinion satisfactory to counsel for NCBC that such sale or offer is exempt from the registration requirements of the Securities Act.

                              THE MERGER AGREEMENT

   The following is a description of the material provisions of the merger agreement. The description does not purport to be complete. You are urged to read the merger agreement and related plan of merger, which is attached as Appendix A to this document, in its entirety. The merger agreement attached as Appendix A is incorporated by reference into this document.

Conditions to Completion of the Merger

   The obligations of Piedmont and NCBC to complete the merger are subject to, among other things, the satisfaction or written waiver prior to the effective time of the following conditions:

  .  approval of the merger agreement by the Piedmont shareholders;

  . receipt of any required regulatory approvals that are necessary to permit consummation of the merger, and the expiration of all applicable waiting periods described below under "--Bank Regulatory and Other Legal Considerations;"

  .  receipt of all other material consents to the merger;

  . no court or governmental or regulatory authority taking any action prohibiting, restricting or making illegal the consummation of the merger;

  . the declaration by the SEC of effectiveness of the registration statement of which this document is a part and no stop order being issued;

  . approval for listing of the shares of NCBC common stock issuable in the merger on the Nasdaq National Market, subject to official notice of issuance;

  . the continued truth and accuracy of the representations and warranties of Piedmont and NCBC contained in the merger agreement other than inaccuracies that would not be reasonably likely, individually or in the aggregate, to have a material adverse effect on the financial condition, results of operations or business of the party by whom the representations and warranties were made and its subsidiaries, taken as a whole;

  . performance and/or compliance with the various covenants of Piedmont and NCBC contained in the merger agreement; and

  . receipt by the parties of certain legal opinions and receipt by NCBC of a negative assurance letter from Piedmont's independent auditors (as to Piedmont only) that there are no known factors related to Piedmont that would cause the merger not to be eligible for pooling of interests accounting treatment.

   In addition to the conditions described above, the obligation of Piedmont to complete the merger is subject to there occurring no event that would be reasonably likely to have a material adverse effect on NCBC and to the receipt from Trident Securities of its fairness opinion which is not withdrawn prior to the closing date of the merger.

   It is anticipated that the foregoing conditions will be complied with, but Piedmont and NCBC may waive any condition to their obligations to complete the transaction, except requisite approvals of Piedmont shareholders and regulatory authorities. The merger agreement may be terminated by either of the parties if, subject to certain conditions, the merger is not completed on or before September 30, 2000.

Piedmont Covenants

   Pursuant to the merger agreement, during the period from the date of the merger agreement until the effective time, Piedmont has agreed to operate its business only in the usual, regular and ordinary course. In addition, Piedmont has agreed not to take certain actions without the prior written consent of NCBC, including, among other things:

  . Amend the articles of incorporation, bylaws or other governing instruments of Piedmont or any subsidiary of Piedmont;

  . Incur any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $50,000 (on a consolidated basis) except in the ordinary course of the business, or impose, or suffer the imposition on any asset of Piedmont or its subsidiaries of any lien or permit any such lien to exist except in the ordinary course of business;

  . Repurchase, redeem or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans or under the Piedmont stock option plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of Piedmont or any subsidiary, or declare or pay any dividend (other than regular quarterly dividends paid consistent with past practice, and, provided the payment thereof would not prevent the merger from being accounted for as a "pooling-of-interests," such other quarterly dividend as is required to prevent the Piedmont shareholders from foregoing a dividend from both Piedmont and NCBC during any calendar quarter) or make any other distribution in respect of Piedmont capital stock;

  . Except pursuant to merger agreement or under the Piedmont stock option plans, issue, sell, pledge, encumber, authorize the issuance of, enter into any contract to issue, sell, pledge, encumber, or authorize the issuance of or otherwise permit to become outstanding, any additional shares of Piedmont common stock or any other capital stock of Piedmont or any subsidiary, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock or any stock equivalent type rights;

  . Except under the Piedmont option plans, adjust, split, combine or reclassify any capital stock of Piedmont or any subsidiary or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Piedmont common stock, or sell, lease, mortgage or otherwise dispose of or otherwise encumber any shares of capital stock of any Piedmont subsidiary (unless any such shares of stock are sold or otherwise transferred to another Piedmont company) or any asset having a book value in excess of $25,000, other than in the ordinary course of business for reasonable and adequate consideration and tangible assets which are obsolete or no longer useful in the business of Piedmont or any subsidiary;

  . Except for purchases of U.S. Treasury securities, U.S. government agency securities, which in either case have maturities of three years or less, or securities of the same nature as those held for investment by Piedmont or any subsidiary as of September 30, 1999 purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, asset transfers, or purchase of any assets, in any person or entity other than a wholly owned Piedmont subsidiary, or otherwise acquire direct or indirect control over any person or entity, other than in connection with (i) foreclosures in the ordinary course of business, (ii) acquisitions of control by a depository institution subsidiary in its fiduciary capacity, or (iii) the creation of new wholly owned subsidiaries organized to conduct or continue activities otherwise permitted by the merger agreement;

  . Grant any increase in compensation or benefits to the employees or officers of Piedmont; pay any severance or termination pay or any bonus (other than Christmas bonuses payable in December 1999 in the ordinary course of business consistent with past practice) other than pursuant to written policies or written contracts in effect on the date of the merger agreement and disclosed to NCBC; or enter into or amend any severance agreements with officers of Piedmont or any subsidiary; grant any material increase in fees or other increases in compensation or other benefits to directors of Piedmont or any subsidiary except in accordance with past practice disclosed to NCBC; or voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits (other than the acceleration of vesting which occurs under a benefit plan under the terms of such plan upon a change of control of Piedmont or otherwise pursuant to the provisions of such benefit plan);

  . Enter into or amend any employment contract between Piedmont or any subsidiary and any employee (unless such amendment is required by law) that the company does not have the unconditional right to terminate without liability (other than liability for services already rendered) at any time on or after the effective time of the merger;

  . Except for the contemplated termination of the Hillsborough Employee Stock Ownership Plan in accordance with the terms of such plan and except for termination of the 401(k) retirement plan maintained by Hillsborough for the benefit of its employees, adopt any new employee benefit plan of any Piedmont company or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans of Piedmont or any subsidiary other than any such change that is required by law or that, in the opinion of counsel is necessary or advisable to maintain the tax-qualified status of any such plan, or make any distributions from such employee benefit plans, except as required by law, the terms of such plans or consistent with past practice;

  . Make any significant change in any tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in tax laws or regulatory accounting requirements or generally accepted accounting principles;

  . Commence any litigation other than in the ordinary course of business or in accordance with past practice, settle any litigation involving any liability of Piedmont or any subsidiary for material money damages in excess of $50,000 or restrictions upon the operations of Piedmont or any subsidiary;

  . Except in the ordinary course of business, enter into, modify, amend or terminate any material contract (excluding any loan contract) or waive, release, compromise or assign any material rights or claims.

   Piedmont also has agreed not to take certain enumerated actions relating to the conduct of its business or pertaining to its employees and employee benefit arrangements.

   In the merger agreement, Piedmont has agreed to cooperate in the preparation and filing by NCBC of a registration statement with respect to the shares of NCBC common stock to be issued in the merger and the distribution of this proxy statement/prospectus. The Board of Directors of Piedmont is required to recommend, subject to compliance with its fiduciary duties as advised by counsel, to the Piedmont shareholders approval of the matters submitted for approval in connection with the merger. The Board of Directors and the officers of Piedmont are obligated, subject to compliance with their fiduciary duties as advised by counsel, to use their reasonable efforts to obtain the approval of the Piedmont shareholders of the merger agreement, and to take all appropriate actions to cause the merger to be completed.

Representations and Warranties

   The merger agreement contains a number of representations and warranties by NCBC and Piedmont. The material accuracy of all those representations and warranties as of the closing date is a condition to the obligation of each company to complete the merger. The representations and warranties relate to matters such as the organization of each company, the authority of each company to transact its business, to enter into the merger agreement and to complete the transactions contemplated by the merger agreement, the capitalization of each company, the filing of certain reports by each company with regulatory authorities and the presentation of information contained in those reports, the absence of certain changes in Piedmont's financial condition or business since September 30, 1999, the payment of taxes and filing of tax returns, Piedmont's allowance for possible loan losses, the absence of material litigation, the compliance with laws by each company, Piedmont's employee benefit plans and the employment contracts of Piedmont. None of the representations and warranties will survive the closing.

Amendment and Termination

   The merger agreement may be amended by agreement between Piedmont and NCBC, except that no amendment reducing the consideration received by Piedmont shareholders may be made unless approved by the Piedmont shareholders.

   The merger agreement may be terminated by mutual agreement of the parties at any time prior to consummation of the merger. In addition, either NCBC or Piedmont may terminate the merger agreement if any of the following occurs:

  . the other party materially breaches a provision contained in the merger agreement and does not (or cannot) correct the breach within 30 days;

  . any regulatory authority fails to grant an approval we need to complete the merger or issues an order preventing the merger;

  .  the merger has not been completed by September 30, 2000; or

  .  the Piedmont shareholders fail to approve the merger agreement.

   In addition, Piedmont may terminate the merger agreement if its Board of Directors has determined in good faith and as permitted by the merger agreement to pursue an alternative acquisition proposal.

Exchange of Certificates Representing Piedmont Common Stock

   Promptly after the effective time, NCBC shall cause The Bank of New York, the exchange agent, to mail to each holder of record of Piedmont common stock immediately prior to the effective time materials that will contain instructions with respect to the surrender of certificates representing shares of Piedmont common stock and the distribution of certificates representing shares of NCBC common stock. Shares of Piedmont common stock will be surrendered to the exchange agent.

   Upon surrender to the exchange agent of certificates for shares of Piedmont common stock for cancellation, together with properly completed transmittal materials, the exchange agent will distribute to each Piedmont shareholder a certificate representing the shares of NCBC common stock into which the holder's shares of Piedmont common stock have been converted, together with all undelivered dividends or distributions in respect of those shares without interest thereon. Cash will be paid in lieu of the issuance of fractional shares of NCBC common stock. Piedmont shareholders will not be entitled to receive interest on any cash to be received in the merger. See "--General."

   Beginning 60 days after the effective time, until Piedmont shareholders have surrendered their Piedmont common stock certificates for exchange, Piedmont shareholders will not be entitled to receive any dividends or other distributions that may be declared and payable to holders of record of NCBC common stock. Upon their surrender of Piedmont common stock certificates, however, they will receive NCBC common stock certificates, together with all the withheld dividends or other distributions with respect to the certificates, without interest, and any withheld cash payment for a fractional share interest. Neither NCBC nor the exchange agent will be liable to a Piedmont shareholder for any NCBC common stock or dividends thereon delivered in good faith to a public official in accordance with any state's abandoned property, escheat, or other similar law. After the effective time, certificates representing shares of Piedmont common stock converted in the merger into NCBC common stock will be deemed for all other corporate purposes to evidence ownership of the shares of NCBC common stock into which they were converted.

Treatment of Piedmont Stock Options

   At the effective time of the merger, each option to purchase shares of Piedmont common stock outstanding and unexercised immediately prior to the effective time will become an option to purchase NCBC common stock and will continue to be governed by the terms of Piedmont's stock option plan and the stock option agreements evidencing the options. However, from and after the effective time, each stock option granted and outstanding under the stock option plan may be exercised solely for shares of NCBC common stock. The number of shares of NCBC common stock subject to each former Piedmont stock option will be equal to the number of shares of Piedmont common stock subject to the option immediately prior to the merger multiplied by the exchange ratio. The exercise price per share of NCBC common stock subject to each former Piedmont stock option will be equal to the exercise price per share of Piedmont common stock subject to the option immediately prior to the merger divided by the Exchange Ratio, rounded down to the nearest cent. Each stock option which is an "incentive stock option" shall be adjusted as required by the Internal Revenue Code in order to continue as an incentive stock option for federal income tax purposes.

Bank Regulatory and Other Legal Considerations

   The merger is subject to approval by the Federal Reserve Board under the Bank Holding Company Act. The Bank Holding Company Act provides that the Federal Reserve Board will not approve a transaction (1) which would result in a monopoly, or which would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States or (2) the effect of which in any section of the country may be substantially to lessen competition, or to tend to create a monopoly, or which in any other manner would be in restraint of trade, unless the Federal Reserve Board finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the community to be served. In conducting its review of any application for approval, the Federal Reserve Board is required to consider the financial and managerial resources and future prospects of the company or companies and the banks concerned, and the convenience and needs of the community to be served. The Bank Holding Company Act also requires the Federal Reserve Board to notify the Attorney General of the United States of the approval of any transaction. Any action brought under the antitrust laws by the Attorney General (acting through the Department of Justice) arising out of any transaction must be commenced by the Department of Justice prior to the earliest date the transaction could be consummated, which, with certain exceptions, is 30 days after the Federal Reserve Board approval unless such period is shortened to as little as 15 days. The Bank Holding Company Act further requires that consummation of approved acquisitions or mergers be delayed for such period during which time complaining parties may obtain a review of the Federal Reserve Board's order by filing a petition requesting that the order be set aside in the United States Court of Appeals for the District of Columbia Circuit, or in the United States Court of Appeals for the circuit in which the complaining party has its principal place of business. If no action based on the antitrust laws is commenced before the termination of such period, the acquisition or merger may not be attacked thereafter in any judicial proceeding on the ground that it alone and of itself constituted a violation of any antitrust laws other than
Section 2 of the Sherman Antitrust Act.

   The merger is also subject to approval by the Administrator of the Savings Institutions Division, North Carolina Department of Commerce. In determining whether to approve the merger, the Administrator must determine whether NCBC is qualified by character, experience and financial responsibility to acquire Piedmont and its subsidiary, Hillsborough, in a legal and responsible manner. In making this determination, the Administrator will consider NCBC's financial and managerial resources and the organizational structures and future prospects and plans for NCBC and Piedmont. The Administrator will also consider whether the business and activities of NCBC, or its officers, directors or any person controlling, controlled by or under common control with NCBC, will create a material deterioration of confidence in the safety, soundness and financial integrity of Piedmont.

   The Bank Holding Company Act provides for the publication of notices and the administrative hearings relating to the federal or state filings noted above and permits interested parties to intervene in the proceedings. If interested parties intervene, administrative and judicial proceedings relating to both federal and state filings could substantially delay the regulatory approvals required for consummation of the merger.

   The management of NCBC does not believe that the consummation of the merger will violate any antitrust or applicable federal or state laws, but there can be no assurance that the Federal Reserve Board, the Administrator, the Department of Justice or other regulatory authorities will concur in this assessment.

Accounting Treatment

   NCBC intends to account for the merger as a pooling of interests. Under the pooling of interests method of accounting, the historical basis of the assets and liabilities of NCBC and Piedmont will be combined at the effective time and carried forward at their previously recorded amounts, the stockholders' equity accounts of NCBC and Piedmont will be combined on the consolidated balance sheet of NCBC and no goodwill or other intangible assets will be created. Consolidated financial statements of NCBC issued after the merger will be restated retroactively to reflect the consolidated operations of NCBC and Piedmont as if the merger had taken place prior to the periods covered by such consolidated financial statements.

Material Federal Income Tax Considerations

   The following discussion constitutes the opinion of Bass, Berry & Sims PLC, counsel to NCBC, subject to the qualifications set forth below and contained in this section and its written opinion, as to the material United States federal income tax consequences of the merger and is based on the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this proxy statement/prospectus, all of which may change, possibly with retroactive effect.

   This discussion does not address all aspects of taxation that may be relevant to a Piedmont shareholder in light of that shareholder's personal investment or tax circumstances, or to certain types of Piedmont shareholders (including insurance companies, financial institutions, broker-dealers, foreign corporations, persons who receive stock through the exercise of stock options or otherwise as compensation for services rendered and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws, nor does it discuss any state, local or foreign tax considerations. Each Piedmont shareholder is urged to consult his or her own tax advisor as to the specific tax consequences of the merger, including the applicable federal, state, local and foreign tax consequences of the merger.

   Neither NCBC nor Piedmont has requested or will receive an advance ruling from the Internal Revenue Service as to the federal income tax consequences of the merger. Instead, the obligations of NCBC and Piedmont to complete the merger are conditioned on the delivery of the opinion of Bass, Berry & Sims PLC, to Piedmont and NCBC reissuing the opinion of Bass, Berry & Sims PLC stated in this discussion. The opinions have been or will be based upon representations of fact provided by NCBC and Piedmont. These representations of fact have not and will not have been independently verified by Bass, Berry & Sims PLC. The reissued opinion will also be based upon the Internal Revenue Code, regulations thereunder, administrative rulings and practice by the IRS, and judicial authority, in each case existing at the time the opinion is delivered. Any change in applicable law or pertinent facts could affect the continuing validity of the opinion and this discussion. In addition, a tax opinion is not binding upon the IRS, and there can be no complete assurance, and none is hereby given, that the IRS will not take a position which is contrary to one or more positions reflected in the tax opinion, or that the opinion will be upheld by the courts if challenged by the IRS. However, NCBC and Piedmont have agreed in the merger agreement not to take any action which would disqualify the merger as a reorganization which is tax-free to the Piedmont shareholders pursuant to Section 368(a) of the Code.

   Based on the foregoing, it is the opinion of Bass, Berry & Sims PLC that:

  .  the merger will be treated as a reorganization within the meaning of
     Section 368(a) of the Code;

  . no gain or loss will be recognized by NCBC or Piedmont as a result of the merger;

  . no gain or loss will be recognized by the shareholders of Piedmont upon the exchange of Piedmont common stock for NCBC common stock pursuant to the merger, except with respect to cash received in lieu of a fractional share interest in NCBC common stock, or by the holders of Piedmont options upon the conversion of such options into options with respect to NCBC common stock;

  . the aggregate tax basis of the NCBC common stock received by a Piedmont shareholder pursuant to the merger will be the same as the aggregate tax basis of the Piedmont common stock surrendered in exchange therefor ( reduced by any tax basis allocable to cash received for a fractional share); and

  . the receipt of cash in lieu of fractional shares of NCBC common stock will be treated as if fractional shares were distributed as part of the exchange and then were redeemed by NCBC, and the Piedmont shareholder generally will recognize capital gain or loss in such exchange equal to the difference between the cash received and the tax basis of such fractional share.

   EACH HOLDER OF SHARES OF PIEDMONT COMMON STOCK IS URGED TO CONSULT THE HOLDER'S PERSONAL TAX AND FINANCIAL ADVISORS AS TO THE SPECIFIC FEDERAL INCOME TAX CONSEQUENCES TO THE HOLDER, BASED ON THE HOLDER'S OWN PARTICULAR STATUS AND CIRCUMSTANCES, AND ALSO AS TO ANY STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES ARISING OUT OF THE MERGER.

                             STOCK OPTION AGREEMENT

   The following is a summary of the provisions of the Stock Option Agreement between Piedmont and NCBC, the form of which is attached as Appendix C to this document. The following summary is qualified in its entirety by reference to the form of the option agreement, which you are encouraged to read.

   Concurrently with the execution of the merger agreement, NCBC and Piedmont entered into a Stock Option Agreement. Pursuant to the option agreement, NCBC may purchase from Piedmont shares of Piedmont common stock such that immediately following the exercise of the option, NCBC would own 19.5% of the then issued and outstanding shares of Piedmont common stock, giving effect to the exercise by NCBC of the option. The exercise price for the option, payable in cash, is equal to $7.65 per share. 19.5% equals approximately 583,191 shares, assuming 2,502,700 shares of Piedmont common stock are issued and outstanding on the date the option is exercised. The option is exercisable only under the circumstances described below.

   Arrangements such as the option agreement are customarily entered into in connection with mergers of publicly-traded bank holding companies to increase the likelihood that the transactions will be consummated in accordance with their terms and to compensate the person granted the option for the efforts undertaken and the expenses and losses incurred by the person if the transaction is not completed. The option agreement may have the effect of discouraging offers by third parties to acquire Piedmont, even if those persons were prepared to offer to pay consideration to the Piedmont shareholders that has a higher current market price than the shares of NCBC common stock to be received by Piedmont shareholders in the merger. The acquisition of Piedmont by an entity other than NCBC could cause the option to become exercisable. The existence of the option could significantly increase the cost to a potential acquiror of acquiring Piedmont compared to its cost had the option agreement not been entered into. This increased cost might discourage a potential acquiror from considering or proposing an acquisition or might result in a potential acquirer proposing to pay a lower per share price to acquire Piedmont than it might otherwise have proposed to pay.

   Subject to applicable law and NCBC's material compliance with the covenants of the merger agreement, NCBC may exercise the option, in whole or in part, at any time, in any of the following circumstances:

  . Piedmont enters into an agreement or Piedmont's Board of Directors recommends to Piedmont shareholders (or withdraws its recommendation FOR approval of the merger after receipt of a proposal for Piedmont to enter into) an agreement (other than the merger agreement with NCBC) under which any entity, person or group, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, would: (1) merge or consolidate with, acquire 25% or more of the assets or liabilities of, or enter into any similar transaction with Piedmont, or
     (2) purchase or otherwise acquire (including by merger, reorganization, consolidation, share exchange or any similar transaction) securities representing 25% or more of Piedmont's common stock;

  . any person (other than NCBC or any of its subsidiaries) acquires the beneficial ownership or the right to acquire beneficial ownership of securities which, when aggregated with other such securities owned by such Person, represents 25% or more of the voting shares of Piedmont (not including acquisitions where the presumption of control has been rebutted and the shares acquired are voted in favor of the merger with
     NCBC);

  . failure of the shareholders to approve, prior to the termination of the merger agreement, the merger by the required affirmative vote at a meeting of the shareholders, because a third person (other than NCBC or a subsidiary of NCBC) announces publicly or communicates, in writing, to Piedmont a proposal to (1) acquire Piedmont (by merger, reorganization, consolidation, the purchase of 25% or more of its assets or liabilities, or any other similar transaction), or (2) purchase or otherwise acquire securities representing 25% or more of the voting shares of Piedmont.

   Piedmont and NCBC acknowledge and agree that the option will become exercisable immediately upon the occurrence of any of the above-described circumstances even though the circumstance occurred as a result, in part or in whole, of Piedmont's Board of Directors complying with its fiduciary duties.

   NCBC's total profit (as defined below) from its rights under the option is limited and can never exceed $1,035,000. To remain under this limit, NCBC may
(1) reduce the number of shares of Piedmont common stock subject to the option,
(2) deliver to Piedmont for cancellation, without consideration, the shares of Piedmont common stock previously purchased pursuant to the option, (3) pay cash to Piedmont so that NCBC will not actually realize total profit in excess of the foregoing limit, or (4) any combination of the above. In addition, the option may not be exercised for a number of shares of Piedmont common stock that would, as of the date of exercise, result in the holder's (taking into account all other affiliated holders) notional total profit (as defined below) exceeding $1,035,000.

   The term total profit means the aggregate sum (prior to payment of taxes) of the following:

  . the net cash amount received by NCBC pursuant to the sale to an unaffiliated purchaser of shares of Piedmont common stock received by NCBC upon exercise of the option, less NCBC's purchase price for those shares;

  . any amount received by NCBC pursuant to Piedmont's repurchase of shares of Piedmont common stock received by NCBC upon exercise of the option, less NCBC's purchase price for those shares; and

  . any amount received by NCBC pursuant to Piedmont's repurchase of the option (or any portion thereof).

   The term notional total profit with respect to any number of shares of Piedmont common stock means the total profit determined as of the date of the proposed exercise of the option, assuming that the option was exercised on that date for that number of shares and assuming that the shares, together with all other Piedmont common stock purchased pursuant to the option held by NCBC and its affiliates as of that date, were sold for cash at the closing sale price per share of Piedmont common stock on the American Stock Exchange, or, if the Piedmont common stock is not listed on the American Stock Exchange, the highest bid price per share as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source chosen by NCBC. This determination will be made as of the close of business on the preceding trading day. Notional profit shall be reduced by customary brokerage commissions.

   The purchase of shares of Piedmont common stock pursuant to the Option is subject to compliance with applicable law, including receipt of any approvals required under the Bank Holding Company Act and the rules and regulations promulgated thereunder.

   In the event of any change in Piedmont common stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction, the type and number of securities subject to the option and the exercise price shall be adjusted appropriately. If before the option terminates or is exercised Piedmont is acquired by another party or consolidates with or merges into another corporation, NCBC will be entitled to receive upon exercise of the option the securities or properties to which a holder of the number of shares of Piedmont common stock then deliverable upon exercise of the option would have been entitled upon such acquisition, consolidation, merger or reorganization. Piedmont will take all steps in connection with any such transaction necessary to assure that the provisions of the option will continue to apply, as nearly as reasonably may be practicable, in relation to any securities or property thereafter deliverable upon exercise of the option.

   The option will terminate upon the earliest of (i) the mutual agreement of NCBC and Piedmont; (ii) the 90th day following the termination of the merger agreement for any reason; or (iii) December 27, 2000, which is 12 months after the date the option agreement was executed by NCBC and Piedmont.

                                    EXPENSES

   All expenses incurred by or on behalf of the parties in connection with the merger agreement and the transactions contemplated by the merger agreement are to be borne by the party incurring the expense, except that both NCBC and Piedmont will bear all costs of filing the registration statement with the SEC and printing and mailing this proxy statement/prospectus based on the relative asset sizes of the parties at September 30, 1999.

             COMPARISON OF RIGHTS OF PIEDMONT AND NCBC SHAREHOLDERS

   NCBC is incorporated under the laws of the State of Tennessee. Piedmont is incorporated under the laws of the State of North Carolina. Piedmont shareholders, whose rights as shareholders are currently governed by North Carolina law and the Piedmont articles of incorporation and bylaws, will become, upon consummation of the merger, shareholders of NCBC. Their rights as shareholders of NCBC will be governed by Tennessee law and the NCBC charter and bylaws. Certain differences between the rights of Piedmont shareholders and NCBC shareholders are summarized below. The summary does not purport to be a complete statement of the rights of Piedmont shareholders as compared with the rights of NCBC shareholders. The identification of specific differences is not meant to indicate that other equally or more significant differences do not exist. The summary is qualified in its entirety by reference to the North Carolina Business Corporation Act and the Tennessee Business Corporation Act, and the respective charter or articles of incorporation and bylaws of the two corporations.

   Changes in Control. Certain provisions of the NCBC charter and bylaws may have the effect of preventing, discouraging or delaying any change of control of NCBC. Article Seven of the NCBC charter provides for a board of directors consisting of at least three and no more than twenty-five directors and divided into three classes of directors serving staggered three-year terms. The classification of directors has the effect of making it more difficult for NCBC shareholders to change the composition of the NCBC Board of Directors in a short period of time. At least two annual meetings of NCBC shareholders, instead of one, will generally be required to effect a change in a majority of the NCBC Board of Directors.

   In addition, the NCBC Board of Directors can at any time, under the NCBC charter and without shareholder approval, issue one or more series of preferred stock. In some cases, the issuance of preferred stock without shareholder approval could discourage or make more difficult attempts to take control of NCBC through a merger, tender offer, proxy contest or otherwise. Preferred stock with special voting rights or other features issued to persons favoring NCBC's management could stop a takeover by preventing the person trying to take control of NCBC from acquiring enough voting shares necessary to take control.

   Finally, Article Nine of the NCBC charter includes specific provisions with respect to mergers and other business combinations. In general, a business combination requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of each class of NCBC's capital voting stock, unless the business combination is not with or does not involve:

      (1) any interested shareholders (as defined in the NCBC charter) or an affiliate (as defined in the NCBC charter) of an interested shareholder if the following conditions set forth in (2)(a) below are met, in which event the business combination will require only such affirmative vote as is required by law and the NCBC charter, or

      (2) an interested shareholder or an affiliate of an interested shareholder if the following conditions set forth in (a), (b) and (c) are met, in which event the business combination will require only such affirmative vote as is required by law and the NCBC charter:

        (a) if the business combination has been approved by at least two-thirds of the entire NCBC board at any time prior to the consummation of the business combination;

        (b) the aggregate amount of the cash and the fair market value as of the date of the consummation of the business combination of consideration other than cash to be received per share by holders of NCBC's outstanding capital voting stock in that business combination will be at least equal to the minimum price per share (as defined in the NCBC charter); and

        (c) the consideration to be received by holders of a particular class of outstanding voting stock will be in cash or in the same form as the interested shareholder has previously paid for shares of such class of voting stock. If the interested shareholder has paid for shares of any class of voting stock with varying forms of consideration, the form of consideration for that class of voting stock will be either cash or the form used to acquire the largest number of shares of the class of voting stock previously acquired by it (collectively, the "Fair Price Provisions").

   The Fair Price Provisions are designed to discourage attempts to take over NCBC by utilizing two-tier pricing tactics or by acquiring less than all of NCBC's outstanding shares. In recent years there have been increasing numbers of non-negotiated attempts to take over publicly owned corporations. These attempts typically involve the accumulation of a substantial block of the target corporation, followed by a merger or other reorganization of the acquired company on terms determined entirely by the purchaser. The terms of these attempts may include two-tier pricing, which is the practice of paying cash to acquire a controlling interest in a company and acquiring the remaining equity interest by paying the remaining shareholders a price that is lower than the price paid to acquire the controlling interest or by utilizing a different form of consideration for payment to the remaining shareholders than was used to purchase the controlling interest.

   While the terms of such a non-negotiated takeover could be fair to NCBC shareholders, negotiated transactions may result in more favorable terms to NCBC shareholders because of factors such as the timing of the transaction, the tax effects on the shareholders and the fact that the nature and amount of the consideration paid to all shareholders will be negotiated by the parties at arms-length rather than dictated by the purchaser.

   In addition, due to the difficulties of complying with the requirements of the Fair Price Provisions, the Fair Price Provisions generally may discourage attempts to acquire control of NCBC. As a result, holders of NCBC common stock may be deprived of an opportunity to sell their shares at a premium above the market price. In addition, the Fair Price Provisions would give veto power to the holders of a minority of NCBC common stock with respect to certain business combinations that are opposed by more than one-third of the NCBC Board of Directors and which do not meet the Fair Price Provisions, but which a majority of shareholders may believe to be desirable and beneficial. Moreover, in any such business combination not receiving the requisite approval of NCBC shareholders or of directors, the minimum price provisions of the Fair Price Provisions, while providing objective pricing criteria, could be arbitrary and not indicative of value.

   The Piedmont articles of incorporation and bylaws also contain certain provisions which may have the effect of preventing, discouraging or delaying a change in control of Piedmont. Like NCBC, the Piedmont Board of Directors has the authority to issue shares of preferred stock and the board of directors is divided into three classes serving staggered three-year terms. However, unlike NCBC, Piedmont's articles of incorporation do not contain Fair Price Provisions. Piedmont's articles of incorporation require approval of a merger or combination of Piedmont, the acquisition of more than 10% of Piedmont's outstanding shares of stock entitled to vote generally in the election of directors or a purchase or sale of a substantial portion of the assets of Piedmont or any of its subsidiaries by the affirmative vote of the holders of 75% of the outstanding shares of Piedmont common stock entitled to vote generally in the election of directors. The 75% shareholder voting requirement does not apply, however, if (1) the merger, combination, acquisition or purchase or sale of assets is initiated by Piedmont upon the vote of at least 51% of the "continuing directors" of Piedmont, or (2) the merger, combination, acquisition or purchase or sale of assets is approved by Piedmont's Board of Directors by the affirmative vote of at least 75% of the entire Board of Directors or 75% of the "continuing directors" if the transaction is proposed by an entity that beneficially owns 10% or more of Piedmont's outstanding shares. The "continuing directors" are those directors who are not beneficial owners of 10% or more of the outstanding voting shares of Piedmont and are not affiliated with anyone beneficially owning 10% or more of Piedmont's outstanding voting shares.

   Amendment of Charter. The NCBC Charter requires an affirmative vote by at least two-thirds of the shares entitled to vote (other than shares held by an interested shareholder) to alter or amend any provisions of the charter unless the NCBC Board of Directors, by a two-thirds majority, submits the proposed amendment to a vote of shareholders in which circumstance a majority vote of shareholders is needed. The Piedmont articles of incorporation may be amended by an affirmative vote of a majority of the shares entitled to vote, except for amendments to the supermajority approval requirements for mergers and other transactions described above, which require approval of 75% of the shares entitled to vote if they are not recommended by 75% of disinterested directors.

   Dividends. A Tennessee corporation may pay dividends, if authorized by its board of directors, unless, after giving effect to the dividend, (1) the corporation would not be able to pay its debts as they become due in the usual course of business or (2) the corporation's total assets would be less than the sum of its total liabilities plus (unless the corporation's charter permits otherwise) the amount necessary to satisfy, upon dissolution, the rights of shareholders whose preferential rights are superior to those receiving the distribution if the corporation were dissolved at the time of the distribution. Piedmont, a North Carolina corporation, is subject to similar dividend limitations.

   Boards of Directors. As permitted by the Tennessee Business Corporation Act, the NCBC bylaws divide the NCBC Board of Directors into three classes serving staggered three-year terms, with the terms of one class of directors to expire each year. The classification of the NCBC Board of Directors means that approximately one-third of the NCBC Board of Directors is elected each year, with the result that it would take two annual meetings of NCBC shareholders to change the majority of the members constituting the NCBC Board of Directors. The classification of directors has the effect of making it more difficult to change the composition of the board of directors. A classified board of directors can help promote the continuity and stability of management and policies because a majority of the directors at any given time will have prior experience as directors.

   In addition, the NCBC bylaws provide that any or all of the NCBC directors may be removed from office at any time with or without cause, but only by the affirmative vote of at least two-thirds of the shares entitled to vote.

   The Piedmont articles of incorporation also divide the Piedmont Board of Directors into three classes serving staggered three-year terms, with the term of one class of directors to expire each year, with the result that it would take two annual meetings of Piedmont shareholders to change the majority of the members constituting the Piedmont Board of Directors.

   Special Meetings of Shareholders. The Tennessee Business Corporation Act provides that a corporation's board of directors, any person authorized by the charter or bylaws, or unless the charter provides otherwise, the holder of at least 10% of the votes entitled to be cast may call a special meeting of shareholders. The NCBC bylaws provide that a special meeting of NCBC shareholders may be called by the Chairman of the Board, the Board of Directors, or upon the written request of the holders of not less than 10% of the votes entitled to be cast of NCBC common stock. The Piedmont bylaws provide that a special meeting of Piedmont shareholders may be called by at any time by the Chief Executive Officer, the President, the Chairman of the Board of Directors or the Board of Directors.

   Dissenters' Rights. A Tennessee corporation must provide to its shareholders dissenters' rights under the Tennessee Business Corporation Act, subject to certain exceptions. Under the Tennessee Business Corporation Act, a corporation that is being merged into another corporation or that is selling all or substantially all its assets to another corporation are required to provide shareholders with the right to dissent from the action and have a Tennessee court determine the statutory fair value of their shares. The primary exception to the dissenters' rights provisions under the Tennessee Business Corporation Act is for corporations whose shares are listed on a national securities exchange or traded in a national market system. NCBC qualifies for this exception. Under North Carolina law, which is currently applicable to Piedmont and its shareholders, shareholders of a corporation in a merger, share exchange and certain other transactions are not entitled to dissenters' rights if the affected shares of stock they own are, as of the record date, held of record by at least 2,000 shareholders, are listed on a national securities exchange or designated as national market system securities on an interdealer quotation system by the National Association of Securities Dealers, Inc. and are exchanged for cash or for shares of another company which are held of record by at least 2,000 shareholders or similarly listed or designated, or a combination of cash and such shares.

   Preemptive Rights. Unless the charter of a Tennessee corporation provides otherwise, the Tennessee Business Corporation Act states that shareholders of a Tennessee corporation do not have preemptive rights to acquire proportional amounts of the corporation's unissued shares upon decision of the board of directors to issue them. The NCBC charter provides that no holder of any class of NCBC common stock will have preemptive rights. Like Tennessee law, the North Carolina Business Corporation Act provides that, unless the articles of incorporation of a North Carolina corporation provide otherwise, the shareholders of a North Carolina corporation do not have preemptive rights to acquire proportional amounts of the corporation's unissued shares upon decision of the board of directors to issue them. Piedmont's articles of incorporation do not provide for preemptive rights and, therefore, Piedmont shareholders do not have preemptive rights.

   Indemnification/Limitation on Liability. Under the Tennessee Business Corporation Act, a corporation may indemnify an individual who is a party to a proceeding against liability incurred in the proceeding because he or she is or was a director or officer if that individual conducted himself or herself in good faith and that individual reasonably believed:

  . in the case of conduct in his or her official capacity, that the conduct was in the best interests of the corporation;

  . in all other cases, that the conduct was at least not opposed to the best interests of the corporation; and

  . in the case of any criminal proceeding, that the individual had no reasonable cause to believe the conduct was unlawful.

   A corporation may not indemnify a director or officer (1) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct under Tennessee law or (2) in connection with any proceeding with respect to conduct for which he or she was adjudged liable on the basis that personal benefit was improperly received by him or her, whether or not involving action in his or her official capacity. A corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

   North Carolina law also allows its corporations to indemnify individuals serving as officers and directors. Both the NCBC and Piedmont bylaws provide for indemnification for officers and directors of NCBC and Piedmont respectively.

                        DESCRIPTION OF NCBC COMMON STOCK

   This section describes the general terms and provisions of the NCBC common stock. The summary is not complete and is qualified in its entirety by reference to the description of the NCBC common stock incorporated by reference in this proxy statement/prospectus. See "Incorporation of Information Filed with the SEC." NCBC has also incorporated by reference its charter and bylaws as exhibits to the registration statement.

   General. As of February 16, 2000, the number of authorized shares of NCBC common stock was 175,000,000, of which 108,346,501 shares were issued and outstanding.

   Dividends. Holders of NCBC common stock are entitled to receive pro rata dividends when, as and if declared by the NCBC Board out of any funds that NCBC can legally use to pay dividends. NCBC may pay dividends in cash, stock or other property. In certain cases, holders of NCBC common stock may not receive dividends until NCBC has satisfied its obligations to any holders of outstanding preferred stock. In the event NCBC liquidates, dissolves or winds up its business, the holders of NCBC preferred stock will receive an amount per share equal to the amount fixed and determined by the Board, plus any amount equal to all the dividends accrued on the NCBC preferred stock, before any distribution will be made on the NCBC common stock. NCBC currently has no shares of preferred stock issued and outstanding.

   Voting Rights. Each share of NCBC common stock is entitled to one vote on each matter submitted to a vote of shareholders unless Tennessee law or the certificate of amendment for an outstanding series of NCBC preferred stock gives the holders of that series of preferred stock the right to vote on certain matters. The holders of the NCBC common stock have noncumulative voting rights, which means that the holders of more than 50% of the shares of NCBC common stock voting for the election of directors can elect 100% of the directors standing for election at any meeting if they choose to do so and, in such event, the holders of the remaining shares voting for the election of directors will not be able to elect any person or persons to the NCBC Board.

   Other Rights. The NCBC common stock has no conversion rights and is not redeemable. The holders of the NCBC common stock do not have any preemptive rights to subscribe for additional shares of common stock or other NCBC securities except as may be granted by the NCBC Board of Directors. There is no restriction on the purchase of shares of NCBC common stock by NCBC except for certain regulatory limits.

   Fully Paid. The issued and outstanding shares of NCBC common stock are fully paid and nonassessable, which means that the full purchase price for the outstanding shares of NCBC common stock has been paid and the holders of such shares will not be assessed any additional monies for such shares.

   Listing. The NCBC common stock is listed on the Nasdaq National Market under the symbol "NCBC." The Bank of New York, or an affiliate thereof, is the transfer agent, registrar and dividend disbursing agent for the common stock.

   NCBC is a legal entity separate and distinct from its subsidiaries, including its subsidiary banks. There are various legal and regulatory limitations under federal and state law on the extent to which its subsidiaries, including its bank and bank holding company subsidiaries, can finance or otherwise supply funds to NCBC.

   The principal source of NCBC's cash revenues is dividends from its subsidiaries. There are certain limitations under federal and Tennessee law on the payment of dividends by such subsidiaries. The prior approval of the appropriate federal regulatory body is required if the total of all dividends declared by any state member bank of the Federal Reserve System or any national banking association in any calendar year exceeds the bank's net profits for that year combined with its retained net profits for the preceding two calendar years, less any required transfers to surplus or a fund for the retirement of any preferred stock. Those regulatory bodies also have authority to prohibit a state member bank or bank holding company, such as NCBC, or a national banking association from engaging in what, in the opinion of such regulatory body, constitutes an unsafe or unsound practice in conducting its business. The payment of dividends could, depending upon the financial condition of the subsidiary, be deemed to constitute such an unsafe or unsound practice.

   Retained earnings of NCBC's banking subsidiaries available for payment of cash dividends under all applicable regulations would have been approximately $24.3 million as of December 31, 1998. See Note N to the Financial Statements of NCBC, incorporated by reference in this proxy statement/prospectus, with respect to certain contractual limits on dividend payments by NCBC.

   NCBC's subsidiaries, subsidiary banks and their respective subsidiaries are subject to limitations under Section 23A of the Federal Reserve Act with respect to extensions of credit to, investments in, and certain other transactions with, NCBC and its other subsidiaries. Furthermore, loans and extensions of credit are also subject to various collateral requirements.

   Provisions of the NCBC charter and bylaws may restrict changes of control of NCBC. These provisions include the authority to issue preferred stock with such rights and privileges as the Board of Directors may deem appropriate from time to time, provisions for the classification of the NCBC Board of Directors and provisions relating to certain business combinations with certain shareholders. See "Comparison of Rights of Piedmont and NCBC Shareholders--Changes in Control" and "--Boards of Directors."

                      WHERE YOU CAN FIND MORE INFORMATION

   Accompanying this proxy statement/prospectus is a copy of Piedmont's most recent annual report to shareholders and its quarterly report on Form 10-Q for the quarter ended December 31, 1999. For further information regarding Piedmont and NCBC, you may obtain a copy of filings they make with the Securities and Exchange Commission. Both NCBC and Piedmont are subject to the informational requirements of the Exchange Act and, in accordance therewith, file reports, proxy statements and other information with the SEC. Their SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document that NCBC or Piedmont files with the SEC at the SEC's following public reference facilities:

 Public Reference Room   New York Regional Office       Chicago Regional Office
 450 Fifth Street, N.W.   7 World Trade Center,             Citicorp Center
       Room 1024                Suite 1300        500 West Madison Street, Suite 1400
 Washington, D.C. 20549  New York, New York 10048    Chicago, Illinois 60661-2511

   You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities. NCBC's SEC filings are also available at the offices of the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006. This proxy statement/prospectus does not contain all the information set forth in the Registration Statement on Form S-4 and exhibits thereto, of which this proxy statement/prospectus is a part, that NCBC has filed with the SEC under the Securities Act.

                           FORWARD-LOOKING STATEMENTS

   The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of NCBC or Piedmont. All statements in this proxy statement/prospectus and the documents incorporated by reference that are not historical facts or that express expectations and projections with respect to future matters are "forward-looking statements" for the purpose of the safe harbor provided by the Reform Act. We caution readers that such "forward-looking statements," including, without limitation, those relating to future business initiatives and prospects, revenues, working capital, liquidity, capital needs, interest costs and income, wherever they occur in this document or in other statements attributable to NCBC, Piedmont or both NCBC and Piedmont, are necessarily estimates reflecting the best judgment of NCBC or Piedmont. Such statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the "forward-looking statements." "Forward-looking statements" should, therefore, be considered in light of various important factors, including those set forth in this proxy statement/prospectus. Important factors currently known to management of NCBC or Piedmont that could cause actual results to differ materially from those in "forward-looking statements" include significant fluctuations in interest rates, inflation, economic recession, economic conditions in the markets served by NCBC and Piedmont, significant changes in the federal and state legal and regulatory environment, significant under-performance in NCBC's or Piedmont's portfolio of outstanding loans, and competition in NCBC's and Piedmont's markets. Other factors set forth from time to time in NCBC's and Piedmont's filings with the SEC should also be considered. NCBC and Piedmont undertake no obligation to update or revise "forward-looking statements" to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

                 INCORPORATION OF DOCUMENTS FILED WITH THE SEC

   The SEC allows NCBC and Piedmont to "incorporate by reference" in this proxy statement/prospectus the information each company files with the SEC, which means:

  . incorporated documents are considered part of this proxy statement/prospectus;

  . NCBC and Piedmont can disclose important information to you by referring you to those documents; and

  . information that NCBC and Piedmont file with the SEC will automatically update and supersede the information in this proxy statement/prospectus and information that was previously incorporated.

   NCBC incorporates by reference the documents listed below which were filed with the SEC under the Exchange Act:

  (1) NCBC's Annual Report on Form 10-K for the year ended December 31, 1998, filed on March 26, 1999;

  (2) NCBC's Quarterly Reports on Form 10-Q for the quarter ended March 31, 1999, filed on May 7, 1999, for the quarter ended June 30, 1999, filed on August 13, 1999, and for the quarter ended September 30, 1999, filed on November 9, 1999; and

  (3) The description of NCBC Common Stock contained in the Registration Statement on Form S-8 (Registration No. 33-38552), filed on January 11, 1991.

   Piedmont incorporates by reference the documents listed below which were filed with the SEC under the Exchange Act:

  (1) Piedmont's Annual Report on Form 10-K for the year ended June 30, 1999, filed on September 28, 1999;

  (2) Piedmont's Quarterly Reports on Form 10-Q for the quarter ended September 30, 1999, filed on November 15, 1999 and for the quarter ended December 31, 1999, filed on February 14, 2000; and

  (3)  Piedmont's Current Report on Form 8-K filed on February 11, 2000.

  (4) The following sections of Piedmont's 1999 Annual Report to Shareholders which is enclosed with this proxy statement/prospectus: "Selected Financial Data" on page 2; "Management's Discussion and Analysis" on pages 7 through 22 and "Quarterly Financial Data (Unaudited)" on page 44.

   NCBC also incorporates by reference each of the following documents that it will file between the date of this document and the date of the special meeting:

  .  Reports filed under Section 13(a) and (c) of the Exchange Act;

  . Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent shareholders meeting; and

  .  Any reports filed under Section 15(d) of the Exchange Act.

   This proxy statement/prospectus incorporates certain NCBC and Piedmont documents by reference which are not presented herein or delivered herewith. Copies of the documents (other than exhibits to the documents, unless the exhibits are specifically incorporated by reference into such documents) are available without charge to any person, including any beneficial owner, to whom this proxy statement/prospectus is delivered, upon written or oral request, with respect to documents that relate to NCBC, from Lewis E. Holland, Vice Chairman, Treasurer and Chief Financial Officer, National Commerce Bancorporation, One Commerce Square, Memphis, Tennessee 38150; Telephone No.
(901) 523-3242, and, with respect to documents that relate to Piedmont, from Thomas W. Wayne, Treasurer, Vice President and Chief Financial Officer, Piedmont Bancorp, Inc., 260 South Churton Street, Hillsborough, North Carolina, 27278-2507; Telephone No. (919) 732-2143. In order to ensure timely delivery of such documents, any request should be made by March 23, 2000.

                                 LEGAL MATTERS

   The validity of the shares of NCBC common stock to be issued upon consummation of the merger has been passed upon for NCBC by Bass, Berry & Sims PLC, Memphis, Tennessee. In addition, the material tax consequences of the merger are being passed upon for NCBC and Piedmont by Bass, Berry & Sims PLC. Attorneys at Bass, Berry & Sims PLC working on the merger and the registration statement of which this proxy statement/prospectus is a part owned approximately 300 shares of NCBC common stock as of the date of this proxy statement/ prospectus. Certain legal matters in connection with the merger will be passed upon for Piedmont by Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P., Greensboro, North Carolina.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited NCBC's consolidated financial statements included in NCBC's Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. NCBC's financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

   The consolidated financial statements of Piedmont Bancorp, Inc. as of June 30, 1999 and 1998 and for each of the years in the three-year period ended June 30, 1999, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

                                                                      APPENDIX A


                      AGREEMENT AND PLAN OF REORGANIZATION

                         DATED AS OF DECEMBER 27, 1999

                                  BY AND AMONG

                        NATIONAL COMMERCE BANCORPORATION

                                      AND

                             PIEDMONT BANCORP, INC.

                      AGREEMENT AND PLAN OF REORGANIZATION

   THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") dated as of this 27th day of December, 1999, by and among NATIONAL COMMERCE BANCORPORATION ("NCBC"), a Tennessee corporation which is registered as a bank holding company under the Bank Holding Company Act of 1956 and whose principal offices are located at One Commerce Square, Memphis, Tennessee 38150, and PIEDMONT BANCORP, INC. ("PBI"), a North Carolina corporation which is registered as a bank holding company and whose principal offices are located at 260 So. Churton Street, Hillsborough, North Carolina. NCBC and PBI are sometimes hereinafter called the "Parties."

   Certain other capitalized terms used in this Agreement and in the related plan of Merger are defined below in Section 10.1.

                                R E C I T A L S

   A. PBI is the beneficial owner and holder of record of one hundred percent (100%) of the issued and outstanding shares of capital stock of Hillsborough Savings Bank, Inc., SSB (the "Savings Bank Subsidiary").

   B. The Board of Directors of PBI deems it desirable and in the best interests of PBI, the Savings Bank Subsidiary and the shareholders of PBI that PBI be merged with and into NCBC, which would survive the merger as the Surviving Corporation, as defined herein (the "Merger"), on the terms and subject to the conditions set forth in this Agreement and in the manner provided in the Plan of Merger annexed hereto as Exhibit 1 (the "Plan of Merger") and has directed that this Agreement and the Plan of Merger be submitted to the shareholders of PBI with the recommendation that they be approved by them.

   C. The Board of Directors of NCBC deems it desirable and in the best interests of NCBC and the shareholders of NCBC that PBI be merged with and into NCBC on the terms and subject to the conditions set forth in this Agreement and in the manner provided in the Plan of Merger.

   D. The Parties intend that the Merger qualify as a reorganization pursuant to Section 368 of the Internal Revenue Code of 1986, as amended (the "Code") and be accounted for as a pooling-of-interests for financial accounting purposes.

   E. The respective Boards of Directors of NCBC and PBI have each adopted resolutions setting forth and adopting this Agreement and the Plan of Merger, and have directed that this Agreement and the annexed Plan of Merger and all resolutions adopted by said Boards of Directors related to this Agreement, be submitted with appropriate applications to, and filed with all applicable Regulatory Authority as may be necessary in order to obtain all Consents required to consummate the proposed Merger and the transactions contemplated in this Agreement in accordance with this Agreement, the Plan of Merger and applicable law.

   F. The respective boards of Directors of NCBC and PBI have agreed to cause NCBC and PBI to enter into the stock option agreement annexed hereto as Exhibit 2 (the "Stock Option Agreement") contemporaneously with the signing of this Agreement.

   NOW, THEREFORE, in consideration of the foregoing premises and the mutual representations, warranties, covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

                                   ARTICLE 1
                              TERMS OF THE MERGER

   1.1 Merger. Subject to the terms and conditions of this Agreement and in the manner provided in the Plan of Merger, at the Effective Time PBI shall be merged with and into NCBC in accordance with the provisions of Section 55-11-01, et seq. of the North Carolina Business Corporation Act ("North Carolina Code") and Section 48-21-101, et seq. of the Tennessee Business Corporation Act (the "TBCA") and with the effect provided in Section 48-21-108 of the TBCA (the "Merger"). NCBC shall be the Surviving Corporation resulting from the Merger and shall continue to be governed by the laws of the State of Tennessee.

   1.2 Time and Place of Closing. The Closing will take place at 9:00 a.m. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 a.m.) or at such other time as the Parties may mutually agree. The Closing shall be held at the offices of Bass, Berry & Sims PLC, 100 Peabody Place, Suite 950, Memphis, Shelby County, Tennessee 38103, or at such other place as the Parties may mutually agree.

   1.3 Effective Time. The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time the Articles of Merger reflecting the Merger shall have been filed with both the Secretary of State of the State of North Carolina and the Secretary of State of the State of Tennessee (the "Effective Time").

   1.4 Charter. The Charter of NCBC in effect immediately prior to the Effective Time shall be the Charter of the Surviving Corporation until otherwise amended or repealed.

   1.5 Bylaws. The Bylaws of NCBC in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until otherwise amended or repealed.

   1.6 Name. The name of NCBC shall remain unchanged after the Effective Time, unless and until otherwise renamed.

   1.7 Directors and Officers. The directors and officers of NCBC in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected or appointed, shall serve as the directors and officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation, unless and until their successors shall have been elected or appointed and shall have qualified or until they shall have been removed in the manner provided herein.

   1.8 NCBC's Right to Revise the Structure of the Transaction. NCBC shall have the unilateral right to revise the structure of the Merger in order to achieve tax benefits or for any other reason which NCBC may deem advisable; provided, however, that NCBC shall not have the right, without the approval of the Board of Directors of PBI, to make any revision to the structure of the Merger which
(i) changes the amount, form or nature of the Consideration which the PBI Record Holders are to receive as determined in the manner provided in 2.1(b) of this Agreement; (ii) changes the intended tax-free effect of the Merger to NCBC, PBI to any PBI Record Holder or (iii) adversely impacts the rights or benefits of the officers, directors or employees of PBI. NCBC may exercise this right of revision by giving written notice to PBI in the manner provided in
Section 10.9 of this Agreement, which notice shall be in the form of an amendment to this Agreement and the Plan of Merger or in the form of an Amended and Restated Agreement and Amended and Restated Plan of Merger.

                                   ARTICLE 2
            MANNER OF CONVERTING SHARES AND OPTIONS; EXCHANGE RATIO

   2.1 Conversion; Cancellation and Exchange of Shares; Exchange Ratio. At the Effective Time, by virtue of the Merger and without any action on the part of NCBC, PBI, or the shareholders of any of the foregoing, the shares of the constituent corporations shall be converted as follows:

       (a) NCBC Capital Stock. Each share of NCBC Capital Stock, including any attached rights to purchase NCBC capital stock, issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

       (b) PBI Common Stock. Each share of PBI Common Stock issued and outstanding at the Effective Time shall cease to represent any interest (equity, shareholder or otherwise) in PBI and shall automatically be converted exclusively into, and constitute only the right of each PBI Record Holder to receive in exchange for such Holder's shares of PBI Common Stock the consideration to which the PBI Record Holder is entitled as provided in this
Section 2.1(b):

          (i) The Exchange Ratio Calculation. Subject to any adjustments which may be required by an event described in Subsection 2.1(b)(iii) below, at and as of the Effective Time:

           (A) Each share of the PBI Common Stock outstanding at and as of the Effective Time shall be converted into the right to receive that number of shares of NCBC Common Stock equal to:

             (I) The quotient of the Net Purchase Price (defined below) divided by the NCBC "Market Price Per Share" as defined hereinbelow,

                    divided by

             (II) The sum of the number of shares of PBI Common Stock outstanding at and as of the Effective Time and the number of shares of PBI Common Stock issuable pursuant to options to purchase PBI Common Stock to the extent that such options are outstanding at and as of the Effective Time.

   Notwithstanding the provisions of subsection (A) above, if the Market Price Per Share shall be less than $20.70, then each share of PBI Common Stock outstanding at and as of the Effective Time shall be converted into the right to receive .60499 shares of NCBC Common Stock, and if the Market Price Per Share shall exceed $25.30, then each share of PBI Common Stock outstanding at and as of the Effective Time shall be converted into the right to receive
 .49499 shares of NCBC Common Stock.

           (B) "Net Purchase Price" shall be $34,500,000.

              No share of PBI Common Stock shall be deemed to be outstanding or have any rights other than those set forth in this
    Section 2.1(b) after the Effective Time. No fractional shares of NCBC Common Stock shall be issued in the Merger and, if after aggregating all of the whole and fractional shares of NCBC Common Stock to which a PBI Record Holder shall be entitled based upon this Exchange Ratio Calculation, there should be a fractional share of NCBC Common Stock remaining, such fractional share shall be settled by a cash payment therefor pursuant to Article 3 of this Agreement, which cash settlement shall be based upon the Market Price Per Share (as defined below) of one (1) full share of NCBC Common Stock.

          (ii) Definition of "Market Price Per Share". The "Market Price Per Share" shall be the average of the closing price per share of NCBC Common Stock on the Nasdaq (as reported by The Wall Street Journal) on the five (5) trading day period ending two (2) trading days prior to the Effective Time, or such earlier date as may be required by the Securities and Exchange Commission.

          (iii) Effect of Stock Splits, Reverse Stock Splits, Stock Dividends and Similar Changes in the Capital of PBI. Should PBI effect any stock splits, reverse stock splits, stock dividends or similar changes in its respective capital accounts subsequent to the date of this Agreement but prior to the Effective Time, the Exchange Ratio may, in NCBC's sole discretion if such change in the capital accounts constitutes a breach of any of PBI's representations, warranties or covenants, be adjusted in such a manner as the Board of Directors of NCBC shall deem in good faith to be fair and reasonable in order to give effect to such changes. Notwithstanding the foregoing, nothing in this subparagraph (iii) shall be deemed to be a waiver of the inaccuracy of any representation or warranty or breach of any covenant by PBI set forth herein.

       (c) Shares Held by PBI or NCBC. Each of the shares of PBI Common Stock held by any PBI Company or by any NCBC Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be cancelled and retired at the Effective Time and no Consideration shall be issued in exchange therefor.

    2.2 Conversion of Stock Options.

       (a) At the Effective Time, all rights with respect to PBI Common Stock pursuant to stock options ("PBI Options") granted by PBI under the PBI Option Plans, which are outstanding at the Effective Time, whether or not exercisable, shall be converted into and become rights with respect to NCBC Common Stock, and NCBC shall assume each PBI Option, in accordance with the terms of the PBI Option Plan and stock option agreement by which it is evidenced. From and after the Effective Time,
(i) each PBI Option assumed by NCBC may be exercised solely for shares of NCBC Common Stock, (ii) the number of shares of NCBC Common Stock subject to such PBI Option shall be equal to the number of shares of PBI Common Stock subject to such PBI Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and (iii) the per share exercise price under each such PBI Option shall be adjusted by dividing the per share exercise price under each such PBI Option by the Exchange Ratio and rounding down to the nearest cent. PBI agrees to take all necessary steps to effectuate the foregoing provisions of this Section 2.2. Notwithstanding the foregoing, each stock option which is an "incentive stock option" under the PBI Option Plan shall be adjusted as required by Section 424 of the Internal Revenue Code of 1986, as amended (the "Code") and the regulations promulgated thereunder so as to continue as an incentive stock option under Section 424 of the Code and so as not to constitute a modification, extension or renewal of the option within the meaning of Section 424(h) of the Code.

    2.3 Restricted Stock. At the Effective Time, each share of PBI Common Stock held by the trustees under the Hillsborough Savings Bank, Inc., SSB Management Recognition Plan (the "MRP"), including unvested shares subject to Awards as defined in the MRP heretofore granted to participants under the MRP, shall be converted into and exchanged for NCBC Common Stock and cash in lieu of fractional shares pursuant to the provisions of Section 3.1 below, and such shares and cash shall thereafter be held to be delivered to the respective participants pursuant to the MRP. At the Effective Time, the MRP and each stock grant agreement pursuant to which Awards were granted shall remain in effect, except that from and after the Effective Time the MRP and each such stock grant agreement shall be amended as necessary to provide that: (i) NCBC shall be substituted for the Savings Bank Subsidiary; (ii) the NCBC Board of Directors or its Compensation Committee shall be substituted for the Committee of the Savings Bank Subsidiary Board of Directors with respect to administration of the MRP; (iii) unvested shares of NCBC Common Stock and cash determined in accordance with the provisions of Section 3.1 below shall be substituted for unvested shares of PBI Common Stock; (iv) no shares or other assets in addition to the shares of PBI Common Stock currently awarded under the MRP shall be purchased by or for the MRP; and (v) shares, cash or other interests in the MRP forfeited by participants shall be retained by the Trustees and shall be available for making additional Awards under the MRP.

    2.4 ESOP. The parties acknowledge that the Hillsborough Savings Bank, Inc. Employee Stock Ownership Plan will not be continued by NCBC and that, as a result, in accordance with the terms of such Plan, such Plan will terminate as a result of the Merger.

    2.5 Anti-Dilution Provisions. In the event NCBC changes the number of shares of NCBC Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

                                   ARTICLE 3
                               EXCHANGE OF SHARES

    3.1 Exchange Procedures. Promptly after the Effective Time, NCBC and PBI shall cause the Exchange Agent to mail to the PBI Record Holders appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of PBI Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). The Exchange Agent may establish reasonable and customary rules and procedures in connection with its duties. After the Effective Time, each PBI Record Holder of PBI Common Stock (other than shares to be cancelled pursuant to Section 2.1(c) of this Agreement) issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the Consideration provided in Section 2.1(b) of this Agreement, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to

Section 3.2 of this Agreement. To the extent required by Section 2.1(b) of this Agreement, each PBI Record Holder also shall receive, upon surrender of the certificate or certificates representing his or her shares of PBI Common Stock outstanding immediately prior to the Effective Time, cash in lieu of any fractional share of NCBC Common Stock to which such holder may be otherwise entitled (without interest). NCBC shall not be obligated to deliver the Consideration to which any PBI Record Holder is entitled as a result of the Merger until such PBI Record Holder surrenders such holder's certificate or certificates representing the shares of PBI Common Stock for exchange as provided in this Section 3.1. The certificate or certificates of PBI Common Stock so surrendered shall be duly endorsed as the Exchange Agent may reasonably require. Any other provision of this Agreement notwithstanding, neither NCBC nor the Exchange Agent shall be liable to a PBI Record Holder for any amounts paid or properly delivered in good faith to a public official pursuant to any applicable abandoned property Law. Adoption of this Agreement by the shareholders of PBI shall constitute ratification of the appointment of the Exchange Agent.

    3.2 Rights of Former PBI Record Holders. At the Effective Time, the stock transfer books of PBI shall be closed as to holders of PBI Common Stock outstanding immediately prior to the Effective Time, and no transfer of PBI Common Stock by any PBI Record Holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section
3.1 of this Agreement, each certificate theretofore representing shares of PBI Common Stock (other than shares to be cancelled pursuant to Section 2.1(c) of this Agreement) shall from and after the Effective Time represent for all purposes only the right to receive the Consideration provided in Section 2.1(b) of this Agreement, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by PBI in respect of such shares of PBI Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. Whenever a dividend or other distribution is declared by NCBC on the NCBC Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of NCBC Common Stock issuable pursuant to this Agreement, but beginning sixty (60) days after the Effective Time no dividend or other distribution payable to the holders of record of NCBC Common Stock as of any time subsequent to the Effective Time shall be delivered to a PBI Record Holder until such PBI Record Holder surrenders his or her certificate or certificates evidencing PBI Common Stock for exchange as provided in Section 3.1 of this Agreement. However, upon surrender of such PBI Common Stock certificate, both the NCBC Common Stock certificate and any undelivered dividends and cash payments payable hereunder (without interest) shall be delivered and paid with respect to each share represented by such certificate.

    3.3 Lost Certificates. Any PBI Record Holder whose certificate representing shares of PBI Common Stock has been lost, destroyed, stolen or otherwise is missing shall be entitled to receive a certificate representing the shares of NCBC Common Stock and cash in lieu of fractional shares to which he or she is entitled in accordance with and upon compliance with conditions reasonably imposed by the Exchange Agent (including, without limitation, a requirement that the shareholder provide a lost instruments indemnity bond in form, substance and amount reasonably satisfactory to the Exchange Agent).

                                   ARTICLE 4
                     REPRESENTATIONS AND WARRANTIES OF PBI

   Except as disclosed in the PBI Disclosure Letter, PBI hereby represents and warrants to NCBC as follows:

    4.1 Organization, Standing and Power. PBI is a corporation duly organized, validly existing, and in good standing under the laws of the State of North Carolina and has the corporate power and authority to carry on its business in all material respects as now conducted and to own, lease and operate its Assets. PBI is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PBI.

    4.2 Authority; No Breach of Agreement.

       (a) PBI has the corporate power and authority necessary to execute, deliver and, upon obtaining all necessary approvals from its stockholders and appropriate Regulatory Authorities, to perform its obligations under this Agreement and effect the Plan of Merger and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Plan of Merger, as appropriate, and the consummation of the transactions contemplated herein and therein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of PBI, subject to the approval of this Agreement and the Plan of Merger by the requisite vote of holders of the outstanding shares of PBI Common Stock, which is the only shareholder vote required for approval of this Agreement and the Plan of Merger and consummation of the Merger by PBI. Subject to the receipt of such requisite shareholder approval, this Agreement represents a legal, valid and binding obligation of PBI, enforceable against PBI in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium or similar laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief and other equitable remedies is subject to the discretion of the court before which any proceeding may be brought).

       (b) Neither the execution and delivery of this Agreement or the Plan of Merger, as appropriate, by PBI, nor the consummation by PBI of the transactions contemplated hereby or thereby, nor compliance by PBI with any of the provisions hereof or thereof will (i) conflict with or result in a breach of any provision of PBI's Articles of Incorporation or Bylaws, or (ii) except as disclosed in Section 4.2(b) of the PBI Disclosure Letter, constitute or result in a Default under, or require any Consent (other than shareholder approval) pursuant to, or result in the creation of any Lien on any material Asset of any PBI Company under, any Contract or Permit of any PBI Company except as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PBI, or (iii) subject to receipt of the requisite Consents referred to in Section 7.3 of this Agreement, violate any Law or Order applicable to any PBI Company or any of its assets except as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PBI.

       (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate Laws, the rules of the American Stock Exchange and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any PBI Employee Plans or under the HSR Act, and other than Consents, filings or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PBI, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by PBI of the Merger and the other transactions contemplated in this Agreement and the Plan of Merger.

       (d) No PBI Company is a party to, or subject to, or bound by, any agreement or judgment, order, letter of understanding, writ, prohibition, injunction or decree of any court or other governmental body of competent jurisdiction, or any law which would prevent the execution and delivery of this Agreement and the Plan of Merger by PBI, or the consummation of the transactions contemplated hereby and thereby, and no action or proceeding is pending against any PBI Company in which the validity of this Agreement, the transactions contemplated hereby or any action which has been taken by any of such Parties in connection herewith or in connection with the transaction contemplated hereby is at issue.

  4.3 Capital Stock.

       (a) The authorized capital stock of PBI consists of 20,000,000 shares of PBI Common Stock, no par value per share, of which 2,502,700 shares are issued and outstanding as of the date of this Agreement and 5,000,000 shares of PBI preferred stock, no par value, of which no shares are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of capital stock of PBI are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of capital stock of PBI have been issued in violation of any preemptive rights of the current or past shareholders of PBI.

       (b) Except as set forth in Section 4.3(a) of this Agreement or pursuant to the PBI Option Plans, there are no shares of capital stock or other equity securities of PBI outstanding and no outstanding Rights relating to the capital stock of PBI; provided, however, that 105,800 shares of PBI Common Stock have been issued, and are being held pursuant to restrictions set forth in, the Hillsborough Savings Bank, Inc., SSB Management Recognition Plan.

   4.4 PBI Subsidiaries. PBI has disclosed in Section 4.4 of the PBI Disclosure Letter all of the PBI Subsidiaries(identifying its jurisdiction of incorporation, each jurisdiction in which the character of its Assets or the nature or conduct of its business requires it to be qualified and/or licensed to transact business except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PBI, and the number of shares owned and percentage ownership interest represented by such share ownership). PBI or one of its wholly owned Subsidiaries owns all of the issued and outstanding shares of capital stock (or other equity interests) of each PBI Subsidiary. No capital stock (or other equity interest) of any PBI Subsidiary is or may become required to be issued (other than to another PBI Company) by reason of any Rights, and there are no Contracts by which any PBI Subsidiary is bound to issue (other than to another PBI Company) additional shares of its capital stock (or other equity interests) or Rights or by which any PBI Company is or may be bound to transfer any shares of the capital stock (or other equity interest) of any PBI Subsidiary (other than to another PBI Company). There are no Contracts relating to the rights of any PBI Company to vote or to dispose of any shares of the capital stock (or other equity interests) of any PBI Subsidiary. All of the shares of capital stock (or other equity interests) of each PBI Subsidiary held by a PBI Company are fully paid and nonassessable under the applicable corporation or similar Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the PBI Company free and clear of any Lien. Each PBI Subsidiary is either a bank or a corporation, and each such Subsidiary is duly organized, validly existing, and (as to corporations) in good standing under the laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease and operate its Assets and to carry on its business in all material respects as now conducted. Each PBI Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PBI. The only PBI Subsidiary that is a depository institution is Savings Bank Subsidiary. Savings Bank Subsidiary is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the Deposits in which are insured by the Savings Association Insurance Fund, to the extent provided by law. The minute book and other organizational documents and Records for each PBI Subsidiary have been made available to NCBC for its review, and are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceedings of the Board of Directors and shareholders thereof.

   4.5 PBI Financial Statements. PBI has delivered or made available to NCBC (or will deliver when available, with respect to periods ended after the date of this Agreement but prior to the Effective Time) true, correct and complete copies of:

       (a) Annual reports on Form 10-K, including any amendments thereto, for the years ended June 30, 1997, 1998 and 1999, and the quarterly report on Form 10-Q for the quarter ended September 30, 1999, all as filed with the SEC (the "PBI SEC Reports"). All financial statements contained in the PBI SEC Reports (the "PBI GAAP Financial Statements") were prepared in accordance with GAAP and fairly present the financial conditions, results of operations, changes in stockholders' equity and cash flows of PBI as of the dates of such financial statements and for the periods then ended (subject, in the case of quarterly reports, to normal recurring year-end adjustments, which were not and were not expected to be material).

       (b) All Call Reports and Federal Reserve FRY-6 Reports and FRY-9C Reports, including any amendments thereto, filed with any Regulatory Authorities by PBI and any PBI Subsidiary, respectively, for the years ended December 31, 1996, 1997, and 1998, and thereafter, together with any correspondence with any Regulatory Authorities concerning any of the aforesaid financial statements and Reports (the "PBI Regulatory Financial Statements"). Such PBI Regulatory Financial Statements (i) were (or will be) prepared from the

Records of PBI and/or each PBI Subsidiary; (ii) were (or will be) prepared in accordance with regulatory accounting principles consistently applied except where otherwise noted; (iii) present (or, when prepared, will present) in all material respects PBI's and each PBI Subsidiary's financial condition and the results of its operations, changes in stockholders' equity and cash flows at the relevant dates thereof and for the periods covered thereby; and (iv) contain or reflect (or, when prepared, will contain and reflect) all adjustments and accruals necessary for the accurate presentation (in all material respects) of PBI's and each PBI Subsidiary's financial condition and the results of PBI's and each PBI Subsidiary's operations and cash flows for the periods covered by such financial statements (subject to any exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring year-end adjustments that are not material).

   4.6 Absence of Undisclosed Liabilities. No PBI Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PBI, except Liabilities which are accrued or reserved against in the PBI GAAP Financial Statements as of September 30, 1999, or reflected in the notes or schedules, if any, thereto, and delivered with the PBI Disclosure Letter prior to the date of this Agreement and (ii) Liabilities incurred in the ordinary course of business since September 30, 1999. No PBI Company has incurred or paid any Liability since the Balance Sheet Date, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PBI or in connection with the transactions contemplated by this Agreement.

   4.7 Absence of Certain Changes or Events. Except as described in Section 4.7 of the PBI Disclosure Letter, since the Balance Sheet Date there has not been:

       (a) Any material transaction by any PBI Company which was not undertaken in the ordinary course of business consistent with past practice.

       (b) Any loss of a key employee or any damage, destruction or loss, whether or not covered by insurance, which has had or which may be reasonably expected to have a Material Adverse Effect on PBI.

       (c) Any acquisition or disposition by any PBI Company of any Asset having a fair market value, singularly or in the aggregate for each PBI Company, in an amount greater than Fifty Thousand Dollars ($50,000.00), except in the ordinary course of business consistent with past practice.

       (d) Any mortgage, pledge or subjection to Lien, of any kind or nature, any of the Assets of any PBI Company, except to secure extensions of credit in the ordinary course of business consistent with past practice.

       (e) Any amendment, modification or termination of any Contract relating to any PBI Company or to which any PBI Company is a party which amendment, modification or termination would or may be reasonably expected to have a Material Adverse Effect on PBI.

       (f) Any increase in, or commitment to increase, the compensation payable or to become payable to any officer, director, employee or agent of any PBI Company, or any bonus payment or similar arrangement made to or with any of such officers, directors, employees or agents, other than routine increases made in the ordinary course of business not exceeding the greater of ten percent (10%) per annum or Five Thousand Dollars ($5,000.00) for any of them individually.

       (g) Any incurring of, assumption of, or taking of, by any PBI Company, any Asset subject to any Liability, except for Liabilities incurred or assumed or Assets taken subsequent to the Balance Sheet Date in the ordinary course of business consistent with past practice.

       (h) Except as are applicable to state-chartered, FDIC insured savings banks and their Affiliates, generally, any material alteration in the manner of keeping the books, accounts or Records of any PBI Company, or in the accounting policies or practices therein reflected.

       (i) Any release or discharge (or partial release or discharge) of any obligation or Liability of any Person related to or arising out of any loan made by any PBI Company, except in the ordinary course of business and in conformity with past practice, which, individually or in the aggregate, would or may reasonably be expected to have a Material Adverse Effect on PBI.

  4.8 Tax Matters.

       (a) All Tax Returns required to be filed by or on behalf of any of the PBI Companies have been timely filed or requests for extensions have been timely filed, granted and have not expired for periods ended on or before June 30, 1999, and will be filed, or requests for an extension of time for filing will be filed, on or before the date of the most recent fiscal year end immediately preceding the Effective Time, and all Tax Returns filed are complete and accurate in all material respects. All Taxes shown on filed Tax Returns have been paid. There is no audit, examination, deficiency proceeding, or litigation with respect to any Taxes, except as reflected in the PBI GAAP Financial Statements or Section 4.8(a) of the PBI Disclosure Letter. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid. There are no Liens with respect to Taxes upon any of the Assets of the PBI Companies.

       (b) None of the PBI Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

       (c) Adequate provision for any Taxes due or to become due for any of the PBI Companies for the period or periods through and including the date of the respective PBI GAAP Financial Statements has been made and is reflected on such PBI GAAP Financial Statements.

       (d) Reserved.

       (e) Each of the PBI Companies is in compliance with, and its Records contain information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state and local tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the IRC, except for such instances of non-compliance and such omissions as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PBI.

       (f) There has not been an ownership change, as defined in the IRC
Section 382(g), of any of the PBI Companies that occurred during or after any Taxable Period in which the PBI Companies incurred a net operating loss that carries over to any Taxable Period ending after June 30, 1999.

       (g) Except as set forth in Section 4.8(g) of the PBI Disclosure Letter, none of the PBI Companies is a party to any tax allocation or sharing agreement and none of the PBI Companies has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was PBI) or has any Liability for taxes of any Person (other than PBI and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) as a transferee or successor or by contract or otherwise.

   4.9 Allowance for Possible Loan Losses. The allowance for possible loan or credit losses, including any allowances or reserves for losses on ORE and other collateral taken in satisfaction, or partial satisfaction of a debt previously contracted (the "Allowance") shown on the consolidated balance sheets of PBI included in the most recent PBI Regulatory Financial Statements dated prior to the date of this Agreement was, and the Allowance shown on the consolidated balance sheets of PBI included in the PBI Regulatory Financial Statements as of dates subsequent to the execution of this Agreement and as of the Closing Date will be, as of the dates thereof, in the reasonable opinion of management of PBI adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for all known and reasonably anticipated losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables and ORE reserves) of the PBI Companies and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by the PBI Companies as of the dates thereof, except where the failure of such Allowance to be adequate is not reasonably likely to have a Material Adverse Effect on PBI. Except as described in Section 4.9 of the PBI Disclosure Letter (by loan type, loan number, classification and outstanding balance), no PBI Company has any Loan or other extension of credit which has been (or should have been in management's reasonable opinion) classified as "Other Assets Especially Mentioned," "Substandard," "Doubtful" or "Loss," or similar classifications, that were not classified in any PBI Company's most recent report of examination. Section 4.9 of the PBI Disclosure Letter also lists all Loans or extensions of credit which are included on any PBI Company's "watch list." The net book value of any PBI Company's assets acquired through foreclosure in satisfaction of problem loans ("ORE") is carried on the balance sheet of the PBI Financial Statements at fair value at the time of acquisition less estimated selling costs which approximate the net realizable value of the ORE in accordance with the American Institute of Certified Public Accountants' Statement of Position 92-3.

   4.10 Assets. Except as reflected in the PBI GAAP Financial Statements or as set forth in Section 4.10 of the PBI Disclosure Letter, the PBI Companies have good and marketable title, free and clear of all Liens, to all of their respective Assets except to the extent that is not reasonably likely to have a Material Adverse Effect on PBI. All tangible Assets used in the businesses of the PBI Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with PBI's past practices except to the extent that is not reasonably likely to have a Material Adverse Effect on PBI. All Assets which are material to PBI's business on a consolidated basis, held under leases or subleases by any of the PBI Companies, are held under valid Contracts enforceable in all material respects in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief and other equitable remedies is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect. The PBI Companies currently maintain insurance similar in amounts, scope, and coverage that management believes to be adequate in all material respects. None of the PBI Companies has received notice from any insurance carrier that (i) such insurance would be cancelled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. Except as set forth in Section 4.10 of the PBI Disclosure Letter there are presently no claims pending under any such policies of insurance and no notices have been given by any PBI Company under such policies.

   4.11 Intellectual Property. All of the Intellectual Property rights of the PBI Companies are in full force and effect and constitute legal, valid and binding obligations of the respective parties thereto except to the extent that is not reasonably likely to have a Material Adverse Effect on PBI, and there have not been, and there currently are not, any defaults thereunder by any PBI Company except to the extent that is not reasonably likely to have a Material Adverse Effect on PBI. A PBI Company owns or is the valid licensee of all such Intellectual Property rights free and clear of all liens or claims of infringement except to the extent that is not reasonably likely to have a Material Adverse Effect on PBI. Except to the extent that is not reasonably likely to have a Material Adverse Effect on PBI, none of the PBI Companies or their respective predecessors, has misused the Intellectual Property rights of others and none of the Intellectual Property rights as used in the business conducted by any such PBI Company infringes upon or otherwise violates the rights of any Person, nor has any Person asserted a claim of such infringement. Except as disclosed in Section 4.11 of the PBI Disclosure Memorandum, no PBI Company is obligated to pay any royalties to any Person with respect to any such Intellectual Property. Each PBI Company owns or has the valid right to use all of the Intellectual Property rights material to PBI which it is presently using, or in connection with performance of any material Contract to which it is a party. No officer, director, or employee of any PBI Company is party to any Contract which requires such officer, director or employee to assign any interest in any Intellectual Property or keep confidential any trade secrets, proprietary data, customer information, or other business information except as disclosed in Section 4.11 of the PBI Disclosure Letter, which restricts or prohibits such officer, director or employee from engaging in activities competitive with any person, including any PBI Company.

  4.12 Environmental Matters. Except as set forth in Section 4.12 of the PBI Disclosure Letter:

       (a) To the Knowledge or PBI, each PBI Company, its Participation Facilities, and its Operating Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PBI.

       (b) To the Knowledge of PBI, there is no litigation pending or threatened before any court, governmental agency or authority or other forum in which any PBI Company or any of its Operating Properties or Participation Facilities (or PBI in respect of such Operating Property or Participation Facility) has been or, with respect to threatened litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any environmental law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site owned, leased, or operated by any PBI Company or any of its Operating Properties or Participation Facilities, except for such litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PBI.

       (c) To the Knowledge of PBI, during the period of (i) any PBI Company's ownership or operation of any of their respective current properties, (ii) any PBI Company's participation in the management of any Participation Facility, or
(iii) any PBI Company's holding of a security interest in an Operating Property, there have been no releases of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PBI. To the Knowledge of PBI, prior to the period of
(i) any PBI Company's ownership or operation of any of their respective current properties, (ii) any PBI Company's participation in the management of any Participation Facility, or (iii) any PBI Company's holding of a security interest in an Operating Property, there were no releases of Hazardous Material in, on, under, or affecting such property, Participation Facility or Operating Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PBI.

   4.13 Compliance with Laws. PBI is duly registered as a bank holding company under the BHC Act. Each PBI Company has in effect all Permits necessary for it to own, lease or operate its material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PBI, and, to the knowledge of PBI, there has occurred no Default under any such Permit other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PBI. Except as set forth in Section 4.13 of the PBI Disclosure Letter, none of the PBI
Companies:

       (a) Is, to the knowledge of PBI, in violation of any Laws, Orders or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PBI; and

       (b) Has received any notification or communication from any agency or department of federal, state or local government or any Regulatory Authority or the staff thereof (i) asserting that any PBI Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PBI, (ii) threatening to revoke any Permits the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PBI, or
(iii) requiring any PBI Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, or memorandum of understanding, or to adopt any board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management or the payment of dividends.

   4.14 Labor Relations. No PBI Company is the subject of any Litigation asserting that it or any other PBI Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or seeking to compel it or any other PBI Company to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving any PBI Company, pending or threatened, or to the Knowledge of PBI, is there any activity involving any PBI Company's employees seeking to certify a collective bargaining unit or engaging in any other organization activity, in any case which might, individually or in the aggregate, have a Material Adverse Effect on PBI.

   4.15 Employee Benefit Plans.

       (a) PBI has disclosed in Section 4.15(a) of the PBI Disclosure Letter, and has delivered or made available to NCBC prior to the date of this Agreement copies in each case of, all pension, retirement, profit sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus or other incentive plan, all other written employee programs, arrangement or agreements, all medical, vision, dental or other health plans, all life insurance plans and all other employee benefit plans or fringe benefit plans, including "employee benefit plans" as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any PBI Company or ERISA Affiliate (defined below) thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively the "PBI Benefit Plans"). Any of the PBI Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "PBI ERISA Plan." Each PBI ERISA Plan which is also a "defined benefit plan" (as defined in IRC Section 414(j)) is referred to herein as a "PBI Pension Plan." No PBI Pension Plan is or has been a multi-employer plan within the meaning of Section 3(37) of ERISA.

       (b) Except as set forth in Section 4.15(b) of the PBI Disclosure Letter, all PBI Benefit Plans are in compliance with the applicable terms of ERISA, the IRC and any other applicable laws the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PBI. Each PBI ERISA Plan which is intended to be qualified under IRC
Section 401(a) has received a favorable determination letter from the Internal Revenue Service, and PBI is not aware of any circumstances likely to result in revocation of any such favorable determination letter. Except as set forth in
Section 4.15(b) of the PBI Disclosure Letter, no PBI Company has engaged in a transaction with respect to any PBI Benefit Plan that, assuming the taxable period of such plan expired as of the date hereof, would subject any PBI Company to a tax imposed by either IRC Section 4975 or Section 502(i) of ERISA in amounts which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PBI.

       (c) Except as disclosed in Section 4.15(e) of the PBI Disclosure Letter, no PBI Company has any liability for retiree health and life benefits under any of the PBI Benefit Plans to former employees and there are no restrictions on the rights of such PBI Company to amend or terminate any such retiree health or benefit plan without incurring liability thereunder which is reasonably likely to have a Material Adverse Effect on PBI.

       (d) Except as disclosed in Section 4.15(f) of the PBI Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any PBI Company from any PBI Company under any PBI Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any PBI Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

       (e) The present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement or employment agreement) of employees and former employees of any PBI Company and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of IRC Section 412 or Section 302 of ERISA, have been fully reflected on the PBI GAAP Financial Statements to the extent required by and in accordance with GAAP.

   4.16 Material Contracts. Except as disclosed in Section 4.16 of the PBI Disclosure Letter, none of the PBI Companies, nor any of their respective assets, businesses or operations, is a party to, or is bound or affected by, or receives benefits under (i) any employment, severance, termination, consulting or retirement contract providing for aggregate payments to any Person in any calendar year in excess of $10,000 or total aggregate payments of $50,000 to all Persons receiving benefits (ii) any contract relating to the borrowing of money by any PBI Company or the guarantee by any PBI Company of any such obligation (other than contracts evidencing deposit liabilities, purchases of federal funds, fully secured repurchase agreements and Federal Home Loan Bank advances of depository institution subsidiaries, trade payables, and contracts relating to borrowings or guarantees made in the ordinary course of business),
(iii) any contracts which prohibit or restrict any PBI Company from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other person, (iv) any exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract, or any other interest rate or foreign currency protection contract (not disclosed in the PBI GAAP Financial Statements delivered prior to the date of this Agreement) which is a financial derivative contract (including various combinations thereof), and (v) any other material contract or amendment thereto that would be required to be filed as an exhibit to a PBI SEC Report (whether or not PBI is subject to the filing requirements of the SEC) filed (or which would have been filed if PBI were subject to the SEC reporting requirements) by PBI with the SEC prior to the date of this Agreement (together with all contracts referred to in Sections 4.10 and 4.15(a) of this Agreement (the "PBI Contracts")). With respect to each PBI Contract: (i) no PBI Company is in Default thereunder, and (ii) no other party to any such contract is, to the Knowledge of PBI, in Default in any respect or has repudiated or waived any material provision thereunder, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PBI. Except as set forth in Section 4.16 of the PBI Disclosure Letter, all of the indebtedness of any PBI Company for money borrowed is prepayable at any time by such PBI Company without penalty or premium.

   4.17 Legal Proceedings. There is no Litigation pending, or, to the Knowledge of PBI, threatened against any PBI Company, or against any Asset, interest, or right of any of them that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PBI, nor are there any orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any PBI Company, that are reasonably likely to have, individually or in the aggregate, a material Adverse Effect on PBI. Section
4.17 of the PBI Disclosure Letter includes a report of all material litigation as of the date of this Agreement to which any PBI Company is a party and which names a PBI Company as a defendant or cross-defendant.

   4.18 Reports. Since January 1, 1996, each PBI Company has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, if applicable, including Forms 10-K, Forms 10-Q, Forms 8-K and proxy statements, (ii) all other Regulatory Authorities, and (iii) any applicable state securities or banking authorities (except failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on PBI). As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable laws. As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

   4.19 Statements True and Correct. No statement, certificate, instrument or other writing furnished or to be furnished by any PBI Company to NCBC pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains, or will contain, any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any PBI Company or any Affiliate thereof for inclusion in the Registration Statement to be filed by NCBC with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any PBI Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to PBI's shareholders in connection with the shareholders' meeting, and any other documents to be filed by a PBI Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated thereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of PBI, contain any untrue statement of material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the shareholders' meeting, contain any untrue statement of material fact, or omit to state any material fact necessary to make the statement therein, in light of the circumstances under which they were made, not misleading. All documents that any PBI Company or any Affiliate thereof is responsible for filing with any regulatory authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

   4.20 Accounting, Tax and Regulatory Matters. To the Knowledge of PBI, no PBI Company or any Affiliate thereof has taken any action or is affected by any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the IRC, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 8.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such section. PBI has made stock repurchases as described in Section 4.20 of the PBI Disclosure Letter, which, depending upon facts related to NCBC, could affect qualification of the transactions contemplated hereby for pooling-of-interests accounting treatment.

   4.21 State Takeover Laws. Except for provisions in the Articles of Incorporation of PBI and the Savings Bank Subsidiary, no PBI Company has taken any action designed or intended to require the transactions contemplated by this Agreement and the Plan of Merger to comply with any applicable "moratorium," "fair price," "business combination," "control share," or other anti-takeover laws (collectively "Takeover Laws"), including Articles 9 and 9A of the North Carolina Business Corporation Act.

   4.22 Articles of Incorporation Provisions. Each PBI Company has taken all action so that the entering into of this Agreement and the Plan of Merger and the consummation of the Merger and the other transactions contemplated by this Agreement and the Plan of Merger do not and will not result in the grant of any rights to any Person under the Articles, Bylaws or other governing instruments of any PBI Company (other than their rights under this Agreement and the Plan of Merger and voting, dissenters' appraisal or other similar rights) or restrict or impair the ability of NCBC or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any PBI Company that may be directly or indirectly acquired or controlled by it.

   4.23 Charter Documents. PBI has previously provided, or made available to, NCBC true and correct copies of the Articles of Incorporation and Bylaws of PBI and the Articles of Incorporation and Bylaws of each PBI Company, as amended to date, and each are in full force and effect.

   4.24 Year 2000 Matters. The computer software operated by PBI which is material to the conduct of its business is capable of providing or is being adapted to provide uninterrupted millennium functionality to record, store, process and present calendar dates falling on or after January 1, 2000, in substantially the same manner and with the same functionality as such software records, stores, processes and presents such calendar dates falling on or before December 31, 1999, except as would not have a Material Adverse Effect on PBI. PBI has not received and does not expect to receive a "Year 2000 Deficiency Notification Letter" (as such term is employed in the Federal Reserve's Supervision and Regulation Letter No. SR 98-3(SUP), dated March 4,
1998). PBI has disclosed or made available to NCBC a complete and accurate copy of PBI's plan for addressing the issues set forth in the statements of the Federal Financial Institutions Examination Council, dated May 5, 1997, entitled "Year 2000 Project Management Awareness," and December 1997, entitled "Safety and Soundness Guidelines Concerning the Year 2000 Business Risk," as such issues affect PBI. The costs of the adaptions and compliance referred to in this Section 4.24 are not expected to have a Material Adverse Effect on PBI.

                                   ARTICLE 5
                    REPRESENTATIONS AND WARRANTIES OF NCBC

   Except as disclosed in the NCBC Disclosure Letter, NCBC hereby represents and warrants to PBI that:

   5.1 Organization, Standing and Power. NCBC is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its material assets. NCBC is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCBC.

   5.2 Authority; No Breach by Agreement.

      (a) NCBC has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the Plan of Merger and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of NCBC. This Agreement represents a legal, valid and binding obligation of NCBC, enforceable against NCBC in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

      (b) Neither the execution and delivery of this Agreement by NCBC, nor the consummation by NCBC of the transactions contemplated hereby, nor compliance by NCBC with any of the provisions hereof will (i) conflict with or result in a breach of any provision of any NCBC Company's Charter (or similar governing instrument) or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any assets of any NCBC Company under any Contract or Permit of any NCBC Company, or (iii) subject to receipt of the requisite approvals referred to in Section 8.1(b) of this Agreement, violate any Law or Order applicable to any NCBC Company or any of their respective Material Assets.

      (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate law and the rules of the NASDAQ, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCBC, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by NCBC of the Merger and the other transactions contemplated in this Agreement and the Plan of Merger.

      (d) No NCBC Company is a party to, or subject to, or bound by, any agreement or judgment, order, letter of understanding, writ, prohibition, injunction or decree of any court or other governmental body of competent jurisdiction, or any law which would prevent the execution and delivery of this Agreement and the Plan of Merger by NCBC, or the consummation of the transactions contemplated hereby and thereby, and no action or proceeding is pending against any NCBC Company in which the validity of this Agreement, the transactions contemplated hereby or any action which has been taken by any of such Parties in connection herewith or in connection with the transaction contemplated hereby is at issue.

   5.3 Capital Stock. The currently authorized capital stock of NCBC consists of (i) 175,000,000 shares of NCBC Common Stock, of which 108,346,501 shares are issued and outstanding as of November 30, 1999, and (ii) 5,000,000 shares of NCBC Preferred Stock, of which no shares are issued and outstanding. All of the issued and outstanding shares of NCBC Capital Stock are, and all of the shares of NCBC Common Stock to be issued in exchange for shares of PBI Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the TBCA and the NCBC Charter. NCBC has reserved for issuance a sufficient number of shares of NCBC Common Stock for the purpose of issuing shares of NCBC Common Stock in accordance with the provisions of
Section 2.1(b) and 2.2 of this Agreement.

   5.4 SEC Filings; Financial Statements.

       (a) NCBC has filed and made available to PBI all SEC documents required to be filed by NCBC since December 31, 1997 (the "NCBC SEC Reports"). The NCBC SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such NCBC SEC Reports or necessary in order to make the statements in such NCBC SEC Reports, in light of the circumstances under which they were made, not misleading. Except for NCBC Subsidiaries that are registered as brokers, dealers or investment advisors, no NCBC Subsidiary is required to file any SEC Documents.

       (b) Each of the NCBC Financial Statements (including, in each case, any related notes) contained in the NCBC SEC Reports, including any NCBC SEC Reports filed after the date of this Agreement until the Effective Time, complied or will comply as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of NCBC and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

       (c) Nothing has come to the attention of NCBC which would require a material change to its most recently filed SEC Documents since the date of such filing.

   5.5 Absence of Undisclosed Liabilities. No NCBC Company has any liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCBC, except liabilities which are accrued or reserved against in the consolidated balance sheets of NCBC as of September 30, 1999, included in the NCBC Financial Statements reflected in the notes thereto. No NCBC Company has incurred or paid any Liability since the Balance Sheet Date, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCBC or in connection with the transactions contemplated by this Agreement.

   5.6 Absence of Certain Changes or Events. Since December 31, 1998, except as disclosed in the NCBC Financial Statements delivered prior to the date of this Agreement or contemplated by pending federal legislation applicable to financial institutions generally, (i) there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCBC, and (ii) the NCBC Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of NCBC provided in Article 6 of this Agreement or would have a Material Adverse Effect on NCBC.

   5.7 Compliance with Laws. NCBC is duly registered as a bank holding company under the BHC Act and as a savings and loan holding company under the HOLA. Each NCBC Company has in effect all Permits necessary for it to own, lease or operate its material assets and to carry on its business as now conducted, and there has occurred no default under any such permit. No NCBC Company:

       (a) Is in violation of any Laws, Orders or Permits applicable to its business or employees conducting its business; and

       (b) Has received any notification or communication from any agency or department of federal, state or local government or any Regulatory Authority or the staff thereof (i) asserting that any NCBC Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, (ii) threatening to revoke any Permits, or (iii) requiring any NCBC Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum or understanding, or to adopt any board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

   5.8 Legal Proceedings. There is no Litigation instituted or pending, or, to the Knowledge of NCBC, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any NCBC Company, or against any Asset, interest or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCBC; nor are there any orders of any regulatory authorities, other governmental authorities, or arbitrators against any NCBC Company.

   5.9 Reports. Since January 1, 1996, NCBC has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K and proxy statements, (ii) other Regulatory Authorities, and (iii) any applicable state securities or banking authorities (except, in the case of state securities authorities, failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCBC). As of their respective dates, each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with all applicable Laws. As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

   5.10 Statements True and Correct. No statement, certificate, instrument or other writing furnished or to be furnished by any NCBC Company or any Affiliate thereof to PBI pursuant to this Agreement or any other document, agreement or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any NCBC Company or any Affiliate thereof for inclusion in the Registration Statement to be filed by NCBC with the SEC, will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any NCBC Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to PBI Shareholders in connection with the shareholders' meetings, and any other documents to be filed by any NCBC Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of PBI, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the shareholders' meeting, contain any untrue statement of material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that any NCBC Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law.

   5.11 Accounting, Tax and Regulatory Matters. No NCBC Company or any Affiliate thereof has taken any action or has any knowledge of any fact or circumstance relating to NCBC that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting treatment or as a reorganization within the meaning of IRC Section 368(a), or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 8.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

   5.12 Tax Matters.

       (a) All Tax Returns required to be filed by or on behalf of any of the NCBC Companies have been timely filed or requests for extensions have been timely filed, granted and have not expired for periods ended on or before December 31, 1998, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, and all Tax Returns filed are complete and accurate in all material respects. All Taxes shown on filed Tax Returns have been paid. There is no audit, examination, deficiency proceeding, or litigation with respect to any Taxes, except as reflected in the NCBC Financial Statements or Section 5.12(a) of the NCBC Disclosure Letter. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid. There are no Liens with respect to Taxes upon any of the Assets of the NCBC Companies.

       (b) None of the NCBC Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

       (c) Adequate provision for any Taxes due or to become due for any of the NCBC Companies for the period or periods through and including the date of the respective NCBC Financial Statements has been made and is reflected on such NCBC Financial Statements.

       (d) Reserved.

       (e) Each of the NCBC Companies is in compliance with, and its Records contain information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state and local tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the IRC, except for such instances of non-compliance and such omissions as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCBC.

       (f) There has not been an ownership change, as defined in the IRC
Section 382(g), of any of the NCBC Companies that occurred during or after any Taxable Period in which the Companies incurred a net operating loss that carries over to any Taxable Period ending after December 31, 1998.

       (g) Except as set forth in Section 5.12(g) of the NCBC Disclosure Letter, none of the NCBC Companies is a party to any tax allocation or sharing agreement and none of the NCBC Companies has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was NCBC) or has any Liability for taxes of any Person (other than NCBC and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) as a transferee or successor or by contract or otherwise.

   5.13 Environmental Matters. Except as set forth in Section 5.13 of the NCBC Disclosure Letter:

       (a) Each NCBC Company, its Participation Facilities, and its Operating Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCBC.

       (b) To the Knowledge of NCBC, there is no litigation pending or threatened before any court, governmental agency or authority or other forum in which any NCBC Company or any of its Operating Properties or Participation Facilities (or NCBC in respect of such Operating Property or Participation Facility) has been or, with respect to threatened litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any environmental law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site owned, leased, or operated by any NCBC Company or any of its Operating Properties or Participation Facilities, except for such litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCBC.

       (c) To the Knowledge of NCBC, during the period of (i) any NCBC Company's ownership or operation of any of their respective current properties,
(ii) any NCBC Company's participation in the management of any Participation Facility, or (iii) any NCBC Company's holding of a security interest in an Operating Property, there have been no releases of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCBC. To the Knowledge of NCBC, prior to the period of (i) any NCBC Company's ownership or operation of any of their respective current properties, (ii) any NCBC Company's participation in the management of any Participation Facility, or (iii) any NCBC Company's holding of a security interest in an Operating Property, there were no releases of Hazardous Material in, on, under, or affecting such property, Participation Facility or Operating Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on NCBC.

   5.14 Charter Documents. NCBC has previously provided, or made available to, PBI true and correct copies of the Charter and Bylaws of NCBC, as amended to date, and each are in full force and effect.

   5.15 Year 2000 Matters. The computer software operated by NCBC which is material to the conduct of its business is capable of providing or is being adapted to provide uninterrupted millennium functionality to record, store, process and present calendar dates falling on or after January 1, 2000, in substantially the same manner and with the same functionality as such software records, stores, processes and presents such calendar dates falling on or before December 31, 1999, except as would not have a Material Adverse Effect on NCBC. NCBC has not received and does not expect to receive a "Year 2000 Deficiency Notification Letter" (as such term is employed in the Federal Reserve's Supervision and Regulation Letter No. SR 98-3(SUP), dated March 4,
1998). The costs of the adaptions and compliance referred to in this Section
5.14 are not expected to have a Material Adverse Effect on NCBC.

                                   ARTICLE 6
                    CONDUCT OF BUSINESS PENDING CONSUMMATION

   6.1 Affirmative Covenants of PBI. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of NCBC shall have been obtained, and except as otherwise expressly contemplated herein, PBI shall, and shall cause each of its Subsidiaries to: (i) operate its business only in the usual, regular and ordinary course, (ii) preserve intact its business organization and assets and maintain its rights and franchises, (iii) take no action which would (a) materially adversely affect the ability of any party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentence of
Section 8.1(b) of this Agreement or prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting treatment or as a reorganization within the meaning of
Section 368(a) of the IRC or (b) adversely affect in any material respect the ability of any Party to perform its covenants and agreements under this Agreement, and (iv) provide NCBC with PBI financial statements at the end of each month by the fifteenth (15th) day following the close of said month.

   6.2 Negative Covenants of PBI. Except as specifically permitted by this Agreement, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, PBI covenants and agrees that it will not do or agree to commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the chief executive officer, president, chief financial officer or executive vice president of NCBC, which consent shall not be unreasonably withheld:

       (a) Amend the Articles, Bylaws or other governing instruments of any PBI Company; or

       (b) Incur any additional debt obligation or other obligation for borrowed money (other than indebtedness of a PBI Company to another PBI Company) in excess of an aggregate of $50,000 (for the PBI Companies on a consolidated basis) except in the ordinary course of the business of PBI Subsidiaries consistent with past practices (which shall include, for PBI Subsidiaries that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition on any Asset of any PBI Company of any lien or permit any such lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business, advances from the Federal Home Loan Bank, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the PBI Disclosure Letter); or

       (c) Repurchase, redeem or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans or under the PBI Option Plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any PBI Company, or declare or pay any dividend (other than regular quarterly dividends paid consistent with past practice, and, provided the payment thereof would not prevent the Merger from being accounted for as a "pooling-of-interests," such other quarterly dividend as is required to prevent the PBI Record Holders from foregoing a dividend from both PBI and NCBC during any calendar quarter) or make any other distribution in respect of PBI capital stock; or

       (d) Except pursuant to this Agreement or under the PBI Options Plans, issue, sell, pledge, encumber, authorize the issuance of, enter into any contract to issue, sell, pledge, encumber, or authorize the issuance of or otherwise permit to become outstanding, any additional shares of PBI Common Stock or any other capital stock of any PBI Company, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock or any stock equivalent type rights; or

       (e) Except under the PBI Option Plans, adjust, split, combine or reclassify any capital stock of any PBI Company or issue or authorize the issuance of any other securities in respect of or in substitution for shares of PBI Common Stock, or sell, lease, mortgage or otherwise dispose of or otherwise encumber any shares of capital stock of any PBI Subsidiary (unless any such shares of stock are sold or otherwise transferred to another PBI Company) or any Asset having a book value in excess of $25,000, other than in the ordinary course of business for reasonable and adequate consideration and tangible Assets which are obsolete or no longer useful in the business of any PBI Company; or

       (f) Except for purchases of U.S. Treasury securities, U.S. government agency securities, which in either case have maturities of three (3) years or less, or securities of the same nature as those held for investment by any PBI Company as of September 30, 1999 purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, asset transfers, or purchase of any assets, in any Person other than a wholly owned PBI Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, (ii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity, or (iii) the creation of new wholly owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement; or

       (g) Grant any increase in compensation or benefits to the employees or officers of any PBI Company, except in accordance with past practice disclosed in Section 6.2(g) of the PBI Disclosure Letter or as required by law; pay any severance or termination pay or any bonus (other than Christmas bonuses payable in December 1999 in the ordinary course of business consistent with past practice) other than pursuant to written policies or written contracts in effect on the date of this Agreement and disclosed in Section 6.2(g) of the PBI Disclosure Letter; and enter into or amend any severance agreements with officers of any PBI Company; grant any material increase in fees or other increases in compensation or other benefits to directors of any PBI Company except in accordance with past practice disclosed in Section 6.2(g) of the PBI Disclosure Letter; or voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits (other than the acceleration of vesting which occurs under a benefit plan under the terms of such plan upon a change of control of PBI or otherwise pursuant to the provisions of such benefit plan); or

       (h) Except as otherwise provided for herein, enter into or amend any employment contract between any PBI Company and any Person (unless such amendment is required by law) that the PBI Company does not have the unconditional right to terminate without liability (other than liability for services already rendered) at any time on or after the Effective Time; or

       (i) Except for the contemplated termination of the Hillsborough Savings Bank, Inc., SSB Employee Stock Ownership Plan in accordance with the terms of such plan and except for termination of the 401(k) Plan maintained by the Savings Bank Subsidiary for the benefit of its employees, adopt any new employee benefit plan of any PBI Company or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans of any PBI Company other than any such change that is required by law or that, in the opinion of counsel is necessary or advisable to maintain the tax-qualified status of any such plan, or make any distributions from such employee benefit plans, except as required by law, the terms of such plans or consistent with past practice; or

       (j) Make any significant change in any tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in tax laws or regulatory accounting requirements or GAAP; or

       (k) Commence any litigation other than in the ordinary course of business or in accordance with past practice, settle any litigation involving any liability of any PBI Company for material money damages in excess of $50,000 or restrictions upon the operations of any PBI Company; or

       (l) Except in the ordinary course of business, enter into, modify, amend or terminate any material contract (excluding any loan contract) or waive, release, compromise or assign any material rights or claims.

   6.3 Covenants of NCBC. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, NCBC covenants and agrees that it shall (i) continue to conduct its business and the business of its Subsidiaries in a manner designed in its reasonable judgment to enhance the long-term value of the NCBC Common Stock and the business prospects of the NCBC Companies, and (ii) take no action which would (a) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentence of Section 8.1(b) of this Agreement or prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting treatment or as a reorganization within the meaning of IRC Section 368(a), or (b) materially adversely affect the ability of any Party to perform its covenants and agreements under this agreement, provided, that the foregoing shall not prevent any NCBC Company from acquiring any other assets or businesses or from discontinuing or disposing of any of its assets or business if such action is, in the judgment of NCBC, desirable in the conduct of the business of NCBC and its Subsidiaries and would not, in the judgment of NCBC, likely delay the Effective Time to a date subsequent to the date set forth in Section 9.1(e) of this Agreement. Notwithstanding the foregoing or any other provision in this Agreement to the contrary, nothing herein shall be deemed to restrict NCBC from exercising its option pursuant to the Stock Option Agreement at any time such option shall be exercisable.

   6.4 Adverse Changes in Condition. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of its representations, warranties or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

   6.5 Reports. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with any Regulatory Authority pursuant to the Securities Laws, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows for the periods then ended in accordance with GAAP or regulatory accounting (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed with any Regulatory Authorities pursuant to the Securities Laws will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with laws applicable to such reports.

                                   ARTICLE 7
                             ADDITIONAL AGREEMENTS

   7.1 Registration Statement; Proxy Statement; Shareholder Approvals. NCBC shall file the Registration Statement with the SEC, and shall use its reasonable effort to cause the Registration Statement to become effective under the 1933 Act and take any action required to be taken under the applicable state Blue Sky or Securities Laws in connection with the issuance of the shares of NCBC Common Stock upon consummation of the Merger. PBI shall furnish all information concerning it and the holders of its capital stock as NCBC may reasonably request in connection with such action. PBI shall call a shareholders' meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon approval of this Agreement and the Plan of Merger and such other related matters as its deems appropriate. In connection with the shareholders' meeting, (i) NCBC and PBI shall prepare a Proxy Statement (which shall be included in the Registration Statement with the SEC) and mail such Proxy Statement to the shareholders of PBI, (ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Proxy Statement, (iii) the Board of Directors of PBI shall recommend to their shareholders the approval of the matters submitted for approval, and (iv) the Board of Directors and officers of PBI shall use their reasonable efforts to obtain such shareholders' approvals; provided, however, that any such action by the Board of Directors of PBI shall be subject to the exercise of its good faith judgment as to its fiduciary duties to its shareholders imposed by law.

   7.2 Exchange Listing. NCBC shall use its reasonable efforts to list, prior to the Effective Time, on the Nasdaq, subject to official notice of issuance, the shares of NCBC Common Stock to be issued to the holders of PBI Common Stock or PBI Stock Options pursuant to the Merger, and NCBC shall pay all costs, give all notices, make all filings, with the Nasdaq and take all other actions required in connection with the transactions contemplated herein.

   7.3 Applications. NCBC shall prepare and file, and PBI shall cooperate in the preparation and, where applicable, filing of applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement. The Parties shall deliver to each other copies of all filings, correspondence and orders to and from, all Regulatory Authorities in connection with the transactions contemplated hereby as soon as practicable upon their becoming available.

   7.4 NCBC Filings with State Offices. Upon the terms and subject to the conditions of this Agreement, NCBC and PBI shall execute and file the Articles of Merger with the Secretary of State of the State of North Carolina and the Secretary of State of the State of Tennessee in connection with the Closing.

   7.5 Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in
Article 8 of this Agreement; provided, however, that nothing herein shall preclude either Party from exercising its rights under this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement; provided, however, that nothing in this Section 7.5 shall be construed to obligate NCBC to take any action to meet any condition required for it to obtain any Consent if such condition would be unreasonable or constitute a significant impediment upon NCBC's ability to carry on its business or acquisition programs or to require NCBC to increase its capital ratios to amounts in excess of the Federal Reserve's minimum capital ratio guidelines which may from time to time be in effect.

   7.6 Investigation and Confidentiality.

       (a) Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the representations and warranties of the other Party.

       (b) Each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party or its advisors or agents concerning its and its Subsidiaries' businesses, operations and financial positions (including any information learned or obtained during any due diligence activities) and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party. This agreement shall remain in effect and survive termination of this Agreement.

       (c) PBI shall use its reasonable efforts to exercise its rights under confidentiality agreements entered into with persons which are considering an Acquisition Proposal with PBI to preserve the confidentiality of the information relating to PBI provided to such persons and their Affiliates and representatives.

       (d) Each Party shall give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents either a material breach of any representation, warranty, covenant or agreement of the other Party or which has had or is reasonably likely to have a Material Adverse Effect on the other Party.

   7.7 Acquisition Proposals. PBI shall not, nor shall it authorize or knowingly permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it to, initiate, solicit, encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes any Acquisition Proposal (as defined below), or enter into or maintain or continue discussions or negotiate with any person in furtherance of an Acquisition Proposal, or agree to or endorse any Acquisition Proposal, and PBI shall (unless it believes such notification could violate the PBI Board of Directors' fiduciary duties) notify NCBC as promptly as practicable, in reasonable detail, as to any inquiries and proposals which it or any of its representatives or agents may receive; provided, however, that, notwithstanding anything to the contrary contained in this Agreement, (i) PBI may furnish or cause to be furnished confidential and non-public information concerning PBI and its businesses, properties or assets to a third party, (ii) PBI may engage in discussions or negotiations with a third party, (iii) following receipt of an Acquisition Proposal, PBI may take and disclose to its shareholders information about the proposal, including, without limitation, its position with respect to such Acquisition Proposal, and/or (iv) following receipt of an Acquisition Proposal, the PBI Board of Directors may withdraw or modify its recommendation of the Merger or terminate this Agreement, but in each event only if and to the extent that the PBI Board of Directors shall determine in good faith based on the written advice of counsel that such action is required for the Board of Directors to fulfill its fiduciary duties to the PBI shareholders. As used herein, the term "Acquisition Proposal" means: (x) any acquisition or purchase of a significant amount of the assets PBI, or more than 20% of the equity interest in PBI or any take-over bid or tender offer (including an issuer bid or self tender offer) or exchange offer, consolidation, plan or arrangement, reorganization, consolidation, business combination, sale of substantially all of the assets, sale of securities, recapitalization, liquidation, dissolution or similar transaction involving PBI (other than the transactions contemplated by this Agreement) or
(y) any proposal, plan or intention to do any of the foregoing either publicly announced or communicated to PBI or any agreement to engage in any of the foregoing. The execution of this covenant and the Stock Option Agreement by PBI constitutes a significant part of the material inducement for NCBC to enter into this Agreement.

   7.8 (RESERVED)

   7.9 Tax Treatment. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify as a "reorganization" within the meaning of IRC
Section 368(a) for federal income tax purposes.

   7.10 State Takeover Laws. Each PBI Company shall take any reasonable steps necessary to exempt the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of any applicable, Takeover Law.

   7.11 Articles of Incorporation Provisions. Each PBI Company shall take all necessary action to ensure that the entering into of this Agreement and the Plan of Merger and the consummation of the Merger and the other transactions contemplated hereby and thereby do not and will not result in the grant of any rights to any Person under the Charter, Bylaws, or other governing instruments of any PBI Company (other than their rights pursuant to this Agreement and the Plan of Merger and voting and other similar rights) or restrict or impair the ability of NCBC or any of its Subsidiaries to vote, or to exercise the rights of a shareholder with respect to, shares of any PBI Company that may be directly or indirectly acquired or controlled by it.

   7.12 Agreement of Affiliates. PBI has disclosed in Section 7.12 of the PBI Disclosure Letter all persons whom it reasonably believes is an "affiliate" of PBI for purposes of Rule 145 under the 1933 Act. PBI shall use its reasonable efforts to cause each such Person to deliver to NCBC not later than thirty (30) days prior to the Effective Time, a written agreement, substantially in the form annexed as Exhibit 3 to this Agreement. NCBC shall be entitled to place restrictive legends upon certificates for shares of NCBC Common Stock issued to affiliates of PBI pursuant to this Agreement and to enforce the provisions of this Section 7.12 and of each such affiliate agreement.

   7.13 Employee Benefits and Contracts. Following the Effective Time, NCBC shall provide to officers and employees of the PBI Companies employee benefits under employee benefit and welfare plans, on terms and conditions which when taken as a whole are substantially similar to those currently provided by the NCBC Companies to their similarly situated officers and employees. For purposes of determining eligibility to participate in and vesting under such employee benefit and welfare plans, all such officers and employees shall be given full credit for all prior service as officers or employees of the PBI Companies, and no such officer or employee shall be subject to any waiting period or pre-existing condition limitation pursuant to any NCBC health insurance plan. NCBC shall offer employment contracts in the form annexed as Exhibit 4 hereto to Ted R. Laws and Danny C. Lloyd, and shall offer employment contracts in the form annexed as Exhibit 5 to Ken R. Sturdivant, Keith A. Epstein, Rolanne D. Myers, Arthur F. Krueger, Jr., Barbara J. Roberts, Robert B.Ward and Cindy K. Jordan. Any employee of PBI or its Subsidiaries who remains employed through the Effective Date but whose employment is terminated by NCBC or any of its Subsidiaries within 90 days after the Effective Date shall, in addition to any benefits to which such employee may be entitled under the existing Severance Plan of the Savings Bank Subsidiary, be paid a retention bonus equal to four (4) weeks salary. Any employee of PBI or any of its Subsidiaries who remains employed through the Effective Date and who remains employed by PBI, any of its Subsidiaries or any of their successors for at least ninety (90) days after the Effective Date shall be paid a retention bonus equal to two (2) weeks salary at the time of his or her next salary payment after the expiration of such 90 day period.

   7.14 Advisory Board; Emeritus Directors. For a period of two (2) years from and after the Effective Time, NCBC shall cause the Savings Bank Subsidiary to maintain an advisory board of directors consisting of nine (9) persons, each of whom shall be entitled to attend all regular quarterly meetings of the Board of Directors of the Savings Bank Subsidiary, but shall nave no right to vote as a director. Each advisory director shall be paid a retainer of $1,000 every six months and a director fee of $500 for each regular meeting attended in person. In addition to the foregoing, existing PBI emeritus directors shall be appointed to serve on such advisory board for an annual fee of $3,111. In consideration of the foregoing and the provisions of Section 7.18, PBI shall use its reasonable best efforts to cause each director of PBI and the Savings Bank Subsidiary to execute and deliver a Non-Competition Agreement in the form annexed as Exhibit 6 to this Agreement.

   7.15 D&O Coverage. At the Effective Time, NCBC will provide, at its election, errors and omissions insurance coverage for PBI's directors and officers either (i) by purchasing continuation coverage under PBI's current policy for a period not less than six (6) years after the Effective Time, or
(ii) obtain coverage under NCBC's current policy to provide coverage for PBI's directors and officers on a prior acts basis for a period not less than six (6) years prior to the Effective Time.

   7.16 Indemnification.

       (a) With respect to all claims brought during the period of six (6) years after the Effective Time, NCBC shall indemnify, defend and hold harmless present and former directors, officers, employees and agents of PBI and PBI Companies (the "PBI Entities") (each an "Indemnification Party") against all Liabilities arising out of actions or omissions arising out of the Indemnified Party's service or services as directors, officers, employees or agents of a PBI Entity, or at the request of a PBI Entity, of another corporation, partnership, joint venture, trust or other enterprise occurring at or prior to the Effective Time (including transactions contemplated by this Agreement) to the fullest extent permitted under North Carolina Law and the Articles of Incorporation and Bylaws of PBI as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation and whether or not any PBI Entity or NCBC is insured against any such matter. Without limiting the foregoing, in any case in which approval by the Surviving Corporation is required to effectuate any indemnification, the Surviving Corporation shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between NCBC and the Indemnified Party.

       (b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 7.16, upon learning of any such Liability or Litigation, shall promptly notify NCBC thereof. In the event of any such Litigation (whether arising before or after the Effective Time), (i) the Surviving Corporation shall have the right to assume the defense thereof and the Surviving Corporation shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties shall advise that there are substantive issues which raise conflicts of interest between the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and the Surviving Corporation shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (ii) the

Indemnified Parties will cooperate in the defense of any such Litigation, and
(iii) the Surviving Corporation shall not be liable for any settlement effected without its prior written consent; and provided further that the Surviving Corporation shall not have any obligation thereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

   The indemnification provided herein shall be in addition to any indemnification rights on indemnitee may have by law, pursuant to the Articles of Incorporation or by laws of PBI or any of its subsidiaries or pursuant to the terms of any employee benefit plan for which the indemnitee serves as a fiduciary.

   7.17 PBI Severance Plan. NCBC agrees that the Merger shall constitute a "Change in Control" for purposes of the existing Hillsborough Savings Bank, Inc., SSB Severance Plan. The benefits provided by such Plan shall survive the Closing and no subsequent amendment or termination of such Plan by NCBC or its Subsidiaries shall affect the rights of employees with respect to the receipt of benefits under such Plan.

   7.18 Director's Deferred Compensation Plan. For a period of two (2) years after the Effective Time, NCBC shall cause the Savings Bank Subsidiary to maintain the current Director's Deferred Compensation Plan and to permit continued deferral of directors' retainers and fees by advisory and emeritus directors. After the end of such period, no additional contributions shall be made to such plan, and accrued balances (plus any earnings thereon) shall be paid in accordance with the terms of such plan.

                                   ARTICLE 8
               CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

   8.1 Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 10.6 of this Agreement:

       (a) Shareholder Approvals. The shareholders of PBI shall have approved this Agreement and the Plan of Merger and the consummation of the transactions contemplated hereby and thereby, including the Merger, as and to the extent required by law or by the provisions of any governing instruments.

       (b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner, which in the reasonable judgment of the Board of Directors of either party would so materially adversely impact the financial or economic benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, either party would not, in its reasonable judgment, have entered into this Agreement.

       (c) Consents. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 8.1(b) of this Agreement) or for the preventing of any default under any contract or permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party.

       (d) Legal Proceedings. No court or government or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement and the Plan of Merger.

       (e) Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approval under state securities laws or the 1933 Act, or 1934 Act relating to the issuance or trading of the shares of NCBC Common Stock pursuant to the Merger shall have been received.

       (f) Exchange Listing. The shares of NCBC Common Stock issuable pursuant to the Merger (including any shares issued to satisfy options existing under the PBI Option Plans) shall have been approved for listing on the Nasdaq, subject to official notice of issuance.

       (g) Tax Opinion. NCBC and PBI shall have received an opinion of Bass, Berry & Sims PLC, counsel to NCBC, dated the Closing Date, to the effect that
(a) the Merger constitutes a reorganization under Section 368(a) of the IRC, and (b) no gain or loss will be recognized by shareholders of PBI who receive shares of NCBC Common Stock in exchange for their shares of PBI Common Stock, except that gain or loss may be recognized as to cash received in lieu of fractional share interests; in rendering their opinion, such counsel may require and rely upon representations and agreements, including those contained in certificates of officers of PBI, NCBC and others.

       (h) Pooling of Interests. NCBC shall have received a negative assurance letter from KPMG LLP, PBI's independent certified public accountant's dated the Closing Date, to the effect that such firm is aware of no matters relating to PBI that would prevent PBI from entering into a transaction similar to the proposed transaction that would qualify for pooling-of-interests accounting treatment based upon the attributes of PBI only.

   8.2 Conditions to Obligations of NCBC. The obligations of NCBC to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by NCBC pursuant to Section 10.6(a) of this
Agreement:

       (a) Representations and Warranties. For purposes of this Section 8.2(a), the accuracy of the representations and warranties of PBI set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of PBI set forth in Section 4.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties of PBI set forth in Sections 4.20, 4.21 and 4.22 of this Agreement shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of PBI set forth in this Agreement (including the representations and warranties set forth in Sections 4.3, 4.20, 4.21 and 4.22) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on PBI.

       (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of PBI to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

       (c) Certificates. PBI shall have delivered to NCBC (i) a certificate, dated as of the Effective Time and signed on its behalf by its president and the chief financial officer of the Savings Bank Subsidiary, to the effect that the conditions of its obligations set forth in Sections 8.2(a) and 8.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by PBI's Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement and the Plan of Merger, and the consummation of the transactions contemplated hereby and thereby, all in such reasonable detail as NCBC and its counsel shall reasonably request.

       (d) Affiliates Agreements. NCBC shall have received from each affiliate of PBI the affiliates letter referred to in Section 7.12 of this Agreement, to the extent necessary to assure in the reasonable judgment of NCBC that the transactions contemplated hereby will qualify for pooling-of-interests accounting treatment.

       (e) Legal Opinion. PBI shall have delivered to NCBC an opinion of Brooks, Pierce, McLendon, Humphrey Leonard, L.L.P., counsel to PBI, dated as of the Closing Date, addressed to and in form and substance satisfactory to NCBC, to the effect that:

          (i) PBI is a bank holding company duly organized and validly existing and in good standing under the laws of the State of North Carolina with corporate power and authority to conduct its business of which such counsel has actual knowledge without any independent investigation and to own and use its Assets of which such counsel has actual knowledge without any independent investigation.

          (ii) PBI Subsidiary Bank is a financial institution duly organized and validly existing, and in good standing under the laws of the State of North Carolina with corporate power and authority to conduct its business of which such counsel has actual knowledge without any independent investigation and own and use its Assets of which such counsel has actual knowledge without any independent investigation.

          (iii) The execution and delivery by PBI of the Agreement do not, and if PBI were now to perform its obligations under the Agreement such performance would not, violate or contravene any provision of the Articles of Incorporation or Bylaws of PBI or, to such counsel's actual Knowledge but without any independent investigation, result in any breach of, or default or acceleration under any mortgage, agreement, lease, indenture, or other instrument, order, judgment or decree to which PBI is a party or by which it is bound.

          (iv) The Agreement has been duly and validly executed and delivered by PBI, and assuming the Agreement is a binding obligation of NCBC, constitutes a valid and binding agreement of PBI enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and subject to the application of equitable principles and judicial discretion. Such counsel shall be entitled to rely upon certificates of officers of PBI and upon certificates of public officials as to all factual matters relevant to such opinion, which certificate shall be in form and substance reasonably satisfactory to such counsel. In addition, such opinion shall contain such assumptions, qualifications and limitations as are customary for transactions such as those contemplated by this Agreement.

       (g) Non-Compete Agreements. Each director of PBI and Savings Bank Subsidiary shall have entered into Non-Competition Agreements with NCBC substantially in the form attached hereto as Exhibit 6.

       (h) Employment Agreement. D. Tyson Clayton shall have entered into an Employment and Non-Competition Agreement with NCBC in the form attached hereto as Exhibit 7.

       (i) Material Adverse Change. There shall not have occurred an event that would be reasonably likely to have a Material Adverse Effect on PBI.

   8.3 Conditions to Obligations of PBI. The obligations of PBI to perform this Agreement and the Plan of Merger and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by PBI pursuant to Section 10.6(b) of this Agreement.

       (a) Representations and Warranties. For purposes of this Section 8.3(a), the accuracy of the representations and warranties of NCBC set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of NCBC set forth in Section 5.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties of NCBC set forth in Section 5.11 of this Agreement shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of NCBC set forth in this Agreement (including the representations and warranties set forth in Sections 5.3 and 5.11) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on NCBC.

       (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of NCBC to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

       (c) Certificates. NCBC shall have delivered to PBI (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in Sections 8.3(a) and 8.3(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by NCBC's Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as PBI and its counsel shall reasonably request.

      (d) Legal Opinion. NCBC shall have delivered to PBI an opinion of Bass, Berry & Sims PLC, counsel to NCBC, dated as of the Closing Date, addressed to and in form and substance satisfactory to PBI, to the effect that:

          (i) NCBC is a Tennessee corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee with corporate power and authority to conduct its business of which such counsel has actual knowledge without any independent investigation and to own and use its Assets of which such counsel has actual knowledge without any independent investigation;

          (ii) This Agreement and the Plan of Merger have been duly and validly authorized, executed and delivered on behalf of NCBC by duly authorized officers or representatives thereof, and (assuming this Agreement is a binding obligation of PBI) constitutes a valid and binding obligation of NCBC enforceable in accordance with its terms, subject as to enforceability to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and subject to the application of equitable principles and judicial discretion;

          (iii) The execution, delivery and performance of this Agreement and the Plan of Merger, as appropriate, and the consummation of the transactions contemplated herein and therein, including the Merger, have been duly and validly authorized by all necessary corporate and shareholder action in respect thereof on the part of NCBC. Such counsel shall be entitled to rely upon certificates of officers of NCBC and upon certificates of public officials as to all factual matters relevant to such opinion, which certificate shall be in form and substance reasonably satisfactory to such counsel. In addition, such opinion shall contain such assumptions, qualifications and limitations as are customary for transactions such as those contemplated by this Agreement.

          (iv) The execution and delivery by NCBC of the Agreement do not, and if NCBC were now to perform its obligations under the Agreement such performance would not, violate or contravene any provision of the Charter or Bylaws of NCBC or, to such counsel's actual knowledge but without any independent investigation, result in any breach of, or default or acceleration under any mortgage, agreement, lease, indenture, or other instrument, order, judgment or decree to which NCBC is a party or by which it is bound.

      (e) Fairness Opinion. PBI shall have received from Trident Securities, its independent financial adviser, a "fairness opinion" dated as of the date of this Agreement and a "bring down fairness opinion" as of the date of the mailing of proxy materials relative to the Shareholders' Meeting to the effect that, in the opinion of such adviser, the consideration to be received by the PBI Record Holders pursuant to the terms and conditions of this Agreement is fair to the shareholders of PBI from a financial point of view, and such fairness opinion shall not have been withdrawn prior to the Closing Date.

      (f) Material Adverse Change. There shall not have occurred an event that would be reasonably likely to have a Material Adverse Effect on NCBC.

                                   ARTICLE 9
                                  TERMINATION

   9.1 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of NCBC or PBI, this Agreement and the Plan of Merger may be terminated and the Merger abandoned at any time prior to the Effective Time:

      (a) By mutual consent of the Board of Directors of NCBC and the Board of Directors of PBI; or

      (b) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
Section 8.2(a) of this Agreement in the case of PBI and Section 8.3(a) in the case of NCBC or in material breach of any covenant or other agreement contained in this Agreement) in the event of an inaccuracy of any representation or warranty of the other Party contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to breaching Party of such inaccuracy and which inaccuracy would provide the terminating Party the ability to terminate the Merger under the applicable standard set forth in Section 8.2(a) of this Agreement in the case of PBI and Section 8.3(a) of this Agreement in the case of NCBC; or

       (c) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 8.2(a) of this Agreement in the case of PBI and Section 8.3(a) in the case of NCBC or in material breach of any covenant or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach; or

       (d) By the Board of Directors of either Party in the event (i) any consent of any Regulatory Authority required for consummation of the Merger shall have been denied by final nonappealable action of such Regulatory Authority or if any such action taken by such Regulatory Authority is not appealed within the time limit for appeal or (ii) the shareholders of PBI fail to vote their approval of this Agreement and the transactions contemplated hereby as required by the North Carolina Code and PBI's Charter and Bylaws; or

       (e) By the Board of Directors of either Party in the event that the Merger shall not have been consummated by September 30, 2000, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any willful breach of this Agreement by the Party electing to terminate pursuant to this Section 9.1(e) and further, if NCBC shall have filed all applications necessary to obtain the necessary Consents of banking Regulatory Authorities within sixty (60) days of the date hereof, and if the Closing shall not have occurred because of a delay caused by a bank Regulatory Authority in its review of the application before it, or by the SEC in its review of the Registration Statement to be filed by NCBC, then PBI shall, upon NCBC's written request, extend the September 30, 2000, date for a reasonable time, in no event less than thirty (30) days nor more than sixty (60) days, in order for NCBC to obtain all Consents of bank Regulatory Authorities required and/or all Consents of the SEC and any other securities Regulatory Authorities, and for the expiration of any stipulated waiting periods; or

       (f) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 8.2(a) of this Agreement in the case of PBI and Section 8.3(a) in the case of NCBC or in material breach of any covenant or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 9.1(e) of this Agreement as the same may be extended pursuant to Section 9.1(e).

   9.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 9.1 of this Agreement, this Agreement and the Plan of Merger shall become void and have no effect, except that (i) the provisions of this Section 9.1 and Article 10 and Section 7.6(b) of this Agreement shall survive any such termination and abandonment; (ii) a termination pursuant to Sections 9.1(b), 9.1(c) or 9.1(f) of this Agreement shall not relieve the breaching Party from liability for an uncured willful breach of a representation, warranty, covenant or agreement giving rise to such termination; and (iii) Section 7.8 of this Agreement shall be governed by its own terms.

   9.3 Non-Survival of Representations and Covenants. The respective representations, warranties, obligations, covenants and agreements of the Parties shall not survive the Effective Time except this Section 9.3 and Articles 1, 2, 3 and 10 and Sections 7.1, 7.6, 7.12, 7.13, 7.14, 7.15, 7.16,
7.17 and 7.18 of this Agreement.

                                   ARTICLE 10
                               GENERAL PROVISIONS

   10.1 Definitions Definitions.

       (a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

   "Acquisition Proposal" shall have the meaning given to that term in Section 7.7.

   "Affiliate" of a Party means any Person, partnership, corporation, association, limited liability company, business trust, or other legal entity directly or indirectly controlling, controlled by or under common Control, with that Party.

   "Agreement" shall mean this Agreement, the Plan of Merger and the Exhibits delivered pursuant hereto and incorporated herein by reference.

   "Allowances" shall mean the allowances for loan, lease and other credit losses, including losses in connection with ORE, of any Person.

   "Articles of Merger" shall mean the Articles of Merger to be executed by NCBC and PBI and filed with the Secretary of State of the State of North Carolina pursuant to Section 55-11-05 of the North Carolina Code and with the Secretary of State of the State of Tennessee pursuant to Section 48-21-107 of the TBCA, relating to the merger of PBI with and into NCBC as contemplated by this Agreement and the Plan of Merger.

   "Assets" of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

   "Balance Sheet Date" shall mean September 30, 1999.

   "BHC Act" shall mean the Bank Holding Company Act of 1956, as amended.

   "Business Day" shall mean any Monday, Tuesday, Wednesday, Thursday or Friday that is not a federal or state holiday generally recognized or observed by banks in the State of Tennessee or North Carolina.

   "Closing" shall mean the consummation of the Merger.

   "Closing Date" shall mean the date on which the Closing occurs.

   "Consent" shall mean any consent, approval, authorization, clearance, exemption, waiver, or affirmation by any Person pursuant to any Contract, Law, Order or Permit.

   "Consideration" shall mean the shares of NCBC Common Stock and the cash settlement of any remaining fractional share of NCBC Common Stock deliverable to the PBI Record Holders pursuant to Section 2.1(b) of this Agreement.

   "Contract" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets, or business.

   "Control" shall have the meaning assigned to such term in Section 2(a)(2) of the Bank Holding Company Act of 1956, as amended.

   "Default" shall mean (i) any breach or violation of or default under any Contract, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order, or Permit, or (iii) any occurrence or any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of or renegotiate, or to accelerate, increase or impose any Liability under, any Contract, Order or Permit.

   "Deposits" shall mean all deposits (including, but not limited to, certificates of deposit, savings accounts, NOW accounts and checking accounts) of the Savings Bank Subsidiary and other deposit-taking Affiliates.

   "Effective Date" shall mean that date on which the Effective Time of the Merger shall have occurred.

   "Effective Time" shall mean the date and time that the Articles of Merger shall become effective with the Secretaries of State of the States of North Carolina and Tennessee.

   "Environmental Laws" shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata) and which are administered, interpreted or enforced by the United States Environmental Protection Agency and any state and local agencies with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 USC (S)9601, et seq. ("CERCLA"), the Resource Conservation and Recovery Act, as amended, 42 USC (S)6901, et seq. ("RCRA"), and other Laws relating to emissions, discharges, releases or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of any Hazardous Material.

   "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

   "Exchange Agent" shall mean Bank of New York.

   "Exchange Ratio" shall mean the number of shares of NCBC Common Stock, and fractions thereof, to be exchanged for each share of PBI Common Stock pursuant to Section 2.1(b) of this Agreement, subject to such adjustments as may be provided in this Agreement and the Plan of Merger.

   "Exhibits" 1 through 3, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto or thereto.

   "FDIC" shall mean the Federal Deposit Insurance Corporation.

   "Federal Reserve" shall mean the Board of Governors of the Federal Reserve System and shall include the Federal Reserve Bank of St. Louis or the Federal Reserve Bank of Richmond when acting under delegated authority.

   "GAAP" shall mean generally accepted accounting principles as in effect from time to time, consistently applied.

   "Hazardous Material" shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities and any polychlorinated biphenyls).

   "HSR Act" shall mean Section 7A of the Clayton Act, as added by Title III of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

   "Intellectual Property" shall mean copyrights, patents, trademarks, service marks, service names, trade names, applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions and other intellectual property rights.

   "IRC" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

   "Knowledge" as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean those facts that are actually (as opposed to constructively) known by the Chairman, Chief Executive Officer, President, Chief Administrative Officer, Chief Financial Officer, Chief Accounting Officer, Chief Credit Officer or General Counsel of such Person, or such other officer of such Person, regardless of title, charged with or responsible for the oversight of a particular area, department or function to which the subject matter relates.

   "Law" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule or statute applicable to a Person or its Assets, Liabilities or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

   "Liability" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

   "Lien" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention, or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, and (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business.

   "Litigation" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice (written or oral) by any Person alleging potential Liability, but shall not include regular, periodic routine examinations of depository institutions and their Affiliates by Regulatory Authorities.

   "Material Adverse Effect" on a Party shall mean an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, business or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement.

   "Merger" shall mean the merger of PBI with and into NCBC, as described in
Section 1.1 of this Agreement.

   "Nasdaq" shall mean the Nasdaq Stock Market's National Market, or its successor, upon which shares of NCBC Common Stock are listed for trading.

   "NCBC" shall mean National Commerce Bancorporation, a corporation chartered and existing under the laws of the State of Tennessee which is registered both as a bank holding company and as a savings and loan holding company and whose principal offices are located at One Commerce Square, Memphis, Shelby County, Tennessee 38150.

   "NCBC Capital Stock" shall mean, collectively, the NCBC Common Stock, the NCBC Preferred Stock and any other class or series of capital stock of NCBC.

   "NCBC Common Stock" shall mean the $2.00 par value common stock of NCBC.

   "NCBC Companies" shall mean, collectively, NCBC and all NCBC Subsidiaries.

   "NCBC Disclosure Letter" shall mean a letter signed by an Executive Vice President and the Chief Financial Officer of NCBC delivered prior to the date of this Agreement to PBI describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made.

   "NCBC Financial Statements" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of NCBC as of September 30, 1999, and as of December 31. 1998, and December 30, 1997, and December 31, 1996, and the related statements of earnings, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for the nine
(9) months ended September 30, 1999, and for each of the three years ended December 31, 1998, 1997, and 1996, as filed by NCBC in SEC Documents, (ii) the consolidated balance sheet of NCBC (including related notes and schedules, if any) and related statements of earnings, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to September 30, 1999.

   "NCBC Preferred Stock" shall mean the no par value preferred stock of NCBC authorized but none of which is currently outstanding.

   "NCBC SEC Reports" has the meaning set forth in Section 5.4(a).

   "NCBC Subsidiaries" shall mean the Subsidiaries of NCBC.

   "1933 Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

   "1934 Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

   "North Carolina Code" shall mean the North Carolina General Statutes, as amended.

   "Operating Property" shall mean any property owned by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

   "Order" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

   "ORE" shall mean real estate and other property acquired through foreclosure, deed in lieu of foreclosure, or similar procedures.

   "PBI Common Stock" shall mean the common stock of Piedmont Bancorp, Inc., no par value per share.

   "PBI Company(ies)" shall mean PBI and all of its Subsidiaries, whether direct or indirect.

   "PBI Disclosure Letter" shall mean a letter signed by the Chief Executive Officer and Chief Financial Officer of PBI delivered prior to the date of this Agreement to NCBC describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made.

   "PBI Employee Plans" shall mean any pension plans, profit sharing plans, deferred compensation plans, stock option plans, cafeteria plans, and any other such or related benefit plans or arrangements offered or funded by PBI or any PBI Subsidiary, to or for the benefit of the officers, directors, employees, independent contractors or consultants of PBI or any PBI Subsidiary.

   "PBI Option Plans" means those options to acquire PBI Common Stock under the Piedmont Bancorp, Inc. Stock Option Plan.

   "PBI Record Holders" means those Persons who shall be the holders of record of any of the issued and outstanding shares of PBI Common Stock immediately prior to the Effective Time.

   "Participation Facility" shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

   "Party" shall mean NCBC, on the one hand, or PBI on the other hand, and "Parties" shall mean, NCBC and PBI.

   "Pension Plan" shall mean any employee pension benefit plan as such term is defined in Section 3(2) of ERISA which is maintained by the referenced Party.

   "Permit" shall mean any federal, state, local and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.

   "Person" shall mean a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

   "Plan of Merger" shall mean the plan of merger providing for the Merger, in substantially the form of Exhibit 1.

   "Proxy Statement" shall mean the proxy statement to be used by PBI to solicit proxies with a view to securing the approval of the PBI shareholders of this Agreement and the Plan of Merger.

   "Records" means all available records, minutes of meetings of the Board of Directors, committees and shareholders of a Party; original instruments and other documentation, pertaining to a Party or any of its Subsidiaries or assets (including plans and specifications relating to any realty), Liabilities, Deposits, Contracts, capital stock, and loans; and all other business and financial records which are necessary or customary for use in the conduct of such Person or any of such Person's Subsidiary businesses on or after the Effective Time as it was conducted prior to the Effective Time.

   "Registration Statement" shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by NCBC under the 1933 Act with respect to the resale of the shares of NCBC Common Stock to be issued to the shareholders of PBI in connection with the transactions contemplated by this Agreement.

   "Regulatory Authorities" shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Federal Reserve, the Office of Thrift Supervision (including its predecessor, the Federal Home Loan Bank Board), the Office of the Comptroller of the Currency, the FDIC, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, Nasdaq, the National Association of Securities Dealers and the SEC, or any respective successor thereto.

   "Representative" shall mean any investment banker, financial advisor, attorney, accountant, consultant, or other representative of a Person.

   "Rights" shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for shares of the capital stock of a Person, or which derive their value in whole or in part from shares of the capital stock of a Person, including stock appreciation rights and phantom stock, or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.

   "Savings Bank Subsidiary" shall mean Hillsborough Savings Bank, Inc., SSB.

   "SEC" shall mean the United States Securities and Exchange Commission, or any successor thereto.

   "SEC Documents" shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

   "Securities Laws" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of the SEC promulgated thereunder, as well as any similar state securities laws and any similar rules and regulations promulgated by the applicable federal or state bank Regulatory Authorities.

   "Shareholders' Meeting" shall mean the Special Meeting of the shareholders of PBI to be held pursuant to Section 7.1 of this Agreement, including any adjournment or adjournments thereof.

   "Subsidiaries" shall mean all of those Persons of which the entity in question owns or controls 5% or more of the outstanding voting equity securities or equity interest, either directly or through an unbroken chain of entities as to each of which 5% or more of the outstanding equity securities or equity interest is owned directly or indirectly by its parent; provided, however, that there shall not be included any Person acquired through foreclosure or in satisfaction of a debt previously contracted in good faith, any such entity that owns or operates an automatic teller machine interchange network, or any such Person the equity securities or equity interest of which are owned or controlled in a fiduciary capacity or through a small business development corporation.

   "Surviving Corporation" shall mean NCBC, as the corporation resulting from and surviving the consummation of the Merger as set forth in Section 1.1 of this Agreement.

   "Tax" or "Taxes" shall mean any federal, state, county, local or foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise, occupancy and other taxes, assessments, charges, fares or impositions, including interest, penalties, and additions imposed thereon or with respect thereto.

   "TBCA" shall mean the Tennessee Business Corporation Act, as amended.

       (b)Any singular term in this Agreement shall be deemed to include the plural and any plural term the singular. Whenever the words "include," "includes," or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

   10.2 Expenses.

       (a)Except as otherwise provided in this Section 10.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the costs contemplated hereunder, including, filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that each of the Parties shall bear and pay the filing fees payable in connection with the Registration Statement and the Proxy Statement and printing and mailing costs incurred in connection with the printing and mailing of the Registration Statement and the Proxy Statement based on the relative Asset sizes of the Parties at September 30, 1999.

       (b)Nothing contained in this Section 10.2 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the non-breaching Party.

   10.3 Brokers and Finders. Other than the engagement of Trident Securities by PBI and Baxter, Fentress & Company by NCBC, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investments bankers fees, brokerage fees, commissions, or finders fees in connection with this Agreement or the ones contemplated hereby. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by PBI or NCBC, each of PBI and NCBC, as the case may be agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

   10.4 Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the other documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

   10.5 Amendments. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties, whether before or after shareholder approval of this Agreement and the Plan of Merger has been obtained; provided, that after any such approval by the holders of PBI Common stock, there shall be made no amendment that modifies in any material respect the Consideration to be received by the PBI Record Holders. Notwithstanding the foregoing or any other provision contained in this Agreement, in the event NCBC shall exercise its rights pursuant to Section 1.8 of this Agreement, PBI shall execute any amendment reasonably presented in accordance with such section.

   10.6 Publicity. The Parties shall mutually agree upon a press release to be released no later than the next business day following execution of this Agreement announcing that the Agreement has been executed. The press release shall be in form and substance mutually agreed upon by the Parties; provided, however, that such press release shall contain all information that either Party shall be advised by counsel is necessary to satisfy such Party's obligations under applicable laws, including, without limitation, the federal securities laws and the rules of The Nasdaq Stock Market. The Parties shall consult with each other regarding the form and substance of all subsequent press releases related to the transactions contemplated by the Agreement; provided, however, that notwithstanding the foregoing, neither Party shall be prohibited from making any disclosure of information that such Party shall be advised by counsel is necessary to satisfy such Party's obligations under applicable law, including, without limitation, the federal securities laws and the rules of The Nasdaq Stock Market.

   10.7 Waivers.

       (a) Prior to or at the Effective Time, NCBC, acting through its Board of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by PBI, to waive or extend the time for the compliance or fulfillment by PBI of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of NCBC under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of NCBC.

       (b) Prior to or at the Effective Time, PBI, acting through its Board of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by NCBC, to waive or extend the time for the compliance or fulfillment by NCBC of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of PBI under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of PBI.

       (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

   10.8 Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party; provided, however, NCBC may assign all of their rights hereunder to any other wholly owned Subsidiary whether now existing or hereafter acquired or organized. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

   10.9 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage prepaid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

   If to NCBC:          National Commerce Bancorporation
                        One Commerce Square
                        Memphis, TN 38150
                        Attention: Charles A. Neale
                        Vice President and General Counsel
                        Fax: (901) 523-3303
                        Telephone: (901) 523-3372

   With a copy to:      Bass, Berry & Sims PLC
                        100 Peabody Place, Suite 950
                        Memphis, TN 38103
                        Attention: John A. Good, Esq.
                        Fax: (901)543-5999
                        Telephone: (901) 543-5901

   If to PBI:           Piedmont Bancorp, Inc.
                        260 So. Churton Street
                        Hillsborough, NC 27278-2507
                        Attention: D. Tyson Clayton
                        President and Chief Executive Officer
                        Fax: (919) 732-2146
                        Telephone: (919) 732-2143

   With a copy to:      Brooks, Pierce, McLendon, Humphrey &
                        Leonard, L.L.P.
                        2000 Renaissance Plaza
                        230 North Elm Street
                        P. O. Box 26000 (27420)
                        Greensboro, North Carolina 27401
                        Attention: Edward C. Winslow, III, Esq.
                        Fax: (336) 378-1001
                        Telephone: (336) 373-8850

   10.10 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Tennessee, without regard to any applicable conflicts of Laws.

   10.11 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same document.

   10.12 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

   10.13 Interpretation. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all Parties hereto.

   10.14 Enforcement of Agreement. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

   10.15 Attorneys' Fees. If any Party hereto shall bring any action at law or in equity to enforce its rights under this Agreement (including an action based upon a misrepresentation or the breach of any warranty, covenant, agreement or obligation contained herein), the prevailing Party in such action shall be entitled to recover from the other Party its reasonable costs and expenses necessarily incurred in connection with such action (including fees, disbursements and expenses of attorneys and costs of investigation).

   10.16 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability, without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

   10.17 Remedies Cumulative. All remedies provided in this Agreement, by Law or otherwise, shall be cumulative and not alternative.

   IN WITNESS WHEREOF, each of the Parties hereto has duly executed and delivered this Agreement or has caused this Agreement to be executed and delivered in its name and on behalf by its representatives thereunto duly authorized, all as of the date first written above.

                                        PIEDMONT BANCORP, INC.

                                                  /s/ D. Tyson Clayton
                                        By: ____________________________________
                                               President and Chief Executive
                                                          Officer

ATTEST:

       /s/ Peggy S. Walker
 ________________________________
            Secretary

(Corporate Seal)

                                        NATIONAL COMMERCE BANCORPORATION
                                                /s/ William R. Reed, Jr.
                                        By: ____________________________________
                                                William R. Reed, Jr., Vice
                                                         Chairman


ATTEST:

      /s/ David T. Popwell
 ________________________________
   David T. Popwell, Secretary

(This corporation has no seal)

                                   EXHIBIT 1
                               PLAN OF MERGER OF
                             PIEDMONT BANCORP, INC.
                                 WITH AND INTO
                       NATIONAL COMMERCE BANCORPORATION.

   Pursuant to this Plan of Merger ("Plan of Merger") dated    , 2000, PIEDMONT
BANCORP, INC. ("PBI"), a corporation organized and existing under the laws of the State of North Carolina, shall be merged with and into NATIONAL COMMERCE BANCORPORATION ("NCBC"), a corporation organized and existing under the laws of the State of Tennessee.

                                   ARTICLE 1
                                TERMS OF MERGER

   1.1 The Merger. Subject to the terms and conditions of that certain Agreement and Plan of Reorganization dated as December 27, 1999, between PBI and NCBC (the "Merger Agreement") and this Plan of Merger, at the Effective Time (defined below), PBI shall be merged with and into NCBC in accordance with the provisions of Section 55-11-06 of North Carolina General Statutes and with the effect provided in Section 48-21-102 of the Tennessee Code Annotated (the "Merger"). NCBC shall be the surviving corporation resulting from the Merger (the "Surviving Corporation") and shall continue to be governed by the laws of the State of Tennessee. The Merger shall be consummated pursuant to the terms of the Merger Agreement and this Plan of Merger.

   1.2 Effective Time. The Merger shall become effective on the date and at the time the Articles of Merger reflecting the Merger shall have been filed with both the Secretary of State of the State of North Carolina and the Secretary of State of the State of Tennessee (the "Effective Time").

   1.3 Charter. The Charter of NCBC in effect immediately prior to the Effective Time shall be the Charter of the Surviving Corporation until otherwise amended or repealed.

   1.4 Bylaws. The Bylaws of NCBC in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until otherwise amended or repealed.

   1.5 Name. The name of NCBC shall remain unchanged after the Effective Time, unless and until otherwise renamed.

   1.6 Directors and Officers. The directors and officers of NCBC in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected or appointed, shall serve as the directors and officers of the Surviving Corporation from and after the Effective Time in accordance with the bylaws of the Surviving Corporation, unless and until their successors shall have been elected or appointed and shall have qualified or until they shall have been removed in the manner provided therein.

                                   ARTICLE 2
            MANNER OF CONVERTING SHARES AND OPTIONS; EXCHANGE RATIO

   2.1 Conversion, Cancellation and Exchange of Shares; Exchange Ratio. At the Effective Time, by virtue of the Merger becoming effective and without any action on the part of NCBC, PBI, or the shareholders of any of the foregoing, the shares of the constituent corporations shall be converted as follows:

     (a) NCBC Common Stock. Each share of NCBC common stock, par value $2.00 per share (the "NCBC Common Stock") issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

     (b) PBI Common Stock. Each share of PBI common stock, no par value (the "PBI Common Stock") issued and outstanding at the Effective Time shall cease to represent any interest (equity, shareholder or otherwise) in PBI and shall automatically be converted exclusively into, and constitute only the right of each holder of record of PBI Common Stock immediately before the Effective Time (a "PBI Record Holder") to receive in exchange for such PBI Record Holder's shares of PBI Common Stock the consideration to which the PBI Record Holder is entitled as provided in this Section 2.1(b) (the "Consideration"):

       (i) The Exchange Ratio Calculation. Subject to any adjustments which may be required by an event described in Subsection 2.1(b)(iii) below, at and as of the Effective Time:

     (A) Each share of the PBI Common Stock outstanding at and as of the Effective Time shall be converted into the right to receive that number of shares of NCBC Common Stock equal to (the "Exchange Ratio"):

        (I) The quotient of the Net Purchase Price (defined below) divided by the NCBC Market Price Per Share (defined below),

        divided by

        (II) The sum of the number of shares of PBI Common Stock outstanding at and as of the Effective Time and the number of shares of PBI Common Stock issuable pursuant to options to purchase PBI Common Stock to the extent that such options are outstanding at and as of the Effective Time.

   Notwithstanding the provisions of subsection (A) above, if the Market Price Per Share shall be less than $20.70, then each share of PBI Common Stock outstanding at and as of the Effective Time shall be converted into the right to receive .60499 shares of NCBC Common Stock, and if the Market Price Per Share shall exceed $25.30, then each share of PBI Common Stock outstanding at and as of the Effective Time shall be converted into the right to receive
 .49499 shares of NCBC Common Stock.

     (B) "Net Purchase Price" shall be $34,500,000.

       No share of PBI Common Stock shall be deemed to be outstanding or have any rights other than those set forth in this Section 2.1(b) after the Effective Time. No fractional shares of NCBC Common Stock shall be issued in the Merger and, if after aggregating all of the whole and fractional shares of NCBC Common Stock to which a PBI Record Holder shall be entitled based upon this Exchange Ratio calculation, there should be a fractional share of NCBC Common Stock remaining, such fractional share shall be settled by a cash payment therefor pursuant to Article 3 of this Plan of Merger, which cash settlement shall be based upon the Market Price Per Share (as defined below) of one (1) full share of NCBC Common Stock.

       (ii) Definition of Market Price Per Share. The "Market Price Per Share" of NCBC Common Stock shall be the average of the closing price per share of NCBC Common Stock on the Nasdaq Stock Market's National Market (as reported by The Wall Street Journal) on the five (5) trading day period ending two (2) trading days prior to the Effective Time, or such earlier date as may be required by the Securities and Exchange Commission.

       (iii) Effect of Stock Splits, Reverse Stock Splits, Stock Dividends and Similar Changes in the Capital of PBI. Should PBI effect any stock splits, reverse stock splits, stock dividends or similar changes in its respective capital accounts prior to the Effective Time, the Exchange Ratio may, in NCBC's sole discretion if such change in the capital accounts constitutes a breach of any of PBI's representations, warranties or covenants, be adjusted in such a manner as the Board of Directors of NCBC shall deem in good faith to be fair and reasonable in order to give effect to such changes. Notwithstanding the foregoing, nothing in this subparagraph (iii) shall be deemed to be a waiver of the inaccuracy of any representation or warranty or breach of any covenant by PBI set forth in the Merger Agreement.

     (c) Shares Held by PBI or NCBC. Each of the shares of PBI Common Stock held by PBI or any subsidiary or affiliate of PBI or by NCBC or any subsidiary or affiliate of NCBC, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be cancelled and retired at the Effective Time and no Consideration shall be issued in exchange therefor.

   2.2 Conversion of Stock Options

    (a) At the Effective Time, all rights with respect to PBI Common Stock pursuant to stock options ("PBI Options") granted by PBI under all stock option plans of PBI (each a "PBI Option Plan"), which are outstanding at the Effective Time, whether or not exercisable, shall be converted into and become rights with respect to NCBC Common Stock, and NCBC shall assume each PBI Option, in accordance with the terms of the PBI Option Plan and stock option agreement by which it is evidenced. From and after the Effective Time, (i) each PBI Option assumed by NCBC may be exercised solely for shares of NCBC Common Stock, (ii) the number of shares of NCBC Common Stock subject to such PBI Option shall be equal to the number of shares of PBI Common Stock subject to such PBI Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and
(iii) the per share exercise price under each such PBI Option shall be adjusted by dividing the per share exercise price under each such PBI Option by the Exchange Ratio and rounding down to the nearest cent. PBI agrees to take all necessary steps to effectuate the foregoing provisions of this Section 2.2. Notwithstanding the foregoing, each stock option which is an Aincentive stock option@ under the PBI Option Plan shall be adjusted as required by Section 424 of the Internal Revenue Code of 1986, as amended (the ACode@) and the regulations promulgated thereunder so as to continue as an incentive stock option under Section 424 of the Code and so as not to constitute a modification, extension or renewal of the option within the meaning of Section 424(h) of the Code.

  2.3 Restricted Stock. At the Effective Time, each share of PBI Common Stock held by the trustees under the Hillsborough Savings Bank, Inc., SSB Management Recognition Plan (the "MRP"), including unvested shares subject to Awards as defined in the MRP heretofore granted to participants under the MRP, shall be converted into and exchanged for NCBC Common Stock and cash in lieu of fractional shares pursuant to the provisions of Section 3.1 below, and such shares and cash shall thereafter be held to be delivered to the respective participants pursuant to the MRP. At the Effective Time, the MRP and each stock grant agreement pursuant to which Awards were granted shall remain in effect, except that from and after the Effective Time the MRP and each such stock grant agreement shall be amended as necessary to provide that: (i) NCBC shall be substituted for the Hillsborough Savings Bank, Inc., SSB; (ii) the Board of Directors of NCBC or its Compensation Committee shall be substituted for the Committee of the Savings Bank Subsidiary Board of Directors with respect to administration of the MRP; (iii) unvested shares of NCBC Common Stock and cash determined in accordance with the provisions of Section 3.1 below shall be substituted for unvested shares of PBI Common Stock; (iv) no shares or other assets in addition to the shares of PBI Common Stock currently awarded under the MRP shall be purchased by or for the MRP; and (v) shares, cash or other interests in the MRP forfeited by participants shall be retained by the trustees of the MRP and shall be available for making additional Awards under the MRP.

  2.4 Anti-Dilution Provisions. In the event NCBC changes the number of shares of NCBC Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

                                   ARTICLE 3
                               EXCHANGE OF SHARES

  3.1 Exchange Procedures. Promptly after the Effective Time, NCBC and PBI shall cause the Bank of New York (the "Exchange Agent") to mail to the PBI Record Holders appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of PBI Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). The Exchange Agent may establish reasonable and customary rules and procedures in connection with its duties. After the Effective Time, each PBI Record Holder of PBI Common Stock (other than shares to be cancelled pursuant to Section 2.1(c) of this Plan of Merger) issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the Consideration provided in Section 2.1(b) of this Plan of Merger, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 3.2 of this Plan of Merger. To the extent required by
Section 2.1(b) of this Plan of Merger, each PBI Record Holder also shall receive, upon surrender of the certificate or certificates representing his or her shares of PBI Common Stock outstanding immediately prior to the Effective Time, cash in lieu of any fractional share of NCBC Common Stock to which such holder may be otherwise entitled (without interest). NCBC shall not be obligated to deliver the Consideration to which any PBI Record Holder is entitled as a result of the Merger until such PBI Record Holder surrenders such holder's certificate or certificates representing the shares of PBI Common Stock for exchange as provided in this Section 3.1. The certificate or certificates of PBI Common Stock so surrendered shall be duly endorsed as the Exchange Agent may reasonably require. Any other provision of this Plan of Merger notwithstanding, neither NCBC nor the Exchange Agent shall be liable to a PBI Record Holder for any amounts paid or properly delivered in good faith to a public official pursuant to any applicable abandoned property Law. Adoption of the Merger Agreement and this Plan of Merger by the shareholders of PBI shall constitute ratification of the appointment of the Exchange Agent.

   3.2 Rights of Former PBI Record Holders. At the Effective Time, the stock transfer books of PBI shall be closed as to holders of PBI Common Stock outstanding immediately prior to the Effective Time, and no transfer of PBI Common Stock by any PBI Record Holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 3.1 of this Plan of Merger, each certificate theretofore representing shares of PBI Common Stock (other than shares to be cancelled pursuant to Section 2.1(c) of this Plan of Merger) shall from and after the Effective Time represent for all purposes only the right to receive the Consideration provided in Section 2.1(b) of this Plan of Merger, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by PBI in respect of such shares of PBI Common Stock in accordance with the terms of this Plan of Merger and which remain unpaid at the Effective Time. Whenever a dividend or other distribution is declared by NCBC on the NCBC Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of NCBC Common Stock issuable pursuant to this Plan of Merger, but beginning sixty (60) days after the Effective Time no dividend or other distribution payable to the holders of record of NCBC Common Stock as of any time subsequent to the Effective Time shall be delivered to a PBI Record Holder until such PBI Record Holder surrenders his or her certificate or certificates evidencing PBI Common Stock for exchange as provided in Section 3.1 of this Plan of Merger. However, upon surrender of such PBI Common Stock certificate, both the NCBC Common Stock certificate and any undelivered dividends and cash payments payable hereunder (without interest) shall be delivered and paid with respect to each share represented by such certificate.

   3.3 Lost Certificates. Any PBI Record Holder whose certificate representing shares of PBI Common Stock has been lost, destroyed, stolen or otherwise is missing shall be entitled to receive a certificate representing the shares of NCBC Common Stock and cash in lieu of fractional shares to which he or she is entitled in accordance with and upon compliance with conditions reasonably imposed by the Exchange Agent (including, without limitation, a requirement that the shareholder provide a lost instruments indemnity bond in form, substance and amount reasonably satisfactory to the Exchange Agent).

                                   ARTICLE 4
                                 MISCELLANEOUS

   4.1 Conditions Precedent. Consummation of the Merger by NCBC shall be conditioned on the satisfaction of or waiver by NCBC of the conditions precedent to the Merger set forth in Sections 8.1 and 8.2 of the Merger Agreement. Consummation of the Merger by PBI shall be conditioned on the satisfaction, or waiver by PBI, of the conditions precedent to the Merger set forth in Sections 8.1 and 8.3 of the Merger Agreement.

   4.2 Amendments. To the extent permitted by Law and the Merger Agreement, this Plan of Merger may be amended as permitted in the Merger Agreement.

   4.3 Captions. The captions contained in this Plan of Merger are for reference purposes only and are not part of this Plan of Merger.

                                                                      APPENDIX B

                           [Form of Fairness Opinion]

Board of Directors
Piedmont Bancorp, Inc.
260 South Churton Street
Hillsborough, NC 27278

Members of the Board:

   You have requested our opinion as to the fairness, from a financial point of view, to the holders of shares of common stock (the "PBI Common Stock"), of Piedmont Bancorp, Inc. ("PBI") of the Exchange Ratio (as defined below) to be received by such holders in a merger (the "Merger") of PBI with National Commerce Bancorporation ("NCBC") pursuant to the Agreement and Plan of Reorganization (the "Agreement") dated as of December 27, 1999. Unless otherwise noted, all terms used herein shall have the same meaning as defined in the Agreement.

   As more specifically set forth in the Agreement, and subject to a number of conditions and procedures described in the Agreement, in the Merger, each share of PBI Common Stock issued and outstanding at the Effective Time shall be converted into shares of NCBC Common Stock. The "Exchange Ratio" will be determined by dividing thirty-four million five-hundred thousand dollars ($34,500,000) by the average closing price for NCBC Common Stock during the five day period ending two trading days prior to the Effective Time (the
"Market Price Per Share"), divided by the sum of the issued and outstanding shares of PBI Common Stock and the granted and unexercised options to purchase PBI Common Stock at the Effective Time. However, in the event the Market Price Per Share is less than $20.70, the Exchange Ratio will be .60499. In the event the Market Price Per Share is greater than $25.30, the Exchange Ratio will be
 .49499. Each option for the purchase of PBI Common Stock will be converted into options for the purchase of NCBC Common Stock. The number of stock options and the exercise price for those options will be adjusted in accordance with the Exchange Ratio.

   Trident Securities, a Division of McDonald Investments, Inc., ("Trident") is a financial consulting and investment banking firm experienced in the valuation of business enterprises with considerable experience in the valuation of thrift institutions. In the ordinary course of our business we may actively trade the securities of PBI and NCBC for our own account and for the accounts of our customers and, accordingly, may at any one time hold a long or short position in such securities. Trident is not affiliated with PBI or NCBC.

   In connection with rendering our opinion, we have reviewed and analyzed, among other things, the following: (i) the Agreement, including the exhibits and schedules thereto; (ii) certain publicly available information concerning PBI, including PBI's annual reports on Form 10-K for each of the three years ended June 30, 1999 and its quarterly report on Form 10-Q for the six months ended December 31, 1999; (iii) certain publicly available information concerning NCBC, including its annual report on Form 10-K for each of the three years ended December 31, 1998, and unaudited financial information from publicly-available sources for the year ended December 31, 1999; (iv) certain other internal information, primarily financial in nature, concerning the business and operations of PBI and NCBC furnished to us by PBI and NCBC for purposes of our analysis; (v) certain publicly available information concerning the trading of, and trading markets for, PBI and NCBC common stock; (vi) certain publicly available information with respect to other companies that we believe to be comparable to PBI and NCBC; and (vi) certain publicly available information concerning the nature and terms of other transactions that we consider relevant. We have also spoken with certain officers and employees of PBI and NCBC, to discuss the foregoing as well as other matters we believe relevant to our inquiry.

   In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and have assumed and relied upon the representations and warranties of PBI and NCBC contained in the Agreement. We have not been engaged to, and have not independently attempted to, verify any of such information. We have also relied upon the management of PBI as to the reasonableness and achievability of the financial and operating projections (and the assumptions and bases therefor) provided to us and, with your consent, we have assumed that such projections reflect the best currently available estimates and judgments of management. We did not perform a review of the loan portfolios of PBI or NCBC, and we did not assess the adequacy of PBI's or NCBC's loan loss reserves. We have not conducted a physical inspection of the properties or facilities of PBI or NCBC, nor have we made or obtained any independent evaluations or appraisals of any of such properties or facilities. We have also assumed that the conditions to the Merger as set forth in the Agreement would be satisfied and that the Merger would be consummated on a timely basis in the manner contemplated by the Agreement.

   In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial condition and results of operations of PBI and NCBC, including interest income, interest expense, net interest income, net interest margin, interest sensitivity, non-interest income and expense, earnings, dividends, book value, return on assets, return on equity, capitalization, the amount and type of non-performing assets and the reserve for loan losses; (ii) the business prospects of PBI and NCBC; (iii) the economy of PBI's and NCBC's market areas, and (iv) the nature and terms of certain other merger transactions that we believe to be relevant. We have also taken into account our assessment of general economic, market, financial and regulatory conditions and trends, as well as our knowledge of the financial services industry, our experience in connection with similar transactions, and our knowledge of securities valuation generally. Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof. Our opinion is, in any event, limited to the fairness, from a financial point of view, of the Exchange Ratio to be received by PBI in the Merger and does not address PBI's underlying business decision to effect the Merger or any of the other terms thereof.

   We have provided investment banking services to PBI in the past, for which we have received customary compensation. We have acted as financial advisor to PBI in connection with the Merger and will receive from PBI a fee for our services, a significant portion of which is contingent upon the consummation of the Merger, as well as PBI's agreement to indemnify us under certain circumstances.

   It is understood that this opinion was prepared for the confidential use of the Board of Directors and senior management of PBI and may not be disclosed, summarized, excerpted from or otherwise publicly referred to without our prior written consent. Our opinion does not constitute a recommendation to any stockholder of PBI as to how such stockholder should vote at the stockholders' meeting held in connection with the Merger.

   Based upon and subject to the foregoing, we are of the opinion that the Exchange Ratio to be received by PBI in the Merger is fair, as of the date hereof, from a financial point of view, to the shareholders of PBI.

   This opinion is being delivered to the Board of Directors of PBI for its use and is not to be reproduced, disseminated or delivered to any third party without the express written consent of Trident, except as required by law. Our opinion is as of the date set forth above, and events or circumstances occurring after this date may adversely impact the validity of the basis of our opinion and/or such opinion.

                                          Very truly yours,

                                          TRIDENT SECURITIES
                                          A Division of McDonald Investments
                                          Inc.

                                                                      APPENDIX C

                             STOCK OPTION AGREEMENT

   This STOCK OPTION AGREEMENT ("Agreement"), dated as of December 27, 1999, is between NATIONAL COMMERCE BANCORPORATION ("NCBC") and PIEDMONT BANCORP, INC. ("PBI").

                                    RECITALS

   PBI and NCBC have executed an Agreement and Plan of Reorganization ("Merger Agreement"), of even date with this Agreement, under which PBI will be merged with and into NCBC upon completion of the merger ("Merger") contemplated in the Merger Agreement.

   By negotiating and executing the Merger Agreement and by taking actions necessary or appropriate to effect the transactions contemplated by the Merger Agreement, NCBC has incurred and will incur substantial direct and indirect costs (including, without limitation, the costs of management and employee time) and will forgo the pursuit of certain alternative investments and transactions.

                                   AGREEMENT

   THEREFORE, in consideration of the promises set forth in this Agreement and in the Merger Agreement, the parties agree as follows:

   1. Grant of Option. Subject to the terms and conditions set forth in this Agreement, PBI irrevocably grants an option ("Option") to NCBC to purchase that number of authorized but unissued shares of PBI's common stock, no par value per share ("PBI Common Stock"), such that immediately following such purchase NCBC would own 19.5% of the then issued and outstanding shares (as adjusted as set forth herein) of PBI Common Stock after giving effect to the exercise of the Option at a per share price in cash (or immediately available funds) equal to $7.65 ("Option Price").

   2. Exercise of Option. Subject to the provisions of this Section 2 and of
Section 12(a) of this Agreement, this Option may be exercised by NCBC as set forth in Section 5 of this Agreement, in whole or in part, at any time, in any of the following circumstances:

       (a) PBI enters into an agreement or PBI's Board of Directors recommends to PBI shareholders (or withdraws its recommendation FOR approval of the Merger after receipt of a proposal for PBI to enter into) an agreement (other than the Merger Agreement) under which any entity, person or group (collectively "Person"), within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), would: (1) merge or consolidate with, acquire 25% or more of the assets or liabilities of, or enter into any similar transaction with PBI, or (2) purchase or otherwise acquire (including by merger, reorganization, consolidation, share exchange or any similar transaction) securities representing 25% or more of PBI's voting shares;

       (b) any Person (other than NCBC or any of its subsidiaries) acquires the beneficial ownership or the right to acquire beneficial ownership of securities which, when aggregated with other such securities owned by such Person, represents 25% or more of the voting shares of PBI (the term "beneficial ownership" for purposes of this Agreement has the meaning set forth in Section 13(d) of the Exchange Act, and the regulations promulgated under the Exchange
Act) (not including acquisitions pursuant to which the acquiror or acquiring group has successfully rebutted the presumption of control pursuant to 12 C.F.R. (S)574(e) and has voted or given to management of PBI an irrevocable proxy to vote the securities so acquired for the approval of the Merger at any and all meetings of shareholders of PBI called for that purpose or at which such matter is considered (a "Rebuttal Acquisition");

      (c) failure of the shareholders to approve, prior to the termination of the Merger Agreement, the Merger by the required affirmative vote at a meeting of the shareholders, because a third Person (other than NCBC or a subsidiary of NCBC) announces publicly or communicates, in writing, to PBI a proposal to (a) acquire PBI (by merger, reorganization, consolidation, the purchase of 25% or more of its assets or liabilities, or any other similar transaction), or (b) purchase or otherwise acquire securities representing 25% or more of the voting shares of PBI.

      (d) It is understood and agreed that the Option will become exercisable immediately upon the occurrence of any of the above-described circumstances even though the circumstance occurred as a result, in part or in whole, of the board of PBI complying with its fiduciary duties.

      (e) Notwithstanding any other provision of this Agreement to the contrary, in no event shall:

        (i) NCBC's Total Profit (as defined below) exceed $1,035,000 and, if it otherwise would exceed such amount, NCBC at its sole election, shall either (A) reduce any remaining shares of PBI Common Stock subject to the Option, (B) deliver to PBI for cancellation without consideration shares of PBI Common Stock previously purchased by NCBC pursuant to the exercise of the Option, (C) pay cash to PBI, or (D) any combination of the foregoing, so that NCBC's actual realized Total Profit shall not exceed $1,035,000 after taking into account the foregoing actions; or

        (ii) the Option be exercised for a number of shares of PBI Common Stock as would, as of the date of exercise, result in NCBC's Total Notional Profit (as defined below) exceeding $1,035,000; provided, that nothing in this clause (ii) shall restrict any exercise of the Option permitted hereby on any subsequent date.

   As used in this Agreement, the term "Total Profit" shall mean the aggregate sum (prior to the payment of taxes) of the following: (i) any net cash amounts received by NCBC pursuant to the sale of shares of PBI Common Stock received pursuant to the exercise of the Option (or any other securities into which such shares shall be converted or exchanged) to any unaffiliated person less NCBC's purchase price of such shares; (ii) any amount received by NCBC pursuant to PBI's repurchase of shares of PBI Common Stock received pursuant to the exercise of the Option less NCBC's purchase price of such shares, and
(iii) any amount received by NCBC pursuant to PBI's repurchase of the Option (or any portion thereof).

   As used in this Agreement, the term "Total Notional Profit" with respect to any number of shares of PBI Common Stock as to which NCBC may propose to exercise the Option shall be the Total Profit determined as of the date of such proposed exercise, assuming that the Option were exercised on such date for such number of shares and assuming that such shares, together with all other such shares held by NCBC or its affiliates as of such date that were issued pursuant to the exercise of the Option, were sold for cash at the closing sale price per share of PBI Common Stock as quoted on the American Stock Exchange ("AMEX") or, if PBI Common Stock in not then quoted on AMEX, the highest bid price per share as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source chosen by NCBC as of the close of business on the preceding trading day (less customary brokerage commissions).

   3. Notice, Time and Place of Exercise. When NCBC wishes to exercise the Option, NCBC will give written notice of its intention to exercise the Option and the place and date for the closing of the exercise (which date may not be later than ten business days from the date such notice is mailed). If any law, regulation or other restriction will not permit such exercise to be consummated during this ten-day period, the date for the closing of such exercise will be within five days following the cessation of the restriction on consummation.

   4. Payment and Delivery of Certificate(s). At the closing for the exercise of the Option or any portion thereof, (a) NCBC and PBI will each deliver to the other certificates as to the accuracy, as of the closing date, of their respective representations and warranties under this Agreement, (b) NCBC will pay the aggregate purchase price for the shares of PBI Common Stock to be purchased by delivery of a certified or bank cashier's check in immediately available funds payable to the order of PBI, and (c) PBI will deliver to NCBC a certificate or certificates representing the shares so purchased.

   5. Transferability of the Option. Neither the Option nor any portion of the Option will be transferable except to a wholly-owned subsidiary of NCBC.

   6. Representations, Warranties and Covenants of PBI. PBI represents and warrants to NCBC as follows:

       (a) Due Authorization. This Agreement has been duly authorized by all necessary corporate action on the part of PBI, has been duly executed by a duly authorized officer of PBI and constitutes a valid and binding obligation of PBI. No shareholder approval by PBI shareholders is required by applicable law or otherwise before the exercise of the Option in whole or in part.

       (b) Option Shares. PBI has taken all necessary corporate and other action to authorize and reserve and to permit it to issue and, at all times from the date of this Agreement to such time as the obligation to deliver shares under this Agreement terminates, will have reserved for issuance, at the closing(s) upon exercise of the Option, the Option Shares (subject to adjustment, as provided in Section 8 below), all of which, upon issuance under this Agreement, will be duly and validly issued, fully paid and nonassessable, and will be delivered free and clear of all claims, liens, encumbrances and security interests, including any preemptive right of any of the shareholders of PBI.

       (c) No Conflicts. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by it will violate or result in any violation of or be in conflict with or constitute a default under any term of the charter or bylaws of PBI or any agreement, instrument, judgment, decree, law, rule or order applicable to PBI or any subsidiary of PBI or to which PBI or any such subsidiary is a party.

       (d) Notification of Record Date. At any time from and after the date of this Agreement until the Option is no longer exercisable, PBI will give NCBC at least 10 days prior written notice before setting the record date for determining the holders of record of the PBI Common Stock entitled to vote on any transaction described in Section 2 above.

   7. Representations, Warranties and Covenants of NCBC. NCBC represents and warrants to PBI as follows:

       (a) Due Authorization. This Agreement has been duly authorized by all necessary corporate action on the part of NCBC, has been duly executed by a duly authorized officer of NCBC and constitutes a valid and binding obligation of NCBC.

       (b) No Conflicts. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by it will violate or result in any violation of or be in conflict with or constitute a default under any term of the charter or bylaws of NCBC or any agreement, instrument, judgment, decree, law, rule or order applicable to NCBC or any subsidiary of NCBC or to which NCBC or any such subsidiary is a party.

   8. Adjustment Upon Changes in Capitalization. In the event of any change in the PBI Common Stock by reason of stock dividends, split-ups, mergers, reorganizations, recapitalizations, combinations, exchanges of shares or the like, the number and kind of shares or securities subject to the Option and the purchase price per share of Common Stock will be appropriately adjusted. If, before the Option terminates or is exercised, PBI is acquired by another party, or consolidates with or merges into another corporation, NCBC will thereafter receive, upon exercise of the Option, the securities or properties to which a holder of the number of shares of Common Stock then deliverable upon the exercise thereof would have been entitled upon such acquisition, consolidation, merger, or reorganization, and PBI will take all steps in connection with such acquisition, consolidation, merger, or reorganization, as may be necessary to assure that the provisions of this Agreement will thereafter be applicable, as nearly as reasonably may be practicable, in relation to any securities or property thereafter deliverable upon exercise of the Option.

     9. Binding Effect; Assignment. This Agreement binds and inures to the benefit of the parties and their successors. Except as set forth in Section 5, this Agreement is not assignable by either party.

    10. Regulatory Restrictions. Upon exercise of this Option, PBI will use its best efforts to obtain or to cooperate with NCBC in obtaining all necessary regulatory consents, approvals, waivers or other action (whether regulatory, corporate or other) to permit the acquisition of any or all Option Shares by NCBC.

    11. No Rights as Shareholder. This Option, before it is exercised, will not entitle its holder to any rights as a shareholder of PBI at law or in equity. Specifically, this Option, before it is exercised, will not entitle the holder to vote on any matter presented to the shareholders of PBI or, except as provided in this Agreement, to any notice of any meetings of shareholders or any other proceedings of PBI.

    12. Miscellaneous.

       (a) Termination. This Agreement and the Option will terminate upon the earliest of (1) the mutual agreement of the parties to this Agreement; (2) the 90th day following the termination of the Merger Agreement for any reason; or
(3) 12 months after the date hereof; but if the Option has been exercised before the termination of this Agreement, then the exercise will close under
Section 4 of this Agreement, even though that closing date is after the termination of this Agreement.

       (b) Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties.

       (c) Severability of Terms. Any provision of this Agreement that is invalid, illegal or unenforceable is ineffective only to the extent of the invalidity, illegality or unenforceability without affecting in any way the remaining provisions or rendering any other provisions of this Agreement invalid, illegal or unenforceable. Without limiting the generality of the foregoing, if the right of NCBC to exercise the Option in full for the total number of shares of PBI Common Stock or other securities or property issuable upon the exercise of the Option is limited by applicable law, or otherwise, NCBC may, nevertheless, exercise the Option to the fullest extent permissible.

       (d) Notices. All notices, requests, claims, demands and other communications under this Agreement must be in writing and must be given (and will be deemed to have been duly received if so given) by delivery, by cable, telecopies or telex, or by registered or certified mail, postage prepaid, return receipt requested, to the respective parties at the addresses below, or to such other address as either party may furnish to the other in writing. Change of address notices will be effective upon receipt.

       If to PBI to:      Piedmont Bancorp, Inc.
                          260 So. Churton Street
                          Hillsborough, North Carolina 27278-2507
                          Attn: D. Tyson Clayton, President
                          Fax: (919) 732-2146
                          Phone: (919) 732-2143

       with a copy to:    Brooks, Pierce, McLendon, Humphrey &
                          Leonard, L.L.P.
                          2000 Renaissance Plaza
                          230 North Elm Street
                          Greensboro, North Carolina 27401
                          Attn: Edward C. Winslow, III, Esq.
                          Fax: (336) 378-1001
                          Phone: (336) 373-8850

       If to NCBC to:     National Commerce Bancorporation
                          One Commerce Square
                          Memphis, Tennessee 38150
                          Attn: Lewis E. Holland
                          Fax: (901) 523-3170
                          Phone: (901) 523-3320

                                and

                          Charles A. Neale
                          Vice President and General Counsel
                          Fax: (901) 523-3303
                          Phone: (901) 523-3371

       with a copy to:    Bass, Berry & Sims PLC
                          100 Peabody Place, Suite 950
                          Memphis, Tennessee 38103
                          Attn: John A. Good, Esq.
                          Fax: (901) 543-5999
                          Phone: (901) 543-5901

       (e) Governing Law. The parties intend this Agreement and the Option, in all respects, including all matters of construction, validity and performance, to be governed by the laws of the State of North Carolina, without giving effect to conflicts of law principles.

       (f) Counterparts. This Agreement may be executed in several counterparts, including facsimile counterparts, each of which is an original, and all of which together constitute one and the same agreement.

       (g) Effects of Headings. The section headings in this Agreement are for convenience only and do not affect the meaning of its provisions.

   IN WITNESS WHEREOF, the parties hereto have signed and delivered this Stock Option Agreement as of the day and year first above written.

                                     NATIONAL COMMERCE BANCORPORATION

                                          /s/ William R. Reed, Jr.
                                     By: ______________________________________
                                          William R. Reed, Jr.
                                          Vice Chairman

                                     PIEDMONT BANCORP, INC.

                                          /s/ D. Tyson Clayton
                                     By: ______________________________________
                                          D. Tyson Clayton
                                          President and Chief Executive
                                          Officer

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20: Indemnification of Directors and Officers

   The Registrant is a Tennessee corporation. Sections 48-18-501 through 48-18-509 of the Tennessee Business Corporation Act contain detailed provisions on indemnification of directors and officers of a Tennessee corporation against reasonable expenses.

   The Registrant's Restated Charter (the "Charter"), provides that no director of the Registrant shall be personally liable to the Registrant or its shareholders for monetary damages for breach of fiduciary duty as a director, except: (i) for any breach of the director's duty of loyalty to the Registrant or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or (iii) for unlawful distributions under Section 48-18-304 of the Tennessee Business Corporation Act.

   The Registrant's Bylaws (the "Bylaws"), provide that the Registrant, shall indemnify any person who is made a party to a suit by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that he, his testator or intestate is or was a director or officer of the Registrant, against amounts paid in settlement and reasonable expenses including attorneys' fees actually and necessarily incurred as a result of such suit or proceeding or any appeal therein to the extent permitted by and in the manner provided by the laws of Tennessee. The Registrant shall indemnify any person made or threatened to be made a party to a suit or proceeding other than by or in the right of any company of any type or kind, domestic or foreign, which any director or officer of the Registrant, by reason of the fact that he, his testator or intestate, was a director or officer of the Registrant or served such other company in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such suit or proceeding, or any appeal therein, if such director or officer acted in good faith for a purpose which he reasonably believed to be in the best interest of the Registrant and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that this conduct was unlawful, and to the extent permitted by, and in the manner provided by, the laws of Tennessee.

   The directors and officers of the Registrant are covered by an insurance policy indemnifying them against certain civil liabilities, including liabilities under the federal securities laws, which might be incurred by them in such capacity.

Item 21: Exhibits and Financial Statement Schedules

   An index to Exhibits appears at pages II-5 through II-7 hereof.

Item 22: Undertakings

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

   The Registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Proxy Statement/Prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

   The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee, on February 17, 2000.

                                           National Commerce Bancorporation

                                                    /s/ Thomas M. Garrott
                                           By: _________________________________
                                                       Thomas M. Garrott
                                                    Chairman of the Board,
                                                       President and
                                                    Chief Executive Officer

   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lewis E. Holland and Charles A. Neale and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done be virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

        /s/ Thomas M. Garrott          Chairman of the Board,      February 17, 2000
______________________________________  President and Chief
          Thomas M. Garrott             Executive Officer
                                        (Principal Executive
                                        Officer) and Director

         /s/ Lewis E. Holland          Vice Chairman, Treasurer    February 17, 2000
______________________________________  and Chief Financial
           Lewis E. Holland             Officer (Principal
                                        Financial Officer and
                                        Principal Accounting
                                        Officer) and Director

          /s/ Mark A. Wendel           Accounting Officer          February 17, 2000
______________________________________  (Principal Accounting
            Mark A. Wendel              Officer)

       /s/ Frank G. Barton, Jr.        Director                    February 17, 2000
______________________________________
         Frank G. Barton, Jr.

      /s/ R. Grattan Brown, Jr.        Director                    February 17, 2000
______________________________________
        R. Grattan Brown, Jr.

      /s/ Bruce E. Campbell, Jr.       Director                    February 17, 2000
______________________________________
        Bruce E. Campbell, Jr.

              Signature                          Title                   Date
              ---------                          -----                   ----

       /s/ John D. Canale, III         Director                    February 17, 2000
______________________________________
         John D. Canale, III

     /s/ James H. Daughdrill, Jr.      Director                    February 17, 2000
______________________________________
       James H. Daughdrill, Jr.

    /s/ Thomas C. Farnsworth, Jr.      Director                    February 17, 2000
______________________________________
      Thomas C. Farnsworth, Jr.

______________________________________ Director                            , 2000
            R. Lee Jenkins

______________________________________ Director                            , 2000
        W. Neely Mallory, Jr.

      /s/ James E. McGehee, Jr.        Director                    February 17, 2000
______________________________________
        James E. McGehee, Jr.

     /s/ Phillip H. McNeill, Sr.       Director                    February 17, 2000
______________________________________
       Phillip H. McNeill, Sr.

      /s/ Harry J. Phillips, Sr.       Director                    February 17, 2000
______________________________________
        Harry J. Phillips, Sr.

______________________________________ Director                            , 2000
           J. Bradbury Reed

       /s/ William R. Reed, Jr.        Director                    February 17, 2000
______________________________________
         William R. Reed, Jr.

         /s/ G. Mark Thompson          Director                    February 17, 2000
 _____________________________________
           G. Mark Thompson

                               INDEX TO EXHIBITS

Exhibit
Number     Description of Exhibits
 2.1 Agreement and Plan of Reorganization among National Commerce Bancorporation and Piedmont Bancorp, Inc. dated as of December 27, 1999 (included as Appendix A to the Proxy Statement/Prospectus in
           Part I of this Registration Statement).

 2.2 Stock Option Agreement, dated as of December 27, 1999, between National Commerce Bancorporation and Piedmont Bancorp, Inc. (included as Appendix C to the Proxy Statement/Prospectus in Part I of this Registration Statement).

 3.1 Charter of National Commerce Bancorporation as amended and restated (filed as Exhibit 3.1 to the Registrant's Form 10-K for the year ended December 31, 1996 (File No. 0-6094) and incorporated herein by reference).

 3.2       Bylaws of National Commerce Bancorporation as amended (filed as
           Exhibit 3.2 to the Registrant's Form 10-K for the year ended December 31, 1995 (File No. 0-6094) and incorporated herein by reference).

 4.1 Specimen Stock Certificate filed as Exhibit 4.1 to the Registrant's Form 10-k for the year ended December 31, 1996 (File No. 0-6094) and incorporated herein by reference.

 5.1 Opinion of Bass, Berry & Sims PLC, counsel to the Registrant, as to the legality of the shares of the Registrant's Common Stock being registered.

 8.1 Opinion of Bass, Berry & Sims PLC, counsel to the Registrant, as to certain federal income tax consequences of the Merger.

10.1 Form of Promissory Notes of NBC payable to The Mallory Partners (filed as Exhibit 10.1 to the Registrant's Form 10-K for the year ended December 31, 1987 (File No. 0-6094) and incorporated herein by reference).

10.2 Employment Agreement dated as of October 1, 1991, by and between National Bank of Commerce and Bruce E. Campbell, Jr. (filed as
           Exhibit 10.5 to the Registrant's Form 10-K for the year ended December 31, 1987 (File No. 0-6094) and incorporated herein by reference).

10.3 Employment Agreement dated as of January 1, 1992, by and between National Bank of Commerce and William R. Reed, Jr. (filed as
           Exhibit 10.8 to the Registrant's Form 10-K for the year ended December 31, 1992 (File No. 0-6094) and incorporated herein by reference).

10.4 Employment Agreement dated as of September 1, 1993, by and between National Bank of Commerce and Thomas M. Garrott (filed as Exhibit
           10.9 to the Registrant's Form 10-K for the year ended December 31, 1994 (File No. 0-6094) and incorporated herein by reference).

10.5 Employment Agreement dated as of September 1, 1993, by and between National Bank of Commerce and Gary L. Lazarini (filed as Exhibit
           10.10 to the Registrant's Form 10-K for the year ended December 31, 1994 (File No. 0-6094) and incorporated herein by reference).

10.6 Employment Agreement dated as of September 1, 1993, by and between National Bank of Commerce and Mackie H. Gober (filed as Exhibit
           10.11 to the Registrant's Form 10-K for the year ended December 31, 1994 (File No. 0-6094) and incorporated herein by reference).

10.7 Deferred Compensation Agreement dated as of December 1, 1983, for Thomas M. Garrott (filed as Exhibit 10c(2) to the Registrant's Form 10-K for the year ended December 31, 1984 (File No. 0-6094) and incorporated herein by reference).

10.8
           Employment Agreement dated as of July 1, 1994, by and between National Bank of Commerce and Lewis E. Holland (filed as Exhibit
           10.14 to the Registrant's Form 10-K for the year ended December 31, 1994 (File No. 0-6094) and incorporated herein by reference).

Exhibit
Number     Description of Exhibits
10.9 First Amendment to Agreement Respecting Employment dated July 27, 1998, by and between National Commerce Bancorporation, National Bank of Commerce, and William R. Reed, Jr. (filed as Exhibit 10.8 to the Registrant's Form 10-K for the year ended December 31, 1998 (File No. 0-6094) and incorporated herein by reference).

10.10 First Amendment to Agreement Respecting Employment dated July 27, 1998, by and between National Commerce Bancorporation, National Bank of Commerce, and Thomas M. Garrott (filed as Exhibit 10.9 to the Registrant's Form 10-K for the year ended December 31, 1998 (File No. 0-6094) and incorporated herein by reference).

10.11 First Amendment to Agreement Respecting Employment dated July 27, 1998, by and between National Commerce Bancorporation, National Bank of Commerce, and Gary L. Lazarini (filed as Exhibit 10.10 to the Registrant's Form 10-K for the year ended December 31, 1998 (File No. 0-6094) and incorporated herein by reference).

10.12 First Amendment to Agreement Respecting Employment dated July 27, 1998, by and between National Commerce Bancorporation, National Bank of Commerce, and Mackie H. Gober (filed as Exhibit 10.11 to the Registrant's Form 10-K for the year ended December 31, 1998 (File No. 0-6094) and incorporated herein by reference).

10.13 First Amendment to Agreement Respecting Employment dated July 27, 1998, by and between National Commerce Bancorporation, National Bank of Commerce, and Lewis Holland (filed as Exhibit 10.12 to the Registrant's Form 10-K for the year ended December 31, 1998 (File No. 0-6094) and incorporated herein by reference).

10.14 Employment Agreement dated as of August 17, 1998 by and between National Commerce Bancorporation, National Bank of Commerce, and David T. Popwell (filed as Exhibit 10.13 to the Registrant's Form 10-K for the year ended December 31, 1998 (File No. 0-6094) and incorporated herein by reference.)

10.15 Split Dollar Insurance Plan (filed as Exhibit 10c(3) to the Registrant's Form 10-K for the year ended December 31, 1984 (File No. 0-6094) and incorporated herein by reference).

10.16 Bonus Incentive Plan (filed as Exhibit 10c(1) to the Registrant's Form 10-K for the year ended December 31, 1980 (File No. 0-6094) and incorporated herein by reference).

10.17 1982 Incentive Stock Option Plan, as amended (filed as Exhibit 10.8 to the Registrant's Form 10-K for the year ended December 31, 1988 (File No. 0-6094)) and incorporated herein by reference).

10.18 1986 Stock Option Plan (filed as Exhibit A to the Registrant's Proxy Statement for the 1987 Annual Special Meeting of Shareholders and incorporated herein by reference).

10.19 1990 Stock Plan (filed as Exhibit A to the Registrant's Proxy Statement for the 1990 Annual Special Meeting of Shareholders and incorporated herein by reference).

10.20 Form of Amendment to 1986 Stock Option Plan (filed as Exhibit 10.10 to the Registrant's Form 10-K for the year ended December 31, 1988 (File No. 0-6094) and incorporated herein by reference).

10.21 1994 Stock Plan (filed as Exhibit A to the Registrant's Proxy Statement for the 1994 Annual Special Meeting of Shareholders and incorporated herein by reference).

10.22
           Resolution authorizing Pension Restoration Plan (filed as Exhibit 10c(7) to the Registrant's Form 10-K for the year ended December 31, 1986 (File No. 0-6094) and incorporated herein by reference).

Exhibit
Number     Description of Exhibits
10.23 1994 Stock Plan, filed as Exhibit A to the Registrant's Proxy Statement for the 1994 Annual Meeting of Shareholders and incorporated herein by reference.

10.24 Amendment No. 1, National Commerce Bancorporation 1994 Stock Plan, as amended and restated, effective as of November 1, 1996, filed as
           Exhibit 10.17 to the Registrant's Form 10-K for the year ended December 31, 1998 (File No. 0-6094) and incorporated herein by reference.

10.25 National Commerce Bancorporation Deferred Compensation Plan effective January 1, 1999, filed as Exhibit 10.19 to the Registrant's Form 10-K for the year ended December 31, 1998 (File No. 0-6094) and incorporated herein by reference.

 21.1      Subsidiaries of the Registrant.

 23.1      Consent of Ernst & Young LLP.

 23.2      Consent of KPMG LLP.

 23.3 Consent of Bass, Berry & Sims PLC (included in the opinions filed as Exhibits 5.1 and 8.1).

 23.4      Consent of Trident Securities.

 99.1      Form of Piedmont Proxy.